This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on September 11, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIZHI INC.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

+86 20 8381-8791

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

10 E. 40th Street, 10th Floor

New York, the United States

NY 10016

+1 800 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300	Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary shares, par value US$0.0001 per share(1)(2)	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents             ordinary shares.

(2)

Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus dated                 , 2019

American Depositary Shares

LIZHI INC.

Representing              Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of LIZHI INC. We are offering              ADSs. Each ADS represents              of our ordinary shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for the ADSs. It is currently estimated that the initial public offering price per ADS will be between US$             and US$            .

We intend to apply to list the ADSs representing our ordinary shares on the [New York Stock Exchange] / [Nasdaq Global Select Market] under the symbol “LIZI.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” beginning on page 17 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for additional disclosure regarding compensation payable by us to the underwriters.

The underwriters have an option to purchase up to an additional              ADSs from us at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on             , 2019.

Credit Suisse	Citigroup

The date of this prospectus is              , 2019.

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We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ADSs representing our ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is true, complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

We have not taken any action to permit a public offering of the ADSs representing our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                     , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our ADSs. Investors should note that LIZHI INC., our ultimate Cayman Islands holding company, does not directly own any substantive business operations in the PRC and all of our businesses in the PRC as described in this prospectus are operated through our VIEs.

Overview

Our mission is to enable everyone to showcase vocal talent. Driven by this, we have transformed the audio industry to create Lizhi, a mobile app for everyone to create, store, share, discover and enjoy audio, and interact through it.

What Inspires Us

Human voice is powerful. It reveals our feelings and thoughts, creates understanding and empathy, and fills us with joy and inspirations. It establishes companionship and brings us together in a way like no other medium.

Over 100 years ago, radio was invented to connect the world through human voices. Its massive reach, seamless transmission, and ubiquitous presence have changed and enriched everyone’s life. Fifteen years ago, the rapid development of internet gave rise to podcasts, attracting a younger audience and nurturing audio hosts of the future.

Now, with the rise of mobile technology, we saw an opportunity to transform audio creation and sharing to elevate the roles of voices in people’s lives. That’s why we built Lizhi six years ago—to revamp traditional radio and podcasts to create a bigger and more accessible stage for everyone to create, store, share, discover and enjoy audio, and interact through it.

What we do today is just the beginning. We envision a global audio community—a place where everyone can become a host, share stories, and empathize and connect with each other, through voices and across cultures.

What We Do

We are the largest online UGC audio community in China as of June 30, 2019 according to iResearch. We are also the largest interactive audio entertainment platform and the second largest online audio platform in China in terms of average total MAUs for the six months ended June 30, 2019 according to the same source. We launched our Lizhi app in 2013 to allow users to create, store and share their own podcasts on mobile devices with the help of intuitive recording and reach their audience through various discovery tools.

Since 2013, we have amassed extensive user-generated audio content, with approximately 13.4 million hours of podcasts as of June 30, 2019. As of June 30, 2019, approximately 145.0 million podcasts had been uploaded to our platform since our inception. Podcasts uploaded to our platform had been played over 5.4 billion times in the three months ended June 30, 2019. Through our extensive podcast library, we attract a growing and engaging user base, which presents attractive monetization opportunities.

With user interactions built into every podcast and live streaming, our users don’t just listen on our platform. We launched audio live streaming as our first audio entertainment product in 2016, making it possible for our users to enjoy a multi-dimensional, interactive audio experience. Through Lizhi, users can follow their favorite hosts and channels, become a host and create their own podcasts, perform in live streaming, and interact with others through various interactive features. Today, it is not only easy and fast to discover one’s favorite audio on Lizhi—we also offer a far more engaging and diversified entertainment experience through audio.

We believe this audio-centric interaction is a natural extension of the power of human voices. Since our launch, we have also introduced a wide range of interactive audio products to drive user interactions, such as Friends Hall and Lizhi Party.

We plan to expand our overseas presence. In July 2019, we launched the locally tailored version of our audio entertainment products, Sugar Chat, in the Middle East and North Africa, or the MENA. We also plan to attract users in Southeast Asia and reach a global audience.

Throughout the years, we have grown by helping people express themselves through their voices. Today, our vibrant platform fosters a thriving community with the following elements:

•

Users—We cultivated a highly engaged user community of approximately 43.5 million average total mobile MAUs in the second quarter of 2019, representing an increase of 28.6% from approximately 33.8 million average total mobile MAUs in the second quarter of 2018. In the second quarter of 2019, the number of our average paying users has also increased by 37.4% to approximately 307,600 as compared to approximately 223,900 in the second quarter of 2018. Our users are young, with a strong demand for self-expression and social interactions. They are highly engaged, spending an average of 46.8 minutes every day per mobile daily active user on our platform in the second quarter of 2019. We foster natural conversion of users to hosts through simple and intuitive audio tools. As a result, our users are not only listeners, but also content creators. In the second quarter of 2019, we had approximately 5.5 million average monthly active hosts on our Lizhi app, representing 12.7% of our average total mobile MAUs in the same period.

•

Content—We are the largest online UGC audio community in China as of June 30, 2019 according to iResearch. Our platform offers a variety of tools to enable our users to create, edit, store and share audio content to demonstrate their vocal talent. We offer a broad range of podcasts across 27 categories such as romance, parenting, ACG, music radio and talk shows and 107 sub-categories including love stories, bedtime stories and family, catering to the evolving and diversified interests of our user base. For audio entertainment, we offer seven categories covering content such as social, music, talk show, ACG and audio books. Almost all of the audio content on our platform was generated by our users.

•

Interactions—We have developed innovative products for our users to interact with our hosts and other users. Features such as following, chatting, sharing, commenting, liking, on-air dialogues and virtual gifting are deeply integrated into the audio content offered on our platform, enhancing our user experience and engagement. In the second quarter of 2019, our community had recorded approximately 7.5 billion total interactions by our active users, including an average of approximately 46.7 million comments and an average of approximately 2.6 million multi-user on-air dialogues on our platform every day.

•

Audio and AI technologies—Through our industry-leading audio technologies, we simplify the audio creation process for our users, improve sound quality and effects, and ensure a consistently high-quality live streaming experience. Our proprietary voice engineering features include 3D recording, noise reduction, and voice beautification and synthesis. Machine learning and data analytics help us find patterns in users’ vocal and behavior data. Our AI technologies enable us to recommend relevant audio content to our users based on their interests through a fully automated process.

At current stage, we strategically offer most of our podcasts for free to attract a large user base. We primarily generate net revenues through sales of virtual gifts to users in relation to audio entertainment. Through virtual gifting, our users are able to reward their favorite hosts to drive interactions and content creation in our audio community. This also allows us to attract more users and motivate more content creation. We will continue to seek to diversify monetization channels as our user and content base continues to grow.

We grew rapidly in 2017 and 2018 with our net revenues increasing by 76.1% from RMB453.5 million in 2017 to RMB798.6 million (US$116.1 million) in 2018. Our net revenues increased by 32.4% from RMB367.4 million for the six months ended June 30, 2018 to RMB486.6 million (US$70.9 million) for the same period of 2019. Our net loss decreased from RMB153.7 million in 2017 to RMB9.3 million (US$1.4 million) in 2018, and increased from RMB9.8 million for the six months ended June 30, 2018 to RMB55.5 million (US$8.1 million) for the same period of 2019.

Our Strengths

We believe the following competitive strengths differentiate us from our competitors:

•	A leading online audio community:

•

We are the largest interactive audio entertainment platform and the second largest online audio platform in China in terms of average total MAUs for the six months ended June 30, 2019 according to iResearch; and

•	We enabled easy content creation and sharing, pioneered in introducing audio live streaming in China, and innovated a variety of voice-based social interactive features.

•	Extensive user-generated audio content:

•

We are the largest online UGC audio community in China as of June 30, 2019, according to iResearch, offering approximately 13.4 million hours of podcasts as of June 30, 2019 since our inception, which had generated 3.0 billion hours spent by users since January 1, 2017 and had been played over 5.4 billion times in the three months ended June 30, 2019;

•	We offer 27 categories and 107 sub-categories for podcasts and seven categories for audio entertainment; and

•	More than 15.8 million user-created playlists had been posted in our community as of June 30, 2019 since such feature became available.

•	Highly engaged user community:

•	We amassed 43.5 million average total mobile MAUs and approximately 307,600 average paying users in the second quarter of 2019; and

•	Our community had recorded approximately 7.5 billion total interactions by our active users in the second quarter of 2019.

•	Leading audio and AI technologies:

•	We offer simple and intuitive tools to record, edit, store and upload audio content all at users’ fingertips;

•	We provide high-quality sound streaming and various innovative features such as voice editing, beautification and special effects; and

•	According to iResearch, we are one of the few online audio platforms in China providing fully automated AI distribution.

•	Sustainable business model with substantial monetization potential:

•	Our average paying users increased by 37.4% to approximately 307,600 in the second quarter of 2019 from 223,900 in the second quarter of 2018;

•	Our audio entertainment paying ratio increased from 2.9% in the second quarter of 2017 to 5.8% in the second quarter of 2019; and

•	UGC-focused content offering is more cost-effective compared to acquisition of costly professional-generated content.

•	Visionary management team and a universal passion for human voices.

Our Strategies

Leveraging audio and AI technologies to transform audio content creation and sharing, we aim to become a global online audio platform. We intend to pursue the following strategies to achieve this goal:

•	Advance audio and AI technologies;

•	Strengthen paying user conversion and diversify monetization;

•	Develop new products and use cases;

•	Enrich content; and

•	Expand overseas.

Our Market Opportunities

•

China’s pan-audio entertainment market, including online and offline audio and music, was the largest by number of users, and the second largest by revenues in the world in 2018, which is expected to grow from approximately US$28.6 billion in 2018 to US$51.8 billion in 2023 at a CAGR of 12.6%.

•

China’s online audio market where we compete was the largest by number of users, and the second largest by revenues in the world in 2018, which is expected to grow from approximately RMB11.3 billion in 2018 to RMB69.8 billion in 2023 at a CAGR of approximately 43.8%. Sales of virtual items, which represent the largest revenue segment within online audio market, are expected to grow from approximately RMB4.9 billion in 2018 to RMB34.7 billion in 2023 at a CAGR of approximately 48.0%.

•

China’s online audio market benefits from a young, engaging and growing user base, users’ increasing willingness to pay for content, continuous product and technology innovations, and expansion of use cases.

•

Particularly, the explosive growth in Internet of Things, such as smart devices, smart homes and connected cars, further propel the growth of the online audio industry as they continue to introduce more use cases and diversify monetization channels in this industry.

•	In China’s online audio industry, UGC audio platforms are capable of fostering a self-reinforcing ecosystem that results in higher user and host stickiness.

For details, see “Industry Overview.”

Our Challenges

•	Our ability to retain our existing users, to keep them engaged, to further grow our user base or to increase paying ratio;

•	Uncertainties in relation to laws and regulations applicable to our industry and potential restrictive measures that may be taken against us;

•	Our ability to attract, cultivate and retain talented and popular hosts;

•	Our ability to prevent misconduct by our platform users and misuse of our platform;

•	Our ability to offer attractive audio content on our platform;

•	Our ability to generate profits in the future;

•	Our limited operating history with a relatively new business model in a relatively new market make it difficult to evaluate our business and growth prospects;

•	Whether we are able to obtain or maintain the required licenses and approvals;

•	Our ability to maintain, protect and enhance our brand;

•	Our ability to sustain our rapid growth and manage the associated expenditures;

•	Our ability to implement our monetization strategies; and

•	The accessibility of our mobile applications on third-party mobile application distribution channels.

Our Major Business Milestones

Our Corporate History

We commenced operations in 2010 with the establishment of Guangzhou Lizhi.

In November and October 2010, each of Lizhi Holding Limited and LIZHI INC., our wholly owned subsidiaries, was incorporated in Hong Kong and the British Virgin Islands, respectively.

In March 2011, Beijing Hongyi Technology Co., Ltd., or Hongyi Technology, our wholly owned subsidiary, was established in the PRC. In March 2011, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Hongyi Technology entered into a series of contractual arrangements, as supplemented and amended, with Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, by which Hongyi Technology may exert control over Guangzhou Lizhi and consolidate Guangzhou Lizhi’s financial statements under U.S. GAAP. For details, please refer to “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

In October 2013, we launched our Lizhi app operated by Guangzhou Lizhi.

In November and December 2015, each of Changsha Limang Interactive Entertainment Co., Ltd., or Changsha Limang, and Huai’an Lizhi Network Technology Co., Ltd., or Huai’an Lizhi, was established in the PRC, respectively. In March 2017, Wuhan Lizhi Network Technology Co., Ltd., or Wuhan Lizhi, was established in the PRC. In January, February and April 2019, each of Guangzhou Moyin Network Technology Co., Ltd., Guangzhou Teqi Network Technology Co., Ltd. and Chongqing Piwan Network Technology Co., Ltd. was established in the PRC, respectively. These entities are wholly and directly held by Guangzhou Lizhi and provide supporting services to our Lizhi app.

In July 2016, Guangzhou Huanliao Network Technology Co., Ltd., was established in the PRC by Guangzhou Lizhi. Currently, Guangzhou Huanliao focuses on the operation of Huanliao, an audio-based social app recently launched by us which is still at a nascent stage. In March 2019, Guangzhou Tiya, our wholly owned subsidiary, was established in the PRC. In May 2019, Guangzhou Tiya entered into a series of contractual arrangements with Guangzhou Huanliao and then shareholder of Guangzhou Huanliao, by which Guangzhou Tiya may exert control over Guangzhou Huanliao and consolidate Guangzhou Huanliao’s financial statements under U.S. GAAP. For details, please refer to “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

As such, we refer to each of Hongyi Technology and Guangzhou Tiya as our wholly foreign owned entity, or WFOE, and to each of Guangzhou Lizhi and Guangzhou Huanliao as our variable interest entity, or VIE, in this prospectus.

In January 2019, LIZHI INC., our current ultimate holding company, was incorporated under the laws of the Cayman Islands as part of the restructuring transactions in contemplation of this offering. In connection with its incorporation, in March 2019, we completed a share swap transaction and issued ordinary and preferred shares of LIZHI INC. to the then existing shareholders of LIZHI INC., or Lizhi BVI, a company incorporated under the laws of the British Virgin Islands, based on their then respective equity interests held in Lizhi BVI. Lizhi BVI then became our wholly owned subsidiary. For details of the issuances of shares by LIZHI INC. to its shareholders prior to this offering, please refer to “Description of Share Capital—History of Securities Issuances.”

In April 2019, SUGAR CHAT PTE. LTD. was incorporated under the laws of Singapore for the purposes of carrying out our overseas operations.

We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through our VIEs, Guangzhou Lizhi and Guangzhou Huanliao. See “Risk Factors—Risks Related to Our Corporate Structure.” Guangzhou Lizhi and Guangzhou Huanliao and their respective subsidiaries hold our ICP License, Internet Culture Operation License, Radio and Television Program Production and Operating Permit, and other licenses or permits that are necessary for our business operations in the PRC.

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters.

Notes:

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)

The shareholders of Guangzhou Lizhi and their relationship with our company are as follows: (i) Mr. Jinnan (Marco) Lai (84.81%), our founder, Chief Executive Officer and director, and the sole shareholder of VOICE WORLD Ltd, one of our shareholders; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer and director, and the sole shareholder of AI VOICE Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) ( ( )) (7.69%), 99.17% of whose interest is owned by Mr. Jinnan (Marco) Lai. Guangzhou Lizhi operates our Lizhi app.

(3)

The sole shareholder of Guangzhou Huanliao is Mr. Ning Ding, our co-founder, Chief Technology Officer and director. Guangzhou Huanliao currently focuses on the operation of Huanliao, an audio-based social app recently launched by us.

(4)	Sugar Chat Inc. and SUGAR CHAT PTE. LTD. currently focus on our overseas business.

OUR CORPORATE INFORMATION

Our principal executive offices are located at Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, People’s Republic of China. Our telephone number at this address is +86 20 8381-8791. Our registered office in the Cayman Islands is located at the offices of Osiris International

Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor, New York, NY 10016. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is www.lizhi.fm. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain as an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. For details, please refer to “Risk Factors—Risks Related to This Offering and our American Depositary Shares—We are an emerging growth company and may take advantage of certain reduced reporting requirements.”

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to additional ADSs representing ordinary shares; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ACG” refers to animation, comics and games;

•	“AI” refers to artificial intelligence;

•

“active users” or “users” is used interchangeably in this prospectus and refers to users who visited our Lizhi app at least once in a given period, measured by the number of mobile devices that launched our mobile app in a given period. The number of active users is calculated by treating each distinguishable mobile device as a separate user even though some individuals may access our platform using more than one mobile device and multiple individuals may access our services using the same mobile device. An active user is not necessarily a registered user, since one does not have to register with our Lizhi app in order to access our audio content;

•	“ADSs” refers to the American depositary shares, each representing of our ordinary shares;

•

“average monthly active hosts” refers to the monthly average number of active hosts in a given period, calculated by dividing (i) the total number of users who accessed our Lizhi app as a host in a given month, or who historically accessed our Lizhi app as a host and remained an active user in a given month, in each month of such period by (ii) the number of months in the same period;

•	“audio entertainment mobile MAUs” refers to the number of active users who have accessed our audio entertainment products in a given month;

•

“audio entertainment paying ratio” in a given period is calculated by dividing (i) average audio entertainment paying users in such period by (ii) average audio entertainment mobile MAUs in the same period;

•	“audio entertainment paying user” refers to a paying user that has purchased virtual items for our audio entertainment products at least once during the relevant period;

•

“average audio entertainment paying users” refers to the monthly average number of audio entertainment paying users in a given period, calculated by dividing (i) the total number of audio entertainment paying users in each month of such period by (ii) the number of months in the same period;

•

“average paying users” refers to the monthly average number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period;

•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“daily active user” refers to the number of active users on a given day;

•	“guild” refers to an organized group of hosts that recruit, manage, train and support its member hosts;

•	“host” and “content creator” refer to a user who has posted a podcast or hosted an audio entertainment program on our platform;

•	“iResearch” refers to iResearch Consulting Group;

•	“MAUs” refers to the number of active users in a given month;

•	“MENA” refers to the Middle East and North Africa;

•	“ordinary shares” prior to the completion of this offering refers to our ordinary shares of par value US$0.0001 per share;

•

“paying user” refers to an user that has purchased virtual items or subscribed for paid podcasts at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple user accounts on our platform. The number of paying users we present in this prospectus may not be equal to the number of unique individuals who actually purchase or consume virtual items or subscribe for paid podcasts on our platform for any given period;

•	“RMB” or “Renminbi” refers to the legal currency of the PRC;

•

“total interactions” for a given period refers to the sum of monthly average number of comments, private messages, posts, likes and multi-user on-air dialogues, to the extent such metrics are applicable in a given period by our active users;

•	“total mobile MAUs” refers to the number of active users of our Lizhi app in a given month;

•	“total paying ratio” in connection with our Lizhi app for a given period is calculated by dividing (i) the average paying users in such period by (ii) the average total mobile MAUs in such period;

•	“UGC” refers to user-generated content;

•

“user click-through rate” on a given day is calculated by dividing (i) the number of mobile devices through which users click podcasts or audio entertainment programs by (ii) the number of mobile devices that received recommendations of such content on our platform;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“VIEs” refers to variable interest entities; and

•	“We,” “us,” “our company,” and “our,” refer to LIZHI INC., a Cayman Islands company, its subsidiaries, VIEs and the subsidiaries of its VIEs.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

This prospectus contains information derived from various public sources and certain information from an industry report dated September 11, 2019, as supplemented, that was commissioned by us and prepared by iResearch Consulting Group, or iResearch, a third-party industry research firm, to provide information regarding our industry and market position in China. We refer to this report as the iResearch Report. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi with respect to the amounts that are recorded on our audited consolidated financial statements are made at RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018, and all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus with respect to the amounts that are not recorded on our audited consolidated financial statements are made at RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 6, 2019, the noon buying rate for Renminbi was RMB7.1131 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue ordinary shares represented by ADSs in this offering.

All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	Immediately upon the completion of this offering, ordinary shares will be outstanding, comprising ordinary shares, par value US$0.0001 per share (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect to receive net proceeds of approximately US$ million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use % of the net proceeds of this offering to develop innovative products, % to invest in the application of our AI technologies, and % to expand our overseas operations, as well as % for general corporate purposes. See “Use of Proceeds.”

Listing	We intend to apply to list the ADSs representing our ordinary shares, par value $0.0001 per share, on the [New York Stock Exchange, or NYSE,] / [Nasdaq Global Select Market, or Nasdaq] under the symbol “LIZI.”

Lock-up	We, [our directors and executive officers, our existing shareholders and certain of our option holders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares for a period of [180] days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.

Depositary

[Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Risk factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2017 and 2018, summary consolidated balance sheets data as of December 31, 2017 and 2018 and summary consolidated cash flows data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods. The following summary consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2018 and 2019, summary consolidated balance sheets data as of December 31, 2018 and June 30, 2019 and summary consolidated cash flows data for the six months ended June 30, 2018 and 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	453,529	798,561	116,146	367,418	486,607	70,882
Cost of revenues	(330,822)	(565,634)	(82,268)	(264,421)	(344,715)	(50,213)

Gross profit	122,707	232,927	33,878	102,997	141,892	20,669
Operating expenses:
Selling and marketing expenses	(206,795)	(135,014)	(19,637)	(68,651)	(121,435)	(17,689)
General and administrative expenses	(22,645)	(26,702)	(3,884)	(10,576)	(16,816)	(2,450)
Research and development expenses	(43,189)	(83,209)	(12,102)	(33,378)	(62,107)	(9,047)

Total operating expenses	(272,629)	(244,925)	(35,623)	(112,605)	(200,358)	(29,186)

Other (expenses)/income:
Interest (expenses)/income, net	(2,008)	221	32	64	179	27
Foreign exchange losses	(3,563)	(58)	(8)	(1,734)	(30)	(5)
Investment losses	—	(458)	(67)	—	—	—
Government grants	2,033	3,626	527	1,533	4,380	638
Others, net	(205)	(675)	(98)	(52)	(1,585)	(231)

Loss before income taxes	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)
Income tax expense	—	—	—	—	—	—

Net loss	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)

Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)	(67,683)	(205,290)	(29,904)

Net loss attributable to our Company’s ordinary shareholders	(444,940)	(225,527)	(32,802)	(77,480)	(260,812)	(37,992)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net loss	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(876)	2,649	385	664	149	22

Total other comprehensive (loss)/income	(876)	2,649	385	664	149	22

Comprehensive loss	(154,541)	(6,693)	(974)	(9,133)	(55,373)	(8,066)
Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)	(67,683)	(205,290)	(29,904)

Comprehensive loss attributable to our Company’s ordinary shareholders	(445,816)	(222,878)	(32,417)	(76,816)	(260,663)	(37,970)

Net loss attributable to our Company’s ordinary shareholders per share
Basic	(1.73)	(0.87)	(0.13)	(0.30)	(1.00)	(0.15)
Diluted	(1.73)	(0.87)	(0.13)	(0.30)	(1.00)	(0.15)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000
Diluted	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000

Consolidated Balance Sheets Data

The following table presents our summary consolidated balance sheets data as of December 31, 2017 and 2018 and June 30, 2019.

	As of December 31,					As of June 30,
	2017	2018		2018		2019
	Actual	Actual		Pro forma(1) (Unaudited)		Actual		Pro forma(2) (Unaudited)
	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	206,509	205,604	29,904	205,604	29,904	161,541	23,531	161,541	23,531
Total current assets	231,056	218,013	31,709	218,013	31,709	176,609	25,726	176,609	25,726

Total non-current assets	11,491	18,646	2,712	18,646	2,712	26,297	3,832	26,297	3,832

Total assets	242,547	236,659	34,421	236,659	34,421	202,906	29,558	202,906	29,558

Accounts payable	52,454	76,715	11,158	76,715	11,158	61,710	8,989	61,710	8,989
Deferred revenue	5,878	10,668	1,552	10,668	1,552	11,933	1,738	11,933	1,738
Salary and welfare payable	24,317	39,521	5,748	39,521	5,748	42,979	6,261	42,979	6,261
Other tax payable	1,213	4,884	710	4,884	710	692	101	692	101
Accrued expenses and other current liabilities	71,147	24,026	3,494	24,026	3,494	60,120	8,758	60,120	8,758

Total current liabilities	155,009	155,814	22,662	155,814	22,662	177,434	25,847	177,434	25,847

Total liabilities	155,009	155,814	22,662	155,814	22,662	177,434	25,847	177,434	25,847

Total mezzanine equity	790,619	1,006,804	146,433	—	—	1,212,094	176,560	—	—
Total shareholders’ (deficit)/equity	(703,081)	(925,959)	(134,674)	80,845	11,759	(1,186,622)	(172,849)	25,472	3,711

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	242,547	236,659	34,421	236,659	34,421	202,906	29,558	202,906	29,558

Notes:

(1)

The unaudited consolidated balance sheet data as of December 31, 2018 on a pro forma basis reflects the automatic conversion of all of our outstanding series A, B, C, C1, C1+, D and D1 preferred shares into 569,036,090 ordinary shares immediately prior to the completion of this offering.

(2)

The unaudited consolidated balance sheet data as of June 30, 2019 on a pro forma basis reflects the automatic conversion of all of our outstanding series A, B, C, C1, C1+, D and D1 preferred shares into 569,036,090 ordinary shares immediately prior to the completion of this offering.

The following table presents our summary consolidated cash flows data for the years ended December 31, 2017 and 2018 and for the six months ended June 30, 2018 and 2019.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(31,334)	13,962	2,031	(45,153)	(31,260)	(4,554)
Net cash used in investing activities	(13,195)	(17,375)	(2,528)	(10,689)	(12,859)	(1,873)
Net cash generated from financing activities	237,787	—	—	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(5,152)	2,508	365	(1,088)	56	8

Net increase/(decrease) in cash and cash equivalents	188,106	(905)	(132)	(56,930)	(44,063)	(6,419)

Cash and cash equivalents at the beginning of the period	18,403	206,509	30,036	206,509	205,604	29,950

Cash and cash equivalents at the end of the period	206,509	205,604	29,904	149,579	161,541	23,531

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the Three Months Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019
	(in thousands, except for audio entertainment paying ratio)
Average Total Mobile MAUs	27,093	25,263	28,466	30,964	33,777	36,776	38,767	40,747	43,451
Average Audio Entertainment Mobile MAUs	3,274	3,141	3,301	3,517	3,767	4,151	4,536	4,767	5,317
Average Audio Entertainment Paying Users	95.9	150.0	180.5	202.4	222.7	246.1	253.1	280.6	306.1
Audio Entertainment Paying Ratio	2.9%	4.8%	5.5%	5.8%	5.9%	5.9%	5.6%	5.9%	5.8%

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to retain our existing users, to keep them engaged, to further grow our user base or to increase paying ratio, our business, operation, profitability and prospects may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. We generate substantially all of our net revenues from virtual gift sales for our audio entertainment. Therefore, our success in monetization primarily depends on our ability to maintain and increase the size of our user base and user engagement level. If our user base decreases or stops growing, our users become less active or interested, or the quality and quantity of our paying user base deteriorate, it is probable that they would spend less on our platform or access our platform less often in general. As a result, our business, financial condition and results of operations will be materially and adversely impacted.

Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. To do so, we would have to ensure, among other things, that we adequately and timely respond to changes in user preferences, attract and retain popular hosts, continue to provide user-friendly experience and improve user experience, and curate our hosts to offer new and high-quality features and content that attract new users while keep the existing users interested. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we fail to provide sufficient, high-quality user-generated audio content that keep our users interested and draw them to our platform;

•	we are unable to provide user-friendly experience to our hosts or users or continue innovating our products to improve user experience;

•	we fail to identify key changes in user preferences in a timely manner or effectively respond to the changing user preferences;

•	we fail to keep pace with changes in technologies;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we fail to comply with applicable laws and regulations, including those related to illegal or inappropriate content;

•	our hosts fail to keep our users engaged with our services or platform;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors; and

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations, government mandates or app store policies.

The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.

The PRC government has closely regulated the online audio and entertainment platforms in the past and may continue to tighten the regulation and control on those platforms. In accordance with the Notice on Further

Regulating the Order of Online Audio-Visual Program Dissemination, which was issued by State Administration of Press, Publication, Radio, Film and Television and became effective on March 16, 2018, online program service providers are forbidden to illegally seize, edit and adapt audio-visual programs, and online program service providers shall enhance management of certain audio-visual programs and naming and sponsorship of programs on their platforms. The provincial press, publication, radio and television administrative authorities shall supervise the local audio-visual program websites to further improve the program content monitoring system and ensure the online program service providers to fully implement the relevant requirements.

In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. Under this real-name registration system, we validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identify information of our users who are not a host. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.

On June 28, 2019, the Office of the Central Cyberspace Affairs Commission of China, or CAC, launched a campaign against illegal activities and inappropriate content on online audio platforms and undertook restrictive measures against 26 online audio platforms, including suspending the operation of a new audio social network app recently launched by us in December 2018, along with a number of other audio social network apps, for an indefinite period of time. Given the immaterial contributions of such app to our business, we currently do not expect its suspension to have a material and adverse impact on our business, financial condition, results of operations and prospects. In the same campaign, CAC also notified Apple’s and Android’s App Stores to suspend downloading services of our Lizhi app along with a number of other online audio platforms for a period of 30 days from June to July 2019, mainly because certain audio content on our platform was, as of such time, considered to be inappropriate by the governmental authority. During this period, we were allowed to maintain normal operations of our Lizhi app that have been already installed by our existing users on their mobile devices and were required to adopt enhanced measures to improve our content monitoring system. Subsequent to such campaign, we submitted a report to CAC on the enhanced measures taken by us, including building a more comprehensive training mechanism for our content monitoring team, enhancing our AI-enabled content monitoring technologies and applying more stringent compliance training and management programs to our hosts. See “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.” As of the date of this prospectus, CAC has lifted the suspension on downloading services of our Lizhi app. Our Lizhi app is currently available for download in all major app stores, including Apple’s and Android’s App Stores. Due to such temporary suspension, the growth of our user base and user spending, as well as our revenues and results of operations for the rest of 2019, may be adversely affected. According to an interview with the relevant governmental authority, the campaign was not specifically targeting our apps but was rather an action to regulate and improve the online audio industry as a whole. However, if the PRC government undertakes further actions against our platform, our business, financial condition, and results of operations may be further adversely affected.

We also do not have full control over the behaviors of our hosts and users and the content generated by them, and therefore cannot assure you that our platform would not be misused by others to engage in illegal or inappropriate activities. Due to the uncertainty of the evolving regulatory regime in the PRC, we may be subject to tightened implementation of applicable regulations in the future and additional restrictive measures may be imposed upon our platform. Accordingly, we may be required to change our business strategies, substantially change the functions of our products, impose restrictions on user behaviors and content creation, or adjust our monetization methods. Also, we cannot assure you that our new products or features will meet the requirements of governmental authorities in China in a timely manner, or at all.

We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.

As of June 30, 2018 and 2019, we had approximately 18.3 million and 23.9 million hosts on our Lizhi app. Certain hosts are able to attract a large follower base. Hosts are rewarded usually for their high-quality content, which are the primary contributors to user stickiness on our platform and are hard to be replicated by other hosts. The total number of Golden Coins, our virtual currency, spent by our paying users to send virtual gifts to our top 100 hosts and top 10 hosts represented approximately 36.9% and 11.6% of the total number of Golden Coins spent by our paying users for the six months ended June 30, 2019, respectively. Certain of these top hosts received a large portion of their virtual gifts from a limited number of paying users.

Although we have signed contracts with some of our hosts or guilds that contain non-compete clauses, popular hosts may still choose to depart us when their contract period ends, and their departure may cause a corresponding decline in our user base. Sometimes, our hosts may leave us to join a competing platform, whereas hosts from a competing platform may also choose to join us, in both of which scenarios legal and commercial dispute may arise. These disputes may distract management and impose additional costs on us. Departures of our hosts, particularly popular hosts, will have a negative impact on our user retention and reputation which may be material to our operations. To retain popular hosts, we must devise better compensation schemes, improve our monetization capabilities and help the popular hosts reach a wider audience. Although we strive to improve ourselves in these respects, we cannot guarantee that our hosts will not leave us even if we do our best to retain them.

Meanwhile, we strive to discover and cultivate promising hosts. We cannot guarantee that the performance metrics and technology we use to track promising hosts will enable us to identify future popular hosts. We have developed AI technologies to identify the audio content that may become a hit and discover those hosts with unique and high-quality content. Then we train those hosts with necessary skillsets and, sometimes via guilds, promote those hosts on our platform. See “Business—Our Business —Our Content Creators.” Some of the hosts we identify as promising may turn out to be underperforming, and we may also fail to spot truly promising hosts in early stages of their career. In addition to a waste of resources, either one of these scenarios could prevent us from cultivating top hosts, which could weaken our core competitive strength against competing platforms and thus cause an outflow of users to those platforms.

Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.

Our platform allows hosts to publish and users to listen to podcasts, participate in audio entertainment activities and engage in interactions with each other. Our audio entertainment provides a virtual space for our users and hosts to discuss, share, comment and express themselves. Because we do not have timely or sufficient control over the activities conducted by our hosts and users and the content generated by them, our platform may be misused by others to engage in illegal or inappropriate activities, or other activities that require permits, license or approval from the governmental authorities. If any illegal or unauthorized content is found on or linked to our platform, we as the service provider may be held liable for infringement of the rights of our hosts or users or violation of relevant PRC laws and regulations. The government may impose other legal sanctions against us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.

We have deployed AI-based technologies supplemented by a team of 178 people, primarily consisting of staff outsourced from third parties, to monitor content for any illegal, fraudulent or inappropriate content or activities on our platform. See “Business—Content Monitoring System.” If our AI system fails to interpret true and improper meaning of certain content, or if our monitoring team draws incorrect decision as to legality of certain content, illegal or unauthorized content may become accessible to our users via our platform and expose us to various risks which may materially and adversely impact our business, financial condition and results of operations. Despite our efforts to monitor content on our platform and the actions of the hosts and users, our platform was previously subject to restrictive measures taken by the government authority in the past for insufficient monitoring system. As a result of such incidents, we have adopted a more stringent content monitoring system to meet the tightened regulatory standards and to screen and remove all inappropriate content stored on our platform. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.” However, we cannot assure you that our content monitoring system is sufficient to detect all improper or illegal content or activities in the future. We can neither assure you that we will not be subject to fines and other penalties in the future for improper or illegal content or activities on our platform.

We may also face tortious liabilities to third party for infringement of their rights. See “—We may be liable for intellectual property infringement with respect to content displayed on, retrieved from or linked to our platform which may materially and adversely affect our business, financial condition and prospects” and “—We may be held liable for information or content displayed on, retrieved from or linked to our platform, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platform, and PRC authorities may impose legal sanctions on us and our reputation may be damaged.”

We may fail to offer attractive audio content on our platform.

In response to users’ growing interests, we have been devoted to expanding and diversifying our content offerings. If we fail to continue to expand and diversify our audio content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased user traffic and engagement, which may materially and adversely affect our business, financial condition and results of operations.

In addition, we largely rely on our hosts to create high-quality audio content as almost all of our audio content offerings are generated by users. We have in place a revenue sharing mechanism to encourage hosts to supply content that are attractive to our users. However, if we fail to observe the latest trends and timely guide hosts and guilds accordingly, or fail to attract or maintain a good relationship with hosts who are capable of creating content based on popular genres, or if hosts fail to produce popular content, our users number may decline and our business, financial condition and results of operations may be materially and adversely affected.

We have incurred net losses in the past, and we may continue to incur losses in the future.

In 2017, 2018 and for the six months ended June 30, 2018 and 2019, we incurred a net loss of RMB153.7 million, RMB9.3 million (US$1.4 million), RMB9.8 million and RMB55.5 million (US$8.1 million) respectively. Although our net loss has decreased significantly in 2018 as compared to 2017, our net losses further increased in the six months ended June 30, 2019 as compared to the same period of 2018 and we may continue to be unprofitable or incur further net losses for the foreseeable future. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.

Our ability to sustain profitability is affected by various external factors, many of which are beyond our control, such as the continual development of online audio and entertainment in China. We cannot assure you that we will be able to improve profitability in the future.

We may again incur losses in the near future due to our continued investment in services, products, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, we cannot assure you that our company will turn profitable in the short term.

Our limited operating history with a relatively new business model in a relatively new market could make it difficult to evaluate our business and growth prospects.

Our Lizhi app commenced operations in 2013 and we have experienced a rapid growth in the number of total mobile MAUs, paying users and net revenue since 2017. However, our growth in the recent years may not be indicative of our future performance, as our operating results represent a limited size of samples of operating results and may be hard to be repeated in the future.

Many of the elements of our business are unique and evolving. The markets for online audio platforms are relatively new and rapidly developing and are subject to significant challenges, especially in terms of maintaining a stable paying user base and attracting new paying users, as well as complying with changes in regulatory requirements on online audio content and social interactions. There is no guarantee that we may succeed in adapting to such changes in the markets.

As the online audio industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are relatively recent innovations of the online audio industry and their long-term sustainability have not been tested. Meanwhile, we have explored and will continuously explore new monetization methods and client retention strategies, which may or may not be a success. For example, we launched Friends Hall, an interactive audio product, in December 2017 after strategic planning and regional experiments. After launch, Friends Hall has been well received by our users. Due to the initial success of the interactive audio products, we plan to continue to strengthen and expand our interactive audio product offerings. In the future, we may explore and develop new use cases, such as smart devices and connected cars, for our products. We cannot assure you that our efforts will continue to achieve satisfactory results. Neither could we assure you that our ongoing and future attempts to innovate our communities and monetize our users will always be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge. In addition, any new and experimental products that we may develop and launch in the future may not be well received by our targeted users and may be affected by adverse industry trends such as evolving development, interpretation and implementation of applicable laws and regulations. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating history in an evolving industry may encounter, including, among others, risks and uncertainties regarding our ability to:

•	develop new monetization methods;

•	provide new content that is appealing to our users;

•	adapt to and comply with the evolving regulatory framework on online audio and entertainment;

•	compete with other innovative forms of entertainment for our users’ time;

•	maintain stable relationships with popular hosts; and

•	expand to new geographic markets with high growth potential.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenue and operating margin may decline.

If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained valid ICP License for provision of internet information services, Internet Culture Operation License for operating online music products and online performances, Radio and Television Program Production and Operating Permit for producing radio program through our PRC VIEs.

Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may not be sufficient to meet regulatory requirements, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we further develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry.

For example, according to the Administrative Provisions on Internet Audio-visual Programs Services which was jointly promulgated by the State Administration for Radio, Film and Television, or SARFT, which is the predecessor of the State Administration of Press, Publication, Radio, Film and Television, and Ministry of Information Industry of the PRC, which is the predecessor of the Ministry of Industry and Information Technology of the PRC, or SAPPRFT, came into effect on January 31, 2008, and amended on August 28, 2015, or Audio/Video Measures, to engage in the business of online transmitting audio-visual programs, a License for Online Transmission of Audio-visual Programs, or Audio-visual License, is required.

According to the Notice on Implementing Provincial Investigation on Live Streaming Services for Online Audio-visual Programs issued by SAPPRFT of the Guangdong Province on September 26, 2016, or Guangdong Province Letter, with respect to live streaming services, only those covering (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social cultural activities or sports events are required to apply for an Audio-visual License. The Guangdong Province Letter further stated that live streaming platforms offering online shows, online games and online drama performances are not required to obtain an Audio-visual License. Our PRC counsel, King & Wood Mallesons, has advised us that, based on an interview with the relevant authority, so long as our operations and the content on our platform are in compliance with applicable laws and regulations, the likelihood of such authority undertaking adverse actions against our platform due to the lack of the Audio-visual License is relatively low. However, a relevant government authority may in the future interpret the requirement of the relevant provisions of PRC law differently and may require us to obtain the Audio-visual License for our audio live streaming platform business. In addition to audio live streaming, we also allow our users to post podcasts on our platforms. We may be required to obtain the Audio-visual License for our podcasts service, which we currently do not hold. Failure to obtain the Audio-visual License or operating internet audio-visual program services without the Audio-visual License may result in fines or other penalties being imposed to us or forbid us from performing our audio content business, which may materially and adversely affect our business, financial conditions and results of operations.

In addition, to expand our business scope and explore innovative business models, we have adopted and will continue to adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, we cannot guarantee that such strategies and measures will not be challenged under PRC laws and regulations and if so, relevant PRC government authorities may issue warnings, order us to rectify our violating operations and impose fines on us. In the case of serious violations as determined by relevant authorities at their discretion, they may ban the violating operations, seize our equipment in connection with such operations, impose a fine or revoke the license, which may materially and adversely affect our business.

On May 14, 2019, the Internal Office of Department of Culture and Tourism issued a notice that local culture and tourism authority will no longer be in charge of issuing approvals for Internet Culture Operation License to companies with the business scope in online gaming and publication of virtual currency. It is not clear from this notice or other applicable laws and regulations whether a second government office will regulate the online gaming and publication of virtual currency by form of an approval license or other methods. Our Internet Culture Operation License was renewed in July 2019. We currently plan to apply for permit or approval on virtual currency operation from the applicable authority once the regulatory body is clarified.

Moreover, according to the Measures for Online Publication Service Administration, or Online Publication Measures, which was jointly promulgated by the SAPPRFT and Ministry of Industry and Information Technology of the PRC, or the MIIT, came into effect on March 10, 2016, or Online Publication Measures, an Online Publishing Service License is required for the provision of online publishing services. Currently, we allow hosts to upload their recorded podcasts on our platform, which may be considered as the “internet publications.” As of the date of this prospectus, we have not obtained an Online Publishing Service License. If the relevant PRC government authority decides that we are operating without the proper license, we may be subject to penalties such as shutting down of the website, deletion of all relevant online publications, confiscation of income and major equipment and special tools relating to podcasts operation, fines or other penalties. As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations.

As of the date of this prospectus, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any licenses for our business operations in the past. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.

In China, we market our key services under the brand “Lizhi.” Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services, and may further increase our marketing expenditures in the future. Also, we must continuously exercise strict quality control of our platform to ensure that our brand image is not tarnished by substandard products or services. We must also find ways to distinguish our platform from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

In addition, we must actively protect and maintain the legal ownership of our trademarks under which we market our brand and operate our platforms and business. Any failure to register or maintain the registration of our trademarks in any geographic region in which we operate our business may result in an adverse and material effect on our operation and financial conditions. We currently have pending trademark applications that may be subject to governmental scrutiny or third-party objection, and are using certain marks and symbols that may be claimed by third parties to be an infringement on their rights over registered trademarks. Although we are currently discussing with certain third parties to obtain the trademarks applicable in such areas of operations, have engaged a special PRC intellectual property counsel to actively register our trademarks in other categories, and have taken other measures to minimize our risks of infringement, we cannot assure you that we would not be subject to trademark infringement claims due to such trademark uses by us, or that we have duly registered all the trademarks necessary for our operations with competent governmental authorities. We may also be subject to other intellectual property infringement claims. As competition intensifies and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of intellectual property infringement claims.

If we are unsuccessful in obtaining trademark protection for our trademarks, we may be required to change our brand names and may incur substantial costs in diverting the existing users and potential users to the entrance under a new name and may lose audience traffic to a material extent during the process. Any potential conflict over the usage of “Lizhi” brand may expose us to substantial legal costs and take up the time and energy of our management which could have been used on development of our business.

We may not effectively sustain our rapid growth or manage the associated expenditures, and our brand, business and results of operations may be materially and adversely affected.

We have experienced a period of significant rapid growth and expansion that impose a challenge on our management to maintain such growth in the future. However, given our limited operating history and the rapidly evolving market in which we operate, we may encounter difficulties as we establish and expand our operations, research and development, sales and marketing, and general and administrative capabilities. We cannot assure you that this level of growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to attract and retain users and high quality hosts, develop an infrastructure to service and support an expanding body of users and hosts, explore new monetization avenues, adapt to and comply with evolving regulatory framework, convert non-paying users to paying users, increase user engagement level and compete effectively in the online audio industry. We cannot assure you that we will be successful with any of the above.

To manage our growth and maintain profitability, we expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational, informational and financial systems, procedures and controls on an as-needed basis. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with hosts and users. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Continued growth could end up straining our ability to maintain reliable service levels for all of our users and hosts, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.

Our Lizhi app is free to access, and we generate substantially all of our net revenues from virtual gift sales to users of our audio entertainment products. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to increase user base, cultivate and maintain hosts, and provide high-quality content and other services. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

We mainly compete with other online audio and entertainment platforms. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

Our major competitors include other online audio and entertainment platforms with an established presence in the industry, and competition in our industry remains intense. As it is unlikely that users will listen to audio programs on two platforms simultaneously, and certain top hosts sign exclusive contracts with only one platform, we compete mainly for user traffic and top hosts. If we are not able to effectively compete with our competitors, our overall user base and level of user engagement may decrease, which may result in loss of top hosts to other platforms.

To better compete with competitors which may have more cash, traffic, technological advantages, top hosts, business networks and other resources than us, we may be required to spend additional resources, which may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and hosts. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including approaching our top hosts, filing complaint against our platform to remove our apps from application stores, or even attacking our platform. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and the research and development abilities of us and our competitors;

•	the unique content, services, products and interactive community we offer on our platform that distinguish ourselves from other competing platforms;

•	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and brand strength relative to our competitors.

In addition, our users have a vast array of entertainment choices. Other forms of entertainment, such as online video streaming, social networking, traditional PC and console games, as well as more traditional mediums such as television, movies and sports, are much more well-established in mature markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

Our revenue growth is heavily dependent on our paying user base. If we fail to grow our paying user base, our revenue may not increase, which may materially and adversely affect our business operation and financial results.

The number of our paying users had generally increased since 2017. Our average paying users increased from approximately 223,900 in the second quarter of 2018 to approximately 307,600 in the second quarter of 2019. Whether we can continue this trend of growth depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular host that they used to follow financially, and an overall worsening economic condition can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number or quality of our paying user base or our paying ratio may materially and adversely affect our results of operations and financial results. See “—Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.”

In addition, total cash received from our top 100 paying users accounted for 14.6% of the total cash proceeds received from our paying users for the six months ended June 30, 2019. Also, since a unique user may set up multiple user accounts on our platform, contribution of our top 100 unique users in terms of total purchase on our platform may be even more significant. As a material portion of our revenue is contributed by certain key paying users, if we fail to maintain the number of such key paying users or their purchase on our platform, our operations and financial results may be materially and adversely affected.

We cooperate with various guilds to cultivate and organize our hosts. If we are not able to maintain our relationship with guilds, our operations may be materially and adversely affected.

We cooperate with guilds to cultivate and organize hosts on our platform. As we are an open platform that welcomes all hosts to register on our websites, we believe cooperation with guilds increases our operational efficiency in terms of discovering, supporting and managing hosts in a more organized and structured manner.

We pay our hosts and their guild fees determined based on a percentage of revenue from virtual gift sales that is attributed to the hosts’ programs according to the three-party contractual arrangements among us, hosts and their guilds. From time to time, there may be contractual disputes between hosts, guilds and/or us or involving a third party. Any such disputes may not only be costly and time-consuming to solve, but may also be detrimental to the quality of the content produced by our hosts, causing our hosts or guilds to leave our platform, decrease user engagement on our platform or otherwise adversely affect our business, financial condition and results of operations. In addition, many of those contractual arrangements with guilds are not exclusive. If we are not able to maintain our relationship with guilds, they may choose to devote their resources to hosts who release programs on the other platforms, or they may encourage their hosts to use other platforms, which could materially and adversely affect our business, financial condition and results of operations.

We may be liable for intellectual property infringement with respect to content displayed on, retrieved from or linked to our platform which may materially and adversely affect our business, financial condition and prospects.

We do not have full control over how and what the creators of our content will share, display on or link to our platform. As substantially all of our content is generated by users who can be any person registered on our platform, we do not have the capacity or resources to verify the originality of each content uploaded to our platform or distinguish if proper license has been obtained or not with respect to any given content. We have been and may continue to be subject to intellectual property infringement claims by third parties for services we provide or for content displayed on, retrieved from, linked to, recorded, stored or make accessible on our platform, which may materially and adversely affect our business, financial condition and prospects. Although those allegations arise out of individual behaviors, platforms as service providers are often sued or investigated for any potential liabilities or misbehaviors. Under relevant PRC laws and regulations, internet service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the internet service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the internet service provider failed to take necessary actions to prevent such infringement, such as deletion, blocking or disconnection. Under the Tort Law of the PRC and the Regulation on the Right to Communicate Works to the Public Over Information Networks, if an internet user infringes the civil rights, right to communicate works to the public over information networks or interests of another through using the internet, the person whose rights are infringed has the right to notify and request the internet service provider on which the infringement allegedly takes place to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. In addition, if there is no evidence indicating that an internet service provider clearly knows the facts of infringement, or the internet service provider has taken measures to disconnect or remove relevant content after receiving notification from the owner, the internet service provider shall not be liable for compensation liability. Such defense is also referred to as the “safe harbor exemption.” However, the court practice is currently unclear whether or to what extent a platform would be liable for the unauthorized content performed or presented by hosts.

In addition, companies in the internet, technology and media industries are frequently involved in litigations based on allegations of infringement of intellectual property, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. Also, in China, as the internet-related industries have a relatively recent history and are constantly changing, the regulatory regimes on protection of intellectual property rights in internet-related industries, especially in our evolving online audio industry, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We have adopted systematic methods to reduce our exposure to the risks of intellectual property infringement claims. Under our agreements with hosts, we are the owner of the intellectual property arising out of podcasts generation and live streaming activities on our platform. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright. We also require users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyrights. However, we have historically allowed users to upload content without going through the registration process, and our platform has, over the years, accumulated user-generated content for which users may not have obtained proper and complete copyright licenses. It is challenging for us to accurately identify such content and verify if proper license is obtained in each case. We also develop AI-backed technologies combined with manual supervision to screen for improper or illegal use of our platform. We implant the “complaint” button on our operation interface which allows users to inform us of any risky or problematic content they are aware of. We also implement policies to take down content that has allegedly infringed a third party’s right in a timely manner to be eligible to invoke the safe harbor exemption for service providers. Our platform also has procedures in place to block blacklisted users from uploading content for a temporary period of time or permanently. However, we cannot assure you those methods are sufficient to shield us from third party liabilities for intellectual property infringement, or our efforts will be considered favorably by a given court or relevant governmental authority. Liabilities for intellectual property infringement, or allegations of such infringement, may impose a burden on our management, cause penalties, lead to unfavorable media coverage and damage to our reputation, or even cause PRC authorities to impose sanctions on us, including, in serious cases, suspending our operation, which may materially and adversely affect our business, financial condition and prospects.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platform, and PRC authorities may impose legal sanctions on us and our reputation may be damaged.

Our online audio platform enables users to exchange information, generate content, advertise products and services, and engage in various other online activities. Although real-name registration is required for hosts by our platform based on their citizen identity card and other identification information, we may not be able to verify the identity information provided by our hosts as true and accurate. For registration of users before they become hosts, we verify identities primarily based on verification text messages sent to their mobile devices, which may not always be reliable. Hosts and users may engage in illegal conversations or activities, including the publishing of inappropriate or illegal content on our platforms that may be unlawful under PRC laws and regulations.

We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system. See “Business—Our Business—Content Monitoring System.” However, although we use our best efforts to monitor content on our platform, it is impossible for us to detect every incident of inappropriate content on our platform due to the immense quantity of user-generated content on our platform. Our monitoring system, which is comprised of AI-backed technologies and manual scrutiny, may not detect each and every misconduct or illegal or inappropriate content. See “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.”

If we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations, we may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, imposed by court or government authority. We had the experience in the past of being suspended or fined by a local government authority and reported by media for improper content on our platform. Our apps had been removed from the app stores for inappropriate content placed by third parties on our platform. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations” and “—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.”

Meanwhile, we may face claims for fraud, defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. In addition, if any third party suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after hearing unsettling, inappropriate, fraudulent or misleading content that our content monitoring system failed to filter out, or if any third party suffers or alleges to have suffered damages as a result of improper or fraudulent activities on our platform, we may face civil lawsuits or other liabilities initiated by the affected third party, or governmental or regulatory actions against us.

In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide internet content service. Defending any such actions could be costly and require significant time and attention of our management and other resources, and may cause damages to our reputation, which would materially and adversely affect our business.

We rely on our mobile application to provide services to our users which, if inaccessible, may have material adverse impact on our business, financial condition and results of operations.

We rely on third-party mobile application distribution channels such as Apple’s App Store, various Android’s App Stores and other channels to distribute our mobile application to users. We expect a substantial number of downloads of our mobile application will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channels interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We have experienced in the past removal or suspension of our apps by mobile application stores for reasons such as government scrutiny on our business or industry. For example, on June 28, 2019, pursuant to a notice issued by CAC, a new social network app recently launched by us was suspended from operation and removed from all application stores in China as part of the government campaign to tighten regulations on online audio platforms. For details, please refer to “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.” Our Lizhi app was also temporarily removed from Apple’s and Android’s App Stores for 30 days due to inappropriate content stored on our platform from June to July 2019. As of the date of this prospectus, CAC has lifted the suspension on downloading services of our Lizhi app. Our Lizhi app is currently available for download in all major app stores, including Apple’s and Android’s App Stores. In addition, our Lizhi app was temporarily removed from Apple’s App Store for 28 days due to non-compliance with Apple’s App Store policies from February to March 2019 and was subsequently restored. Those incidents of download suspension were temporary and did not affect our existing users, and therefore did not have any material adverse impact on our results of operations. We cannot assure you that our app will not be removed again by a third party mobile application distribution channel in future and our business operation, reputation and financial conditions may be negatively affected.

Increases in the costs in relation to content creators, such as higher hosts’ compensation and costs of discovering and cultivating a top host, may have an adverse effect on our business, financial condition and results of operations.

We depend upon content creators, i.e., our podcasts and live streaming hosts, to continuously provide a large variety of high-quality content on our platform, which is a key factor of engaging and satisfactory user experience that ensures long-term user stickiness. We also rely on our interactive audio products hosts to provide fun and engaging experience to users of Friends Hall, Lizhi Party and other interactive audio products. On one hand, we discover, curate and cultivate top hosts who self-register on our platform as a host. On the other hand, we compete with other audio platforms for active, popular or celebrity hosts. To attract and retain top hosts and maintain the high level of content quality, we enter into contracts with our hosts under which such hosts are usually paid a certain percentage of the sales of virtual gifts or currency that they receive. The compensation to and the cost to discover, train and develop a top host may increase as the competition intensifies. If our content creators become too costly, we will not be able to produce high quality content at commercially acceptable costs. If our competitors’ platforms offer higher revenue sharing percentage with an intent to attract our popular hosts and content creators, costs to retain such hosts and content creators may increase. Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our hosts to produce content that meets the evolving interests of a diverse user base, which would increase the costs of content on our platform. If we are unable to generate sufficient revenues that outpace our increased costs in relation to content creators, our business, financial condition and results of operations may be materially and adversely affected.

Any compromise to the cyber security of our platform could materially and adversely affect our business, reputation and results of operations.

On November 7, 2016, the Standing Committee of the National People’s Congress released the Cyber Security Law, which took effect on June 1, 2017. The Cyber Security Law requires network operators to fulfill certain obligations to safeguard security in the cyberspace and enhance network information management.

Our products and services are generally provided through the internet and involve the storage and transmission of users’ information. Any security breach would expose us to a risk of loss of information and result in litigation and potential liability. As the techniques used to obtain unauthorized access, disable or degrade online or sabotage operating systems change frequently and often are not recognized until launched against a target, we may not be able to anticipate such techniques or implement adequate preventative measures. All of our user data is encrypted and saved in two different places within our internal servers rather than client-based servers, protected by access control, and further backed up in our long-distance disaster recovery system, so as to minimize the possibility of data loss or breach. Upon a security breach, our technical team will be notified immediately and coordinate with the local supporting staff to diagnose and solve the technical problems. As of the date of this prospectus, we have not experienced any material incidents of security breach.

Despite the security measures we have implemented, our facilities, systems and procedures and those of our third-party providers, may be vulnerable to security breaches, act of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users and may be exposed to legal and financial risks, including legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

Spammers and malicious software and applications may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Spammers may use our platforms to send spam or illegal messages to users, which may affect user experience. As a result, our users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

In addition, malicious software and applications may interrupt the operations of our platform and pass on such malware to our users and hosts which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platform, our users may associate the malware with our websites or mobile apps, and our reputation, business, financial condition and results of operations would be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure, fixed telecommunications networks and mobile operating systems in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business, financial condition and results of operations.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may stop accessing or minimize their activities on the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

The proper functioning of our platform is essential to our business. Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our platform.

The proper functioning of our platforms is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success and our ability to provide content to attract and retain users.

Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems could result in the unavailability or slowdown of our platform and the attractiveness of content provided on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends upon services provided by, and relationships with, third parties. We currently engage third-party service providers in certain areas of our operation such as monitoring of our podcasts and audio entertainment. If such third-party service providers fail to detect the illegal or inappropriate activities or content in our podcasts and audio entertainment, we may be subject to regulator’s disapproval or penalties as well as adverse media exposure which could materially and adversely affect our business, financial condition and results of operations. In addition, some third-party software we use in our operations is currently publicly available without charge. If the owner of any such software decides to make claims against us, charge users, or no longer makes the software publicly available, we may need to enter into settlement with such owners, incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

Our overall network relies on bandwidth connections provided by third-party operators and we expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our business, financial condition and results of operations. See “—Our operations depend on the performance of the internet infrastructure, fixed telecommunications networks and mobile operating systems in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.”

We also depend on the third party online payment systems for sales of our products and services. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual gifts online, in which case our results of operations would be negatively impacted.

We exercise no control over the third parties with whom we have business arrangements. For some of services and technologies such as online payment systems, we rely on a limited number of third-party providers with limited access to alternative networks or services in the event of disruptions, failures or other problems. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Concerns about the collection, use and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. The PRC Constitution, the PRC Criminal Law, the General Rules of the PRC Civil Law and the PRC Internet Security Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

As we continue to expand overseas, foreign and international laws, regulations, standards, and other obligations, and changes in the interpretation of such laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure, and transfer for us and our users. In 2016, the European Union (“EU”) adopted a new regulation governing data privacy called the General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR establishes new requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to 4% of worldwide revenue. In addition, to the extent we deploy services of any third party supplies to support our overseas business, we must continue to seek assurances from our sub-processors that they are handling personal data in accordance with GDPR requirements in order to meet our own obligations under the GDPR. In addition, in June 2018, the California Consumer Privacy Act (“CCPA”), which takes effect on January 1, 2020, was enacted. The CCPA gives California consumers certain rights similar to those provided by the GDPR, and users may seek similar assurances from suppliers regarding compliance.

Unauthorized use of our intellectual property by our hosts and employees and other third parties and the expenses incurred in protecting our intellectual property rights may harm our brands and reputation and materially and adversely affect our business.

We regard our copyrights, trademarks and other intellectual properties as critical to our success, and rely on a combination of trademark and copyright laws, trade secrets protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect these rights. Although our contracts with users typically prohibit the unauthorized use of our brands, images, characters and other intellectual property rights, we cannot assure you that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. We enter into confidentiality agreements and intellectual property ownership agreements with our employees, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology, know-how or other intellectual property will not otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in other jurisdictions with a more developed legal framework regulating intellectual property rights. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our financial condition and results of operations.

Our increased research and development expenditure may lower our profitability. Furthermore, if we fail to anticipate or successfully implement new technologies, our proprietary technologies or platform could become unattractive or obsolete, and our revenues and market share may decline.

Our technological capabilities and infrastructure underlying our platform are critical to our success. We have invested and will continue investing significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platform and our services competitive in the market. For example, we are among the first platforms that provide one-stop technology services for hosts to record, edit and release content with ready-to-use elements at their choice according to iResearch. In order to continue attracting hosts to generate content on our platform, we must provide new and attractive features for creating and optimizing audio content. If we fail to anticipate or implement new features to our hosts users, we may not be able to retain existing hosts and users or attract new members to join our community. Also, our operations and development rely heavily on our AI technologies. We have developed an AI-based system to accomplish tasks that usually require a massive amount of manpower, such as monitoring hundreds of millions of podcasts uploaded to our platform to protect us from improper or illegal use of our platform. The AI-based system also plays a key role in content distribution and recommendation. See “Business—Our Business—Our Technology” and “Business—Our Business—Content Monitoring System.” If we cannot develop or maintain an effective operation of artificial intelligence to assist in those areas, or if we fail to improve our AI-based system to align with the fast increase of our data volume, we may not have the technologies required to support our business operations and development. In 2017, 2018 and for the six months ended June 30, 2018 and 2019, we spent RMB43.2 million, RMB83.2 million (US$12.1 million), RMB33.4 million and RMB62.1 million (US$9.0 million), respectively, on research and development activities, and our research and development expenses may continue to raise in future.

However, significant expenditures in research activities cannot guarantee a commercially practical result, or at all. Accordingly, our increased expenditures may not generate corresponding benefits, which in turn will reduce our profitability. Given the fast pace with which the internet technology has been and will continue to be developed, we may not be able to timely upgrade our streaming technology, our engines or the software framework for our platform development in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platform or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be adversely and negatively impacted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of our founder and chief executive officer, Mr. Jinnan (Marco) Lai, as well as other members of our senior management team. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the user-generated audio content industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

We do not have key man insurance for our executive officers or key employees. If any of our executive officers and key employees terminates their services with us, our business may be severely and adversely affected, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, certain provisions under the non-compete agreement may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system.

We rely on assumptions and estimates to calculate certain key operating metrics, such as total mobile MAUs and paying users, and real or perceived inaccuracies in such metrics may lead to inaccurate interpretation of our business operations by our management and investors, and harm our reputation and negatively affect our business.

The numbers of total mobile MAUs or paying users or certain other key operating metrics are calculated using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring users and user engagement across our large user base. The actual number of individual users, for example, is likely to be lower than that of registered user accounts, total mobile MAUs and paying users, potentially significantly, due to various reasons such as repetitive registration. Some of our user accounts may also be created for specific purposes such as to increase the number of votes for certain hosts in various contests, but the number of paying users and total mobile MAUs do not exclude user accounts created for such purposes. We measure the number of MAUs by the number of mobile devices, and we require phone number verification for registered accounts and require ID verification for live streaming host accounts. However, we have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our total mobile MAUs and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platform and access own apps, respectively, which may lead to an inaccurate interpretation of our metric. The calculations of our active users may not accurately reflect the actual number of people using our platforms.

If the growth in the number of our registered user accounts, total mobile MAUs or paying users is lower than the actual growth in the number of individual registered, total mobile MAUs or paying users, our user engagement level, sales and our business may not grow as quickly as required to meet the demand of our user base, which may harm our business, financial condition and results of operations. In addition, if the user base is overstated, it may cause inaccurate evaluation of our business operations by our management and by investors, which may also materially and adversely affect our business and results of operations.

In addition, our measures of such key operating metrics may differ from estimates published by third parties or from metrics used by other companies in similar industries due to differences in methodology. As a result, such key operating metrics may not be directly comparable to those similarly titled metrics used by other companies. If others do not perceive our key operating metrics to be accurate representations of our results of operations, or if we discover material inaccuracies in our key operating metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to us, which could negatively affect our business and operating results.

We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.

We may be subject to litigation, disputes or claims of various types brought by our competitors, users, hosts, employees, or others against us in matters relating to intellectual property rights, contractual disputes and competition claims or claims and disputes involving misconducts of our hosts, users, and employees. For example, we have been subject to user complaints and disputes relating to virtual gifting transactions consummated on our platform and may be subject to litigation or threatened proceedings with our users in the future. We cannot assure you that we will not be subject to similar disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business.

Litigation is expensive, subjects us to the risk of significant damages, requires significant management time and attention and could have a material and adverse effect on our business, financial condition and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base. We may also need to pay damages or settle lawsuits with a substantial amount of cash.

We have been involved in litigation arose in the ordinary course of business. As of August 31, 2019, there were 103 lawsuits pending in connection with our platform against us or our affiliates with an aggregate estimated amount of claimed damages of approximately RMB5.2 million. Substantially all of these lawsuits involve intellectual property infringement on our platform and commercial disputes with certain hosts. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have a material and adverse effect on our business, financial condition and results of operations.

Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Negative publicity may materially and adversely affect our brand, reputation, business and growth prospects.

Negative publicity involving us, our hosts, our users, our management, our content, our platform or our business model may materially and adversely harm our brand and our business. See “—We may be liable for intellectual property infringement with respect to content displayed on, retrieved from or linked to our platform which may materially and adversely affect our business, financial condition and prospects.” We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users, customers and platform partners. There has been negative publicity about our platform and the misuse of our services by certain hosts and users. Such negative publicity may divert our management’s attention and materially and adversely impact our business, financial condition and results of operations.

We generate a portion of our revenues from podcast, advertising and others. If we fail to maintain or grow podcast, advertising and others revenue, our financial results may be adversely affected.

In 2017, 2018 and for the six months ended 2018 and 2019, we generated RMB17.4 million, RMB13.5 million (US$2.0 million), RMB9.4 million and RMB4.2 million (US$0.6 million) of net revenues from podcast, advertising and others, representing 3.8%, 1.7%, 2.6% and 0.9% of our total net revenues for the same periods. While our revenue generated from podcast, advertising and others represents a small portion of our revenue, our financial results could be adversely affected if we fail to maintain or grow it in the future. In addition, two of our advertising business customers accounted for 71.6% and 21.2%, respectively, of the total accounts receivable as of June 30, 2019. If we fail to collect our receivable balance from our key customers in our advertising business, our financial results may be adversely affected.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

We derived a small portion of our revenue from advertising business. Under PRC advertising laws and regulations, as a publisher of internet advertisements, we are obligated to monitor the advertising content shown on our platform to comply with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting any misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

We are subject to risks relating to our third-party online payment platforms.

Currently, we sell almost all of our products and services to our users through third-party online payment systems. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. We utilize third-party online payment platforms, such as China UnionPay, Wechat Pay and Alipay, to receive cash proceeds from sales of our virtual currency through direct purchases on our platform. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platform.

We do not have control over the security measures of our third-party payment platforms, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment platforms. We could be exposed to litigation and possible liability if online transaction safety of our users is compromised in transactions involving payments for our virtual currency, which could harm our reputation and our ability to attract users and may materially adversely affect our business. We also rely on the stability of such payment transmissions to ensure the continued payment services provided to our users. If any of these third-party online payment platforms fails to process, or ensure the security of, users’ payments for any reason, our reputation will be damaged and we may lose our paying users and discourage the potential purchases, which in turn, will materially and adversely affect our business, financial condition and prospects.

Restrictions on virtual currency may adversely affect our revenues.

In 2016, we launched “Golden Coin,” the virtual currency that can be used by our users to purchase virtual gifts in relation to our audio entertainment products. Due to the relatively short history of virtual currency in China, the regulatory framework governing the industry is still under development.

The Notice on the Reinforcement of the Administration of Online Games issued by the Ministry of Culture and other governmental authorities on February 15, 2007 directs the People’s Bank of China to strengthen the administration of virtual currency to avoid any adverse impact on the PRC economic and financial system. This notice provides that the total amount of virtual currency issued by an operator and the amount of purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the Ministry of Culture and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. The Virtual Currency Notice requires that the operators who engage in issuance of online game virtual currency or offering of online game virtual currency transaction services shall apply for approval from the MOC through its provincial branches. The term “virtual currency” is widely used in the live streaming industry, such term as used in our industry does not fall under the definition under the Virtual Currency Notice. Although we do not think Virtual Currency Notice applies to the operation of our live streaming platform, given the wide discretion of relevant governmental authorities and uncertainties in the regulatory environment, we cannot assure that relevant governmental authorities will not in the future interpret the Virtual Currency Notice in a different way and subject our operation to the scope of the Virtual Currency Notice or issue new rules to regulate the virtual currency in our industry. In that case, our operation may be adversely affected.

Our users may suffer from third party fraud when purchasing our virtual currency and we may suffer fraud when selling virtual currency to users.

We offer our users multiple options to purchase Golden Coin, our virtual currency. Users can purchase these virtual currencies directly on platforms, make in- app purchases using third-party payment channels such as WeChat pay, Alipay and Apple’s App Store. From time to time, certain third parties fraudulently claim that users can purchase Golden Coin through them. If our users choose to purchase our virtual currency from such third parties, they may suffer losses from such fraudulent activities by third parties. Although we are not directly responsible for such fraudulent activities conducted by third parties, our user experience may be adversely affected and they may choose to leave our platform as a result. Such fraudulent activities by third parties might also generate negative publicity, disputes or even legal claims. The measures we take in response to such negative publicity, disputes or legal claims may be expensive, time consuming and disruptive to our operations and divert our management’s attention.

In addition, we have run into multiple incidents in the past where the users paid for our virtual currency through fraudulent methods, including illegal use of credit cards. Such incidents had not resulted in any material and adverse impact on our business and operations. While such incidents have decreased given tightened regulation, we may lose all the revenue we were supposed to generate from the sales as we were not able to collect or recover on any of it when such incidents occur. Although we have instated authentication mechanisms that help us detect such fraudulent paying methods, we still cannot guarantee that our mechanisms can prevent all fraudulent virtual currency purchases. These fraudulent transactions cause harm to our financial results and business operations.

Present and future business partnerships or acquisitions may fail and materially and adversely affect our business, reputation and results of operations.

We may enter into business partnerships, including joint ventures or minority equity investments, with third parties from time to time in connection with our business. These partnerships could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties and increased expenses in establishing new business partnerships, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could divert resources from our existing business, which in turn could adversely affect our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholder approval, we may have to obtain approvals and licenses from government authorities and comply with applicable PRC laws and regulations, which could result in increased delays and costs.

We may be unable to obtain additional capital in a timely manner or on acceptable terms. Furthermore our future capital needs may cause us to be bound by covenants that restrict our operations, such as our ability to incur additional indebtedness or pay dividends

We have conducted several rounds of financing since our inception. We also issued convertible loans in the past which have been fully converted to our preferred shares. As we continue to expand our operations, we may need to raise additional capital to meet our financing demand. If we are unable to obtain such capital in a timely manner or on acceptable terms, or if we enter into financing agreements imposing restrictions on our operations, such as our ability to incur additional indebtedness or distribute dividends, our business, operation and financial conditions may be negatively affected.

We do not currently have business insurance to cover our main assets and business. Any uninsured occurrence of business disruption, litigation or natural disaster could expose us to significant costs, which could have an adverse effect on our results of operations.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. As such, we may not be able insure against certain risks related to our assets or business even if we desire to. In addition, the costs of insuring for such risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. We do not have any business liability or disruption insurance to cover our operations. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In the course of auditing our consolidated financial statements for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our lack of sufficient and competent accounting and financial reporting personnel, including personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements. The lack of such personnel impacts our ability to timely and completely address complex U.S. GAAP accounting matters, carry out period-end financial reporting control and procedures, and prepare our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We have implemented and are continuing to implement a number of measures to remedy this material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remedied.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, of Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted share-based compensations in the past and will continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profit. Exercise of the share options or restricted shares granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We, through a wholly owned subsidiary, adopted a share incentive plan on September 30, 2018, which has been terminated and replaced in its entirety by a new share incentive plan adopted directly by us on May 31, 2019, or the 2019 Share Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2019 Share Incentive Plan is 40,000,000 ordinary shares. We may adopt share incentive plans in the future that permits granting of share-based compensation awards to employees and directors, which will result in significant share-based compensation expenses to us.

As of the date of this prospectus, awards to purchase 38,194,330 shares under the 2019 Share Incentive Plan have been granted. We will not recognize expenses in our consolidated statement of income until the completion of this offering. As a result, a number of awards will become vested once we complete this offering and we will recognize a significant amount of share-based compensation expenses upon then. As of June 30, 2019, our unrecognized share-based compensation expenses related to unvested awards amounted to RMB57.6 million (US$8.4 million). On the assumption the vesting condition was satisfied on June 30, 2019, we would have recognized share-based compensation expenses in the amount of RMB8.2 million (US$1.2 million) for those awards. We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Competition for highly skilled personnel is often intense and we may incur significant costs or not successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We may be the subject of allegations, harassing or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share, users and customers.

We have been subject to allegations by third parties or purported former employees, negative internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers.

Non-compliance on the part of our employees or third parties involved in our business could adversely affect our business.

Our compliance controls, policies and procedures may not protect us from acts committed by our employees, agents, contractors, or collaborators that violate the laws or regulations of the jurisdictions in which we operate, which may adversely affect our business.

In addition, our business partners or other third parties involved in our business through our business partners (such as contractors, guilds or other third parties entered into business relationship with our third-party business partners) may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationship with other businesses such as advertisers and guilds, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements or rule out the likelihood of incurring any liabilities imposed on us due to any regulatory failures by third parties. We identify irregularities or non-compliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. We cannot assure you that our business partners will be able to supervise and administrate those third parties actively involved in our business through these business partners in an effective way. The legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in overseas jurisdictions. Failure to comply with such applicable laws, regulations and rules may subject our overseas operation to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.

As we expand our operations overseas, we may have to adapt our business models or operations to the local markets due to various legal requirements and market conditions. Our international operations and expansion efforts may result in increased costs and are subject to various of risks, including content control from local authorities, uncertain enforcement of intellectual property rights and infringements, the complexity of compliance with foreign laws and regulations and cultural differences. Compliance with applicable foreign laws and regulations related to matters that are central to our business, including those related to content restrictions, data privacy, virtual gift sales, anti-corruption laws, anti-money laundry and minors protection, increases the costs and risk exposure of doing business in foreign jurisdictions. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. As our globalized operations evolves, we cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our overseas business expansion, we cannot assure you that we are in compliance with all local laws or regulations, including license requirements, or that our existing licenses will be successfully renewed or expanded to cover all of our areas of operations.

In addition, cultural differences may also impose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in foreign jurisdictions. Our failure to comply with other foreign laws, regulations and rules could materially and adversely affect our business, results of operations, global reputation and global growth efforts. In additional, each of foreign jurisdictions may have different regulatory framework, implementation and enforcement for online audio platforms, which may substantially increase our compliance costs to obtain, maintain or renew requisite licenses and permits or fulfil any required administrative procedures.

We have limited experience in international markets. If we fail to meet the challenges presented by our expansion overseas, our business, financial condition and results of operations may be materially and adversely affected.

We are exploring opportunities overseas. We have limited experience in international markets and we expect to enter and expand our operations in international markets. Global expansion could expose us to a number of risks, including:

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compliance with applicable foreign laws and regulations, including but not limited to internet content provider licenses, internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements;

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challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular hosts and their agencies, third parties that promote our platform and applications and third parties that provide us technology support;

•	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in attracting users to generate appealing content on our overseas platforms;

•	challenges associated with internet infrastructure and telecommunication network services overseas and risks of system security breaches;

•	local competition;

•	local employment laws and practices;

•	fluctuations in currency exchange rates;

•

exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment; and

•	increased costs associated with doing business in foreign jurisdictions.

Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our global expansion.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We may be subject to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, riots, political and military upheavals and other outbreaks in the country or region where we have our operations or where a portion of our users or podcasts are located. Such events could significantly disrupt our operations and negatively impact our business, financial conditions and development.

We will incur additional costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the [NYSE/Nasdaq], may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership is prohibited in industries of online audio program services and internet cultural business (excluding music), foreign ownership of an internet content provider in managing value-added telecommunications business may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience. We are a company registered in the Cayman Islands and Hongyi Technology and Guangzhou Tiya (our wholly-owned subsidiaries in China) are considered foreign-invested enterprises, or WFOEs. To comply with PRC laws and regulations, our WFOEs conduct our business in China mainly through Guangzhou Lizhi and Guangzhou Huanliao, our VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, our VIEs and the respective shareholders of our VIEs. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities, including our VIEs and their subsidiaries, and consolidate their financial results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations. See “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

In the opinion of our PRC counsel, King & Wood Mallesons, based on its understanding of the relevant PRC laws and regulations, each of the contractual arrangements among each of Guangzhou Lizhi and Guangzhou Huanliao, our VIEs, and their respective shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of our VIE’s shareholding structure. If we are found in violation of any PRC laws or regulations, or if the contractual arrangements among any of our WFOEs, our VIEs and/or their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our VIEs or the right to receive their economic benefits, we would no longer be able to consolidate their financial results.

We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with our VIEs and their shareholders, including the powers of attorney, to control and operate business of our VIEs. These contractual arrangements are intended to provide us with effective control over our VIEs and allow us to obtain economic benefits from them. See “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders” for more details about these contractual arrangements. In particular, our ability to control the VIEs depends on the powers of attorney, pursuant to which Hongyi Technology and Guangzhou Tiya (our WFOEs) can exercise all shareholders rights in our VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC counsel, King & Wood Mallesons, that each of the contractual arrangements among each of our WFOEs, our VIEs, and shareholders of our VIEs is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. Although Hongyi Technology or Guangzhou Tiya has an option, subject to the registration process with PRC governmental authorities, to purchase the equity of our VIEs, if the shareholders of VIEs do not cooperate or there are any disputes relating to these contractual arrangements, we will have to enforce our rights under these contracts under PRC laws through arbitration, litigation and other legal proceedings, the outcome of which is uncertain. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our business, financial condition and results of operations.

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs and their subsidiaries hold certain assets that are important to our operations, including the ICP License, the Internet Culture Operation License and Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among each of our WFOEs, our VIEs, and shareholders of our VIEs are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our VIEs’ tax expenses without reducing the tax expenses of Hongyi Technology or Guangzhou Tiya, subject our VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment Hongyi Technology or Guangzhou Tiya may have. As a result, our consolidated results of operations may be adversely affected.

If the chops of our PRC subsidiaries, our VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses or misappropriates our chops for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.

Our shareholders or the shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include persons who are also our shareholders or affiliates of our shareholders, and, in some cases, our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed powers of attorney to appoint Hongyi Technology or Guangzhou Tiya (our WFOEs) to vote on their behalf and exercise voting rights as shareholders of our VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Additionally, we rely on our shareholders and the shareholders of our VIEs to secure, both at the internal and external level, all the necessary approvals, permits, filings or other formalities and proceedings in relation to their respective investment in us and/or our VIEs. We cannot assure you that our shareholders and shareholders of our VIEs have obtained all of such necessary approvals, permits, filings or other formalities and proceedings. The failure to obtain such approvals, permits, filings or other formalities and proceedings may adversely affect our business and results of operation.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Upon the completion of this offering, our founder and Chief Executive Officer, Mr. Jinnan (Marco) Lai, through entities controlled by him, will hold         % of our total outstanding ordinary shares, representing         % of our total voting power, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, Mr. Lai is expected to have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.

Our controlling shareholders may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Hongyi Technology or Guangzhou Tiya, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. For more detail on those limits, see “—Risks Related to Doing Business in China—Our PRC subsidiaries and PRC VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and how it may impact the viability of our current corporate structure and operations.

On March 15, 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which will come into force on January 1, 2020. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate the “variable interest entities,” while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” Pursuant to the PRC Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a “negative list,” which will be promulgated by or promulgated with approval by the State Council. Foreign investors are prohibited from making any investments in the industries which are listed as “prohibited” in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the “negative list,” are allowed to make investments in the industries which are listed as “restricted” in such negative list. For any foreign investor that fails to comply with the negative list, the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated variable interest entities are subject to foreign investment restrictions/prohibitions set forth in the Guidance Catalogue of Industries for Foreign Investment (2017 Revision), the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version) and the Market Access Negative List (2018 Version) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the PRC Foreign Investment Law will be different from the foregoing lists that already exist.

The PRC Foreign Investment Law leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. Furthermore, if future laws, administrative regulations or provisions of the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries, VIEs and WFOEs, are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content on our platforms.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources, including artificial intellectual technology to work together with a team of specialized individuals, to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Business—Our Business—Content Monitoring System.” Although we employ these methods to filter content posted on our platform, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Our revenues are substantially sourced from China. Accordingly, our business, results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors and the rate of growth has been slowing.

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online platform operator may have for virtual assets.

While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses if the online platform operators fail to fulfill their obligations as the service provider. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 provides further rules on residence status determination, post-determination administration as well as competent tax authorities procedures.

Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, King & Wood Mallesons, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 applied to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC.

However, it is possible that the PRC tax authorities may take a different view. King & Wood Mallesons, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company or any British Virgin Islands or Hong Kong subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, its world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends paid by our PRC subsidiaries to us or any of our Hong Kong subsidiaries will not be subject to a 10% withholding tax if we or any of our Hong Kong subsidiaries were treated as a PRC resident enterprise, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

If we are treated as a resident enterprise, non-PRC resident ADS holders and shareholders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise ADS holders and shareholders and 20% in the case of non-PRC resident individual ADS holders and shareholders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements, but it is unclear whether our non-PRC ADS holders and shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders and shareholders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

There are uncertainties with respect to indirect transfers of PRC taxable properties outside a public stock exchange.

We face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the State Taxation Administration on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Circular 7 does not apply to the sale of shares or ADSs by investors through a public stock exchange where such shares or ADSs were acquired in a transaction on a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations and associated penalties with respect to any internal restructuring, and our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the Labor Contract Law of PRC that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was last amended in December 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect our labor costs to increase due to the implementation of these new laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We have accrued in the financial statements but not made full contributions to the social insurance plans and the housing provident fund for employees as required by the relevant PRC laws and regulations. As of the date of this prospectus, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business, financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. The SAFE promulgated the Circular on Relevant Issues Relating to Domestic

Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. We have requested PRC residents who, to our knowledge, hold direct or indirect interest in us to make the necessary applications, filings and amendments as required under SAFE regulations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio and the loans must be registered with the local branch of SAFE and the competent development and reform commission in case of any external debts of more than one year. Our capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart.

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. See “Regulation—Regulations Related to Foreign Exchange.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our PRC subsidiaries and PRC VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. In 2017 and 2018, our subsidiaries and our VIEs (including their subsidiaries) located in the PRC have not paid dividends. However, the payment of dividends by our PRC subsidiaries and PRC VIEs is an important source of income for us to meet our financing need, and such payment is and may be subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2018, we had not made appropriations to statutory reserves as our subsidiaries and our VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiaries, VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the RMB to appreciate against the U.S. dollar. Significant revaluation of the RMB may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations Related to Employee Stock Incentive Plan.”

The SAT has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation—Regulations related to Employee Stock Incentive Plan.”

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

As of June 30, 2019, we lease 12 premises in China, including our headquarters in Guangzhou. As to some of our leased properties, our landlords did not provide us with sufficient property title certificates or other supporting documents to prove ownership of the leased properties. We also lease some properties constructed on lands allocated by government on certain conditions. The lease of structures on allocated lands shall meet relevant requirements and be approved by the competent authorities. If our landlords’ ownership of the leased properties is successfully challenged by a third party or our landlords lease the relevant properties on allocated lands without approval, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise. We cannot assure you that we will cause all of our landlords to provide sufficient property title certificates and obtain approvals in time, or at all, and if we have to relocate, our business may be disrupted and we may incur additional expenses. The planned purpose of some of our leased properties is for residence only, but we lease from our lessors for purpose of business. If our lessors don’t obtain the prior consent of the owners of other properties in the same building, such owners may request our lessors to remove the impairment and compensate for their damages. Under such circumstances, our lessors may force us to relocate and our business will be interrupted. Some of such landlords have not registered the lease agreements with the government authorities or have not completed the registration process with respect to their ownership rights to the leased premises. We may be subject to monetary fines due to failure by the landlords to complete the registration process as required by applicable laws.

We may also be forced to relocate our operations if the landlords do not obtain valid title and approvals to or complete the required registrations with local housing authorities in a timely manner or at all. We might not be able to locate desirable alternative sites for our operations in a timely and cost-effective manner which may adversely affect our business.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the [NYSE/Nasdaq] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Risks Related to This Offering and our American Depositary Shares

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

We intend to apply to list our ADSs on the [NYSE/Nasdaq]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The market price for our ADSs may be volatile.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$             per ADS, representing the difference between the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of June 30, 2019, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution upon the exercise of the vested options or the vesting of restricted shares issued under the 2019 Share Incentive Plan. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have ordinary shares outstanding including ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the [180]-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the [180]-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our [Second Amended and Restated Memorandum and Articles of Association], effective upon the completion of this offering, the minimum notice period required for convening a general meeting is             days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our [Second Amended and Restated Memorandum and Articles of Association] that will become effective immediately upon completion of this offering, [for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.] Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs at shareholders’ meetings, you cannot prevent such ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. The arbitration provisions in the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. [Our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, will contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series.] These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we expect to adopt, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. In addition, it is reported that the CSRC intended to propose a pre-approval regime that requires all offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions to obtain CSRC’s approval. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel, King & Wood Mallesons, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the [NYSE/Nasdaq] in the context of this offering, given that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•	no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands company that is listed on the [NYSE/Nasdaq], we are subject to the [NYSE/Nasdaq] corporate governance listing standards. However, [NYSE/Nasdaq] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. [Currently, we plan to rely on home country practice with respect to our corporate governance after we complete this offering. Specifically, we do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors.] For details, please refer to [“Management—Board of Directors.”] As a result,, our shareholders may be afforded less protection than they otherwise would enjoy under the [NYSE/Nasdaq] corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as a nonpassive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year can be made only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Moreover, it is not entirely clear how the contractual arrangements between our WFOEs, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, we will hold a substantial amount of cash following this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NYSE/Nasdaq], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business condition in China and global markets; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We plan to use             % of the net proceeds of this offering to develop innovative products,             % to invest in the application of our AI technologies, and             % to expand our operation overseas, as well as             % for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to submit recordation of modification documents with the State Administration for Market Regulation, or the SAMR, or its local counterparts within 30 days of such increase of registered capital. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days or longer to complete, and the competent development and reform commission in case of any external debts of more than one year. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiaries.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Related to Dividend Distribution.”

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all our outstanding convertible preferred shares into 569,036,090 of our ordinary shares on a one to one basis immediately upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding convertible preferred shares into 569,036,090 of our ordinary shares on a one to one basis immediately upon the completion of this offering, and (ii) the issuance and sale of ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$            per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual		Pro forma		Pro forma as adjusted(1)(2)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Total mezzanine equity	1,212,094	176,560	—	—
Shareholders’ (deficit)/equity:
Ordinary shares (US$0.0001 par value, 930,963,910 shares authorized, 260,000,000 issued and outstanding as of June 30, 2019, 829,036,090 shares authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	171	25	538	78
Additional paid-in capital	—	—	1,211,727	176,507
Accumulated deficit	(1,190,700)	(173,444)	(1,190,700)	(173,444)
Accumulated other comprehensive income	3,907	570	3,907	570

Total shareholders’ (deficit)/equity	(1,186,622)	(172,849)	25,472	3,711

Total mezzanine equity and shareholders’ (deficit)/equity	202,906	29,558	202,906	29,558

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 change in the assumed initial public offering price of US$            per ADS, being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization by US$            million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2019 was US$0.01 per ordinary share and US$             per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2019, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares on a one-to-one basis, which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of ADSs offered in this offering at an initial public offering price of US$             per ADS, being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately US$             million, or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share, or US$            per ADS to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$            per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis at the initial public offering price per ordinary share is US$             and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares, this offering as of June 30, 2019	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

The pro forma information discussed above is illustrative only. A US$1.00 increase (decrease) in the public offering price of US$            per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$            million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$ per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses

The following table summarizes, on a pro forma basis as of June 30, 2019, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the

ADSs issuable upon the exercise of the over-allotment option granted to the underwriters and options and restricted shares outstanding under our 2019 Share Incentive Plan as of the date of this prospectus.

Total Consideration
	Ordinary shares Purchased		Amount (in thousands of US$)		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	US$	Percent	US$	US$
Existing shareholders
New investors
Total

The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible preferred shares immediately upon the completion of this offering and exclude the options and restricted shares granted under our 2019 Share Incentive Plan. As of the date of this prospectus, there are 38,194,330 options and restricted shares granted under our 2019 Share Incentive Plan. To the extent that any of these options or restricted shares are exercised or vested, there will be further dilution to new investors. For details, please refer to “Management—Share Incentive Plan.”

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands, as an exempted company, in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Walkers (Hong Kong), our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States so far as the liabilities imposed by those provisions are penal in nature; or

•

entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Walkers (Hong Kong) has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Walkers (Hong Kong) has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

We have been advised by King & Wood Mallesons, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws or Cayman Island laws. King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Our Major Business Milestones

Our Corporate History

We commenced operations in 2010 with the establishment of Guangzhou Lizhi.

In November and October 2010, each of Lizhi Holding Limited and LIZHI INC., our wholly owned subsidiaries, was incorporated in Hong Kong and the British Virgin Islands, respectively.

In March 2011, Hongyi Technology, our wholly owned subsidiary, was established in the PRC. In March 2011, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Hongyi Technology entered into a series of contractual arrangements, as supplemented and amended, with Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, by which Hongyi Technology may exert control over Guangzhou Lizhi and consolidate Guangzhou Lizhi’s financial statements under U.S. GAAP. For details, please refer to “—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

In October 2013, we launched our Lizhi app operated by Guangzhou Lizhi.

In November and December 2015, each of Changsha Limang and Huai’an Lizhi was established in the PRC, respectively. In March 2017, Wuhan Lizhi was established in the PRC. In January, February and April 2019, each of Guangzhou Moyin Network Technology Co., Ltd., Guangzhou Teqi Network Technology Co., Ltd. and Chongqing Piwan Network Technology Co., Ltd. was established in the PRC, respectively. These entities are wholly and directly held by Guangzhou Lizhi and provide supporting services to our Lizhi app.

In July 2016, Guangzhou Huanliao was established in the PRC by Guangzhou Lizhi. Currently, Guangzhou Huanliao focuses on the operation of Huanliao, an audio-based social app recently launched by us which is still at a nascent stage. In March 2019, Guangzhou Tiya, our wholly owned subsidiary, was established in the PRC. In May 2019, Guangzhou Tiya entered into a series of contractual arrangements with Guangzhou Huanliao and then shareholder of Guangzhou Huanliao, by which Guangzhou Tiya may exert control over Guangzhou Huanliao and consolidate Guangzhou Huanliao’s financial statements under U.S. GAAP. For details, please refer to “—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

As such, we refer to each of Hongyi Technology and Guangzhou Tiya as our wholly foreign owned entity, or WFOE, and to each of Guangzhou Lizhi and Guangzhou Huanliao as our variable interest entity, or VIE, in this prospectus.

In January 2019, LIZHI INC., our current ultimate holding company, was incorporated under the laws of the Cayman Islands as part of the restructuring transactions in contemplation of this offering. In connection with its incorporation, in March 2019, we completed a share swap transaction and issued ordinary and preferred shares of LIZHI INC to the then existing shareholders of LIZHI INC., or Lizhi BVI, a company incorporated under the laws of the British Virgin Islands, based on their then respective equity interests held in Lizhi BVI. Lizhi BVI then became our wholly owned subsidiary. For details of the issuances of shares by LIZHI INC. to its shareholders prior to this offering, please refer to “Description of Share Capital—History of Securities Issuances.”

In April 2019, SUGAR CHAT PTE. LTD. was incorporated under the laws of Singapore for purposes of carrying out our overseas operations.

We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through our VIEs, Guangzhou Lizhi and Guangzhou Huanliao. See “Risk Factors—Risks Related to Our Corporate Structure.” Guangzhou Lizhi and Guangzhou Huanliao and their respective subsidiaries hold our ICP License, Internet Culture Operation License, Radio and Television Program Production and Operating Permit, and other licenses or permits that are necessary for our business operations in the PRC.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters.

Notes:

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)

The shareholders of Guangzhou Lizhi and their relationship with our company are as follows: (i) Mr. Jinnan (Marco) Lai (84.81%), our founder, CEO and director, and the sole shareholder of VOICE WORLD Ltd, one of our shareholders; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer and director, and the sole shareholder of AI VOICE Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) ( ( )) (7.69%), 99.17% of whose interest is owned by Mr. Jinnan (Marco) Lai. Guangzhou Lizhi operates our Lizhi app.

(3)

The sole shareholder of Guangzhou Huanliao is Mr. Ning Ding, our co-founder, Chief Technology Officer and director. Guangzhou Huanliao currently focuses on the operations of Huanliao app, an audio-based social app recently launched by us.

(4)	Sugar Chat Inc. and SUGAR CHAT PTE. LTD. currently focus on our overseas business.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Currently, our business in China are operated primarily through our VIEs, Guangzhou Lizhi and Guangzhou Huanliao, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Regulation—Regulations Related to Foreign Investment.” We are a company incorporated in the Cayman Islands. Hongyi Technology and Guangzhou Tiya, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through our VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of King & Wood Mallesons, our PRC counsel:

•	the ownership structures of our VIEs, both currently and immediately after giving effect to this offering, do not and will not contravene any PRC laws or regulations currently in effect; and

•

the contractual arrangements among Hongyi Technology, Guangzhou Lizhi and their respective shareholders, as well as among Guangzhou Tiya, Guangzhou Huanliao and their respective shareholders governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the

PRC Foreign Investment Law, which will become effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi, and by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao.

Guangzhou Lizhi

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into in June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of our VIEs. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of our VIEs, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholder, remains outstanding under the VIE arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreements entered into in June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi exclusively granted Hongyi Technology or any party appointed by Hongyi Technology an irrevocable option to purchase all or part of the shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Hongyi Technology. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Lizhi held by the shareholder of Guangzhou Lizhi, or all irrevocable options to purchase such shares, have been transferred to Hongyi Technology or its designated person. Hongyi Technology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Hongyi Technology under this agreement. The existing share option agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into in June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax net profit of Guangzhou Lizhi, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technology consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technology consulting and service agreement on substantially similar terms in June 2017.

Operation Agreement

Pursuant to an operation agreement entered into in June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi agreed that, without written consent of Hongyi Technology or a party designated by it, Guangzhou Lizhi shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Hongyi Technology is also entitled to appoint directors and senior management of Guangzhou Lizhi and instruct Guangzhou Lizhi on matters pertinent to its daily operation, financial management. Guangzhou Lizhi is obligated to fully effectuate the appointment or instructions made by Hongyi Technology in methods consistent with applicable laws and articles of Guangzhou Lizhi. Hongyi Technology is entitled to terminate or extend the operation agreement at its discretion. The existing operating agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated operating agreement on substantially similar terms in June 2017 and June 2019, respectively.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Guangzhou Lizhi in June 20, 2019, such shareholders of Guangzhou Lizhi irrevocably appointed Hongyi Technology as their attorney-in-fact to act on their behalf on all shareholder matters of Guangzhou Lizhi and exercise all rights as shareholders of Guangzhou Lizhi. This power of attorney shall remain valid until the abovementioned operating agreement is terminated or Guangzhou Lizhi is dissolved, whichever is earlier. The existing series of power of attorney was initially entered into in March 2011 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in June 2017 and June 2019, respectively.

Guangzhou Huanliao

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into in May 20, 2019 by and between Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding pledged all of his equity interests in Guangzhou Huanliao to Guangzhou Tiya to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, Mr. Ning Ding, of their obligations under the contractual arrangement of our VIEs. If Guangzhou Huanliao or Mr. Ning Ding fails to perform their obligations under the contractual arrangement of our VIEs, Guangzhou Tiya will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholders, remains outstanding under the VIE arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreements entered into in May 20, 2019 by and between Guangzhou Huanliao, Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding exclusively granted Guangzhou Tiya or any party appointed by Guangzhou Tiya an irrevocable option to purchase all or part of the shares in Guangzhou Huanliao held by Mr. Ning Ding at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Guangzhou Tiya. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Huanliao held by then shareholders of Guangzhou Huanliao, or all irrevocable options to purchase such shares, have been transferred to Guangzhou Tiya or its designated person. Guangzhou Tiya is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Guangzhou Tiya under this agreement.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technology consulting and service agreement entered into in May 20, 2019 by and between Guangzhou Tiya and Guangzhou Huanliao, Guangzhou Huanliao agreed to appoint Guangzhou Tiya as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax net profit of Guangzhou Huanliao, for a term of ten years starting from the date thereof. Guangzhou Tiya is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion.

Operation Agreement

Pursuant to an operation agreement entered into in May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding agreed that, without written consent of Guangzhou Tiya or a party designated by it, Guangzhou Huanliao shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Guangzhou Tiya is also entitled to appoint directors and senior management of Guangzhou Huanliao and instruct Guangzhou Huanliao on matters relating to its daily operation, financial management. Guangzhou Huanliao is obligated to fully effectuate the appointment or instructions made by Guangzhou Tiya in methods consistent with applicable laws and articles of Guangzhou Huanliao. Guangzhou Tiya is entitled to terminate or extend the operation agreement at its discretion.

Power of Attorney

Pursuant to a series of power of attorney issued by Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao in May 20, 2019, Mr. Ning Ding irrevocably appointed Guangzhou Tiya as his attorney-in-fact to act on his behalf on all shareholder matters of Guangzhou Huanliao and exercise all rights as the sole shareholder of Guangzhou Huanliao. This power of attorney shall remain valid until the abovementioned operating agreement or Guangzhou Tiya is terminated or dissolved.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated cash flows data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods. The following selected consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018 and June 30, 2019 and selected consolidated cash flows data for the six months ended June 30, 2018 and 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Loss
Net revenues	453,529	798,561	116,146	367,418	486,607	70,882
Cost of revenues	(330,822)	(565,634)	(82,268)	(264,421)	(344,715)	(50,213)

Gross profit	122,707	232,927	33,878	102,997	141,892	20,669
Operating expenses:
Selling and marketing expenses	(206,795)	(135,014)	(19,637)	(68,651)	(121,435)	(17,689)
General and administrative expenses	(22,645)	(26,702)	(3,884)	(10,576)	(16,816)	(2,450)
Research and development expenses	(43,189)	(83,209)	(12,102)	(33,378)	(62,107)	(9,047)

Total operating expenses	(272,629)	(244,925)	(35,623)	(112,605)	(200,358)	(29,186)

Other (expenses)/income:
Interest (expenses)/income, net	(2,008)	221	32	64	179	27
Foreign exchange losses	(3,563)	(58)	(8)	(1,734)	(30)	(5)
Investment losses	—	(458)	(67)	—	—	—
Government grants	2,033	3,626	527	1,533	4,380	638
Others, net	(205)	(675)	(98)	(52)	(1,585)	(231)

Loss before income taxes	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)
Income tax expense	—	—	—	—	—	—

Net loss	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)

Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)	(67,683)	(205,290)	(29,904)

Net loss attributable to our Company’s ordinary shareholders	(444,940)	(225,527)	(32,802)	(77,480)	(260,812)	(37,992)

Net loss	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(876)	2,649	385	664	149	22

Total other comprehensive (loss)/income	(876)	2,649	385	664	149	22

Comprehensive loss	(154,541)	(6,693)	(974)	(9,133)	(55,373)	(8,066)
Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)	(67,683)	(205,290)	(29,904)

Comprehensive loss attributable to our Company’s ordinary shareholders	(445,816)	(222,878)	(32,417)	(76,816)	(260,663)	(37,970)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net loss attributable to our Company’s ordinary shareholders per share
Basic	(1.73)	(0.87)	(0.13)	(0.30)	(1.00)	(0.15)
Diluted	(1.73)	(0.87)	(0.13)	(0.30)	(1.00)	(0.15)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000
Diluted	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000

The following table presents our selected consolidated balance sheets data as of December 31, 2017 and 2018 and June 30, 2019.

	As of December 31,					As of June 30,
	2017	2018		2018		2019
	Actual	Actual		Pro forma(1) (Unaudited)		Actual		Pro forma(2) (Unaudited)
	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	206,509	205,604	29,904	205,604	29,904	161,541	23,531	161,541	23,531
Total current assets	231,056	218,013	31,709	218,013	31,709	176,609	25,726	176,609	25,726

Total non-current assets	11,491	18,646	2,712	18,646	2,712	26,297	3,832	26,297	3,832

Total assets	242,547	236,659	34,421	236,659	34,421	202,906	29,558	202,906	29,558

Accounts payable	52,454	76,715	11,158	76,715	11,158	61,710	8,989	61,710	8,989
Deferred revenue	5,878	10,668	1,552	10,668	1,552	11,933	1,738	11,933	1,738
Salary and welfare payable	24,317	39,521	5,748	39,521	5,748	42,979	6,261	42,979	6,261
Other tax payable	1,213	4,884	710	4,884	710	692	101	692	101
Accrued expenses and other current liabilities	71,147	24,026	3,494	24,026	3,494	60,120	8,758	60,120	8,758

Total current liabilities	155,009	155,814	22,662	155,814	22,662	177,434	25,847	177,434	25,847

Total liabilities	155,009	155,814	22,662	155,814	22,662	177,434	25,847	177,434	25,847

Total mezzanine equity	790,619	1,006,804	146,433	—	—	1,212,094	176,560	—	—
Total shareholders’ (deficit)/equity	(703,081)	(925,959)	(134,674)	80,845	11,759	(1,186,622)	(172,849)	25,472	3,711

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	242,547	236,659	34,421	236,659	34,421	202,906	29,558	202,906	29,558

Note:

(1)

The unaudited consolidated balance sheet data as of December 31, 2018 on a pro forma basis reflects the automatic conversion of all of our outstanding series A, B, C, C1, C1+, D and D1 preferred shares into 569,036,090 ordinary shares immediately prior to the completion of this offering.

(2)

The unaudited consolidated balance sheet data as of June 30, 2019 on a pro forma basis reflects the automatic conversion of all of our outstanding series A, B, C, C1, C1+, D and D1 preferred shares into 569,036,090 ordinary shares immediately prior to the completion of this offering.

The following table presents our selected consolidated cash flows data for the years ended December 31, 2017 and 2018 and for the six months ended June 30, 2018 and 2019.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(31,334)	13,962	2,031	(45,153)	(31,260)	(4,554)
Net cash used in investing activities	(13,195)	(17,375)	(2,528)	(10,689)	(12,859)	(1,873)
Net cash generated from financing activities	237,787	—	—	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(5,152)	2,508	365	(1,088)	56	8

Net increase/(decrease) in cash and cash equivalents	188,106	(905)	(132)	(56,930)	(44,063)	(6,419)

Cash and cash equivalents at the beginning of the period	18,403	206,509	30,036	206,509	205,604	29,950

Cash and cash equivalents at the end of the period	206,509	205,604	29,904	149,579	161,541	23,531

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest online UGC audio community in China as of June 30, 2019 according to iResearch. We are also the largest interactive audio entertainment platform and the second largest online audio platform in China in terms of average total MAUs for the six months ended June 30, 2019 according to the same source. We launched our Lizhi app in 2013 to allow users to create, store and share their own podcasts on mobile devices with the help of intuitive recording and reach their audience through various discovery tools. Since 2013, we have amassed extensive user-generated audio content, with approximately 13.4 million hours of podcasts as of June 30, 2019. Podcasts uploaded to our platform had been played over 5.4 billion times in the three months ended June 30, 2019. Through our extensive podcast library, we attract a growing and engaging user base, which presents attractive monetization opportunities.

With user interactions built into every podcast and live streaming, our users don’t just listen on our platform. We launched audio live streaming as our first audio entertainment product in 2016, making it possible for our users to enjoy a multi-dimensional, interactive audio experience. Through Lizhi, users can follow their favorite hosts and channels, become a host and create their own podcasts, perform in live streaming, and interact with others through various interactive features. Since our launch, we have also introduced a wide range of interactive audio products to drive user interactions, such as Friends Hall and Lizhi Party.

At current stage, we strategically offer most of our podcasts for free to attract a large user base. We primarily generate revenues through sales of virtual gifts to users in relation to audio entertainment. Through virtual gifting, our users are able to reward their favorite hosts to drive interactions and content creation in our audio community. This also allows us to attract more users and motivate more content creation. We will continue to seek to diversify monetization channels as our user and content base continues to grow.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online audio and entertainment industries, which include:

•	China’s overall economic growth;

•	Usage and penetration rate of mobile internet and mobile payment;

•	Users’ preferences and changes in market trends in China’s online audio and entertainment industries;

•	Growth and competitive landscape of China’s online audio market; and

•	Governmental policies and initiatives affecting China’s online audio and internet industries.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the online audio industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to expand user base and enhance user engagement

We rely on our engaged and growing user community to drive our net revenue growth. We ranked No. 1 among China’s interactive audio entertainment platforms and ranked No. 2 among China’s online audio platforms in terms of average total mobile MAUs in the second quarter of 2019. Our user base and level of user engagement in turn help us motivate hosts to produce high-quality content on our platform, which further stimulates user interactions and spending. Our ability to effectively expand our user base and increase user engagement will affect the growth of our business and our revenue going forward.

The following table sets forth our average total mobile MAUs and average monthly active hosts for each of the quarters indicated. We have generally achieved steady growth in the average total mobile MAUs and average monthly active hosts during these periods.

	For the Three Months Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019
	(in thousands)
Average Total Mobile MAUs	27,093	25,263	28,466	30,964	33,777	36,776	38,767	40,747	43,451
Average Monthly Active Hosts	3,855	3,741	4,107	4,391	4,926	5,081	5,276	5,369	5,532

Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to cultivate and retain high-quality hosts, our ability to continuously produce quality content, our ability to maintain our pivotal position in the growing online audio industry in China, and our ability to continually improve our users’ entertainment experience through technological innovation. Also, the growth of our user base could be largely influenced by the restrictive and regulatory measures that the PRC government authority may impose on the industry we operate in. See “Risk Factors—Risks Related to Our Business and Industry—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

Our ability to cultivate and retain hosts and to enrich our content

Hosts are critical to expanding our user base and enhancing user engagement. As June 30, 2018 and 2019, we had approximately 18.3 million and 23.9 million hosts on our Lizhi app, respectively. In the second quarter of 2019, we had approximately 5.5 million average monthly active hosts on Lizhi app, as compared to approximately 4.9 million in the same period in 2018. We will continue to attract, nurture and promote our hosts through our comprehensive host development system and increase our hosts’ stickiness to and reliance on our platform.

The high-quality content generated by our hosts attracts more users to our platform, increases their level of engagement and in turn drives the growth of our net revenue. The monthly average number of podcasts uploaded to Lizhi app increased from approximately 4.7 million in the second quarter of 2018 to approximately 5.3 million in the same period in 2019. Our ability to cultivate and retain hosts and drive content creation depends on, among other things, our brand awareness, the size and engagement of our user base, our audio technologies, and monetization opportunities available on our platform.

Our ability to maximize monetization potential

At current stage, we strategically offer most of our podcasts for free to create an engaging audio community, which is essential in expanding our user base and providing strong monetization potential through audio entertainment. We currently generate substantially all of our net revenues through virtual gift sales to users of our audio entertainment products, with a small portion of net revenues generated from podcast, advertising and others.

Our virtual gift sales are primarily driven by the number of paying users. We have experienced significant growth in the number of paying users as a result of our innovative product offering and diversification of virtual gifting scenarios. We intend to attract and train more popular hosts, provide more high-quality content, expand user paying scenarios on our platform, and enhance interactions between hosts and audience. For example, we launched new interactive audio products such as Friends Hall and Lizhi Party, which have achieved initial monetization success.

The following table sets forth the number of our average audio entertainment mobile MAUs, average audio entertainment paying users and audio entertainment paying ratio for each of the quarters indicated. Our average audio entertainment mobile MAUs, average audio entertainment paying users and audio entertainment paying ratio have generally increased during such periods. In addition, the total paying ratio on our Lizhi app increased from 0.4% in the second quarter of 2017 to 0.7% in the second quarter of 2019. We attribute our success in cultivating our users’ willingness to pay to our ability to offer compelling audio content and interactive audio products that drive user engagement and spending.

	For the Three Months Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019
	(in thousands, except for audio entertainment paying ratio)
Average Audio Entertainment Mobile MAUs	3,274	3,141	3,301	3,517	3,767	4,151	4,536	4,767	5,317
Average Audio Entertainment Paying Users	95.9	150.0	180.5	202.4	222.7	246.1	253.1	280.6	306.1
Audio Entertainment Paying Ratio	2.9%	4.8%	5.5%	5.8%	5.9%	5.9%	5.6%	5.9%	5.8%

We will continue to strengthen and expand our innovative audio entertainment product offerings to drive paying ratio and diversify our monetization channels. Leveraging our large user base, we are also looking to monetize our podcast services and introducing new models such as revenue sharing podcasts.

In June 2019, CAC notified Apple’s and Android’s App Stores to suspend the downloading services of our Lizhi app along with a number of other online audio platforms for a period of 30 days starting from June 28, 2019. As of the date of this prospectus, CAC has lifted the suspension on downloading services of our Lizhi app. Our Lizhi app is currently available for download in all major app stores, including Android’s and Apple’s App Stores. Due to such temporary suspension, the number of our paying users and paying ratio may fluctuate in the remaining periods of 2019. See “Risk Factors—Risks Related to Our Business and Industry—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

Our ability to further improve cost efficiency and economies of scale

We have made substantial investments in our technology, products, content and team. Our costs and expenses consist primarily of revenue sharing fees in relation to arrangements with our hosts. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We believe our platform has achieved strong operating leverage and economies of scale as a result of our engaged user base and extensive content library. Our user-generated content library makes our business more cost-effective compared to competitors focused on acquiring costly professional-generated content. Our large podcast user base and their loyalty to hosts serve as an organic funnel to direct traffic from our podcasts to our audio entertainment, thereby lowering our user acquisition costs.

Our ability to achieve greater cost efficiency and economies of scale also depends on our ability to efficiently manage and control our costs and expenses. We plan to upgrade our technological capabilities and infrastructure to support the growth of our business. We expect the adoption of advanced streaming and AI technologies to improve our operational efficiency, which, together with our strong business growth, will enable us to benefit further from economies of scale.

Key Components of Results of Operations

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	453,529	798,561	116,146	367,418	486,607	70,882
Cost of revenues	(330,822)	(565,634)	(82,268)	(264,421)	(344,715)	(50,213)

Gross profit	122,707	232,927	33,878	102,997	141,892	20,669
Operating expenses:
Selling and marketing expenses	(206,795)	(135,014)	(19,637)	(68,651)	(121,435)	(17,689)
General and administrative expenses	(22,645)	(26,702)	(3,884)	(10,576)	(16,816)	(2,450)
Research and development expenses	(43,189)	(83,209)	(12,102)	(33,378)	(62,107)	(9,047)

Total operating expenses	(272,629)	(244,925)	(35,623)	(112,605)	(200,358)	(29,186)

Other (expenses)/income:
Interest (expenses)/income, net	(2,008)	221	32	64	179	27
Foreign exchange losses	(3,563)	(58)	(8)	(1,734)	(30)	(5)
Investment losses	—	(458)	(67)	—	—	—
Government grants	2,033	3,626	527	1,533	4,380	638
Others, net	(205)	(675)	(98)	(52)	(1,585)	(231)

Loss before income taxes	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)
Income tax expense	—	—	—	—	—	—

Net loss	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)

Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)	(67,683)	(205,290)	(29,904)

Net loss attributable to our Company’s ordinary shareholders	(444,940)	(225,527)	(32,802)	(77,480)	(260,812)	(37,992)

Net loss	(153,665)	(9,342)	(1,359)	(9,797)	(55,522)	(8,088)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(876)	2,649	385	664	149	22

Total other comprehensive (loss)/income	(876)	2,649	385	664	149	22

Comprehensive loss	(154,541)	(6,693)	(974)	(9,133)	(55,373)	(8,066)
Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)	(67,683)	(205,290)	(29,904)

Comprehensive loss attributable to our Company’s ordinary shareholders	(445,816)	(222,878)	(32,417)	(76,816)	(260,663)	(37,970)

Net loss attributable to our Company’s ordinary shareholders per share
Basic	(1.73)	(0.87)	(0.13)	(0.30)	(1.00)	(0.15)
Diluted	(1.73)	(0.87)	(0.13)	(0.30)	(1.00)	(0.15)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000
Diluted	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000	260,000,000

Net Revenues

We generate net revenues through (i) sales of virtual gifts to users in relation to audio entertainment, and (ii) podcast, advertising and others.

The following table sets forth sources of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Audio entertainment	436,109	96.2	785,101	114,188	98.3	358,036	97.4	482,385	70,267	99.1
Podcast, advertising and others	17,420	3.8	13,460	1,958	1.7	9,382	2.6	4,222	615	0.9
Total	453,529	100.0	798,561	116,146	100.0	367,418	100.0	486,607	70,882	100.0

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees, (ii) salary and welfare benefits, (iii) payment handling costs, (iv) bandwidth costs, and (v) others. The table below sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Revenue sharing fees	299,168	90.5	527,128	76,668	93.2	242,983	91.8	320,710	46,717	93.1
Salary and welfare benefits	8,373	2.5	11,750	1,709	2.1	5,325	2.0	10,792	1,572	3.1
Payment handling costs	6,991	2.1	7,219	1,050	1.3	3,583	1.4	7,034	1,025	2.0
Bandwidth costs	2,303	0.7	3,490	508	0.6	1,503	0.6	2,024	295	0.6
Others	13,987	4.2	16,047	2,334	2.8	11,027	4.2	4,155	604	1.2
Total	330,822	100.0	565,634	82,268	100.0	264,421	100.0	344,715	50,213	100.0

Revenue sharing fees. Our revenue sharing fees represent our payment to hosts or guilds based on a percentage of revenue from sales of virtual items and certain performance based incentives. We expect the revenue sharing fees to increase in absolute amount as we further expand our content offerings. We expect the percentage of revenue sharing fees of total net revenues to decline in the long term as we continue to benefit from economies of scale.

Salary and welfare benefits. Salary and welfare benefits represent payroll-related expenses incurred for our employees involved in the operations of our platform and products. We expect our salary and welfare benefits to continue to increase in absolute amount in parallel with our business growth.

Payment handling costs. Payment handling costs represent fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies. We expect our payment handling costs to continue to increase in absolute amount in parallel with our business growth.

Bandwidth costs. Bandwidth costs is fees that we pay to telecommunication service providers for bandwidth and content delivery-related services. We expect our bandwidth costs to continue to increase in absolute amount in parallel with our business growth.

Others. Other costs of revenues include other taxes and surcharges, advertising production cost, depreciation and amortization and other costs.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses; (ii) research and development expenses; and (iii) general and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	206,795	75.9	135,014	19,637	55.1	68,651	61.0	121,435	17,689	60.6
Research and development expenses	43,189	15.8	83,209	12,102	34.0	33,378	29.6	62,107	9,047	31.0
General and administrative expenses	22,645	8.3	26,702	3,884	10.9	10,576	9.4	16,816	2,450	8.4
Total	272,629	100.0	244,925	35,623	100.0	112,605	100.0	200,358	29,186	100.0

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) advertising and promotional expenses, including traffic promotion and brand marketing; and (ii) salaries and welfare benefits to our sales and marketing personnel. We expect our selling and marketing expenses to grow in absolute amount as we expand our operations in new territories and continue to reinforce our brand value.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and welfare benefits of our research and development staff and bandwidth costs relating to research and development activities associated with upgrading our platform. We expect our research and development expenses to continue to grow in absolute amount in parallel with our business growth as we continue to upgrade our audio and AI technologies.

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) salaries and welfare benefits of our general and administrative staff; (ii) professional service fees and (iii) other expenses such as leases and depreciation and amortization. We expect our general and administrative expenses to grow in absolute amount as we grow our business.

Other Expenses/Income

Our other expenses/income consist mainly of (i) foreign exchange losses; (ii) interest expenses of our convertible loans that were converted in 2017; (iii) government grants we received; and (iv) others primarily including litigation gains/losses and bank fees.

Other Comprehensive Income/Loss

Our other comprehensive income/loss mainly consists of foreign currency translation adjustments. Foreign currency translation adjustments are reported as a cumulative translation adjustments. A cumulative translation adjustment is resulted from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Net revenues. Our net revenues increased by 32.4% from RMB367.4 million for the six months ended June 30, 2018 to RMB486.6 million (US$70.9 million) for the six months ended June 30, 2019, mainly attributable to increase in virtual gift sales in relation to our audio entertainment products.

Audio entertainment. Our net revenues generated from audio entertainment increased by 34.7% from RMB358.0 million for the six months ended June 30, 2018 to RMB482.4 million (US$70.3 million) for the six months ended June 30, 2019. Such increase in our net revenues from audio entertainment was mainly driven by the increase in the number of audio entertainment paying users from approximately 222,700 in the second quarter of 2018 to approximately 306,100 in the same period in 2019, and their spending on our interactive audio products during such periods. The increasing popularity of our interactive audio products such as Friends Hall resulted in the increase in the number of audio entertainment paying users.

Podcast, advertising and others. Our net revenue generated from podcast, advertising and others decreased by 55.0% from RMB9.4 million for the six months ended June 30, 2018 to RMB4.2 million (US$0.6 million) for the six months ended June 30, 2019, mainly due to a decrease in our advertising revenue as a result of our strategic focus on strengthening and expanding our audio entertainment business in 2019.

Cost of revenues. Our cost of revenues increased by 30.4% from RMB264.4 million for the six months ended June 30, 2018 to RMB344.7 million (US$50.2 million) for the six months ended June 30, 2019, primarily due to continuous growth of our business which required higher revenue sharing fees, better bandwidth support and higher headcount and labor costs.

Revenue sharing fees. Our revenue sharing fees increased by 32.0% from RMB243.0 million for the six months ended June 30, 2018 to RMB320.7 million (US$46.7 million) for the six months ended June 30, 2019, primarily due to an increase in the profit sharing fees with hosts and guilds for the six months ended June 30, 2019 as compared with the same period of 2018, which was generally in line with the growth of our audio entertainment business.

Salary and welfare benefits. Our salary and welfare benefits increased by 102.7% from RMB5.3 million for the six months ended June 30, 2018 to RMB10.8 million (US$1.6 million) for the six months ended June 30, 2019, primarily due to an increase in the number of the employees in relation to the expansion of our operations during the six months ended June 30, 2019.

Payment handling costs. Our payment handling costs increased by 96.3% from RMB3.6 million for the six months ended June 30, 2018 to RMB7.0 million (US$1.0 million) for the six months ended June 30, 2019, primarily due to an increase in the commissions to the third-party payment channels for the six months ended June 30, 2019.

Bandwidth costs. Our bandwidth costs increased by 34.7% from RMB1.5 million for the six months ended June 30, 2018 to RMB2.0 million (US$0.3 million) for the six months ended June 30, 2019, primarily as a result of an increase in our active users and our business growth for the six months ended June 30, 2019.

Others. Our other cost of revenues decreased by 62.3% from RMB11.0 million for the six months ended June 30, 2018 to RMB4.2 million (US$0.6 million) for the six months ended June 30, 2019, primarily due to decreases in other taxes and surcharges, advertising production costs, and depreciation and amortization.

Gross profit and gross profit margin. As a result of the foregoing, our gross profit increased by 37.8% from RMB103.0 million for the six months ended June 30, 2018 to RMB141.9 million (US$20.7 million) for the six months ended June 30, 2019. Our gross profit margin improved from 28.0% to 29.2% during the same periods.

Total operating expenses. Our total operating expenses increased by 77.9% from RMB112.6 million for the six months ended June 30, 2018 to RMB200.4 million (US$29.2 million) for the six months ended June 30, 2019.

Selling and marketing expenses. Our selling and marketing expenses increased by 76.9% from RMB68.7 million for the six months ended June 30, 2018 to RMB121.4 million (US$17.7 million) for the six months ended June 30, 2019. This increase was primarily attributable to an increase in our selling and marketing activities to promote our podcast and interactive audio products during the six months ended June 30, 2019.

Research and development expenses. Our research and development expenses increased by 86.1% from RMB33.4 million for the six months ended June 30, 2018 to RMB62.1 million (US$9.0 million) for the six months ended June 30, 2019. The increase was primarily due to expansion of our research and development team, particularly our AI development team, in support of our podcasts and audio entertainment businesses as well as our overseas operations for the six months ended June 30, 2019.

General and administrative expenses. Our general and administrative expenses increased by 59.0% from RMB10.6 million for the six months ended June 30, 2018 to RMB16.8 million (US$2.5 million) for the six months ended June 30, 2019. This increase was primarily attributable to an increase in the number of our administrative staff for the six months ended June 30, 2019.

Interest income, net. We recorded interest income of RMB0.1 million for the six months ended June 30, 2018 and RMB0.2 million (US$0.03 million) for the six months ended June 30, 2019, respectively.

Foreign exchange losses. Our foreign exchange losses decreased by 98.3% from RMB1.7 million for the six months ended June 30, 2018 to RMB0.03 million (US$0.005 million) for the six months ended June 30, 2019. The decrease is mainly relating to fluctuation in currency exchange rate for the six months ended June 30, 2019.

Government grants. Our government grants increased by 185.7% from RMB1.5 million for the six months ended June 30, 2018 to RMB4.4 million (US$0.6 million) for the six months ended June 30, 2019. The increase is mainly relating to the increases in the subsidies granted by local governments to us and tax refund for the six months ended June 30, 2019.

Loss before income taxes. As a result of the foregoing, our loss before income taxes increased from RMB9.8 million for the six months ended June 30, 2018 to RMB55.5 million (US$8.1 million) for the six months ended June 30, 2019.

Income tax expense. We had zero income tax expense during the six months ended June 30, 2019 and 2018 due to our cumulative net loss and the resulting tax loss carried forward.

Net loss. As a result of foregoing, our net loss increased from RMB9.8 million for the six months ended June 30, 2018 to RMB55.5 million (US$8.1 million) for the six months ended June 30, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues. Our net revenues increased by 76.1% from RMB453.5 million in 2017 to RMB798.6 million (US$116.1 million) in 2018, mainly attributable to increase in virtual gift sales in relation to our audio entertainment products.

Audio entertainment. Our net revenues generated from audio entertainment increased by 80.0% from RMB436.1 million in 2017 to RMB785.1 million (US$114.2 million) in 2018. Such increase in our net revenues from audio entertainment was mainly driven by the increase in the number of audio entertainment paying users during such periods. The increase in the number of audio entertainment paying users was in turn mainly driven by the increasing popularity of our interactive audio products such as Friends Hall since their recent launches.

Podcast, advertising and others. Our net revenue generated from podcast, advertising and others decreased by 22.7% from RMB17.4 million in 2017 to RMB13.5 million (US$2.0 million) in 2018, mainly because we further strengthened and expanded our audio entertainment business since late 2017.

Cost of revenues. Our cost of revenues increased by 71.0% from RMB330.8 million in 2017 to RMB565.6 million (US$82.3 million) in 2018, primarily due to continuous growth of our business which required higher revenue sharing fees, better bandwidth support and higher headcount and labor costs.

Revenue sharing fees. Our revenue sharing fees increased by 76.2% from RMB299.2 million in 2017 to RMB527.1 million (US$76.7 million) in 2018, primarily due to an increase in the profit sharing fees with hosts and guilds in 2018 as compared with 2017 as a result of the growth of our audio entertainment business.

Salary and welfare benefits. Our Salary and welfare benefits increased by 40.3% from RMB8.4 million in 2017 to RMB11.8 million (US$1.7 million) in 2018, primarily due to an increase in the number of our operational employees in line with the growth of our business operations in 2018.

Payment handling costs. Our payment handling costs increased by 3.3% from RMB7.0 million in 2017 to RMB7.2 million (US$1.0 million) in 2018, primarily due to an increase in the commissions to the third-party payment channels in 2018.

Bandwidth costs. Our bandwidth costs increased by 51.5% from RMB2.3 million in 2017 to RMB3.5 million (US$0.5 million) in 2018, primarily as a result of an increase in our active users and our business growth in 2018.

Others. Our other cost of revenues increased by 14.7% from RMB14.0 million in 2017 to RMB16.0 million (US$2.3 million) in 2018, primarily due to an increase in other taxes and surcharges, partially offset by decreases in advertising production costs, and depreciation and amortization.

Gross profit and gross profit margin. As a result of the foregoing, our gross profit increased by 89.8% from RMB122.7 million in 2017 to RMB232.9 million (US$33.9 million) in 2018. Our gross profit margin improved from 27.1% to 29.2% during the same periods.

Total operating expenses. Our total operating expenses decreased by 10.2% from RMB272.6 million in 2017 to RMB244.9 million (US$35.6 million) in 2018.

Selling and marketing expenses. Our selling and marketing expenses decreased by 34.7% from RMB206.8 million in 2017 to RMB135.0 million (US$19.6 million) in 2018. This decrease was primarily attributable to discretionary expenses in an amount of RMB82.8 million associated with a variety of online and offline marketing and promoting activities to promote our corporate image and mobile app in 2017.

Research and development expenses. Our research and development expenses increased by 92.7% from RMB43.2 million in 2017 to RMB83.2 million (US$12.1 million) in 2018. The increase was primarily due to our enhanced research and development activities in 2018, such as increase in research and development personnel from 157 to 282, investment in bandwidth upgrading and infrastructure server depreciation.

General and administrative expenses. Our general and administrative expenses increased by 17.9% from RMB22.6 million in 2017 to RMB26.7 million (US$3.9 million) in 2018. This increase was primarily attributable to an increase in the number of our administrative staff in 2018.

Interest (expenses)/income, net. We recorded interest expenses of RMB2.0 million in 2017 and interest income of RMB0.2 million (US$0.03 million) in 2018, respectively. The change in interest (expenses)/income, net was mainly due to the decrease of interest expenses on convertible loans incurred in 2017, which have been fully converted.

Foreign exchange losses. Our foreign exchange losses decreased by 98.4% from RMB3.6 million in 2017 to RMB0.06 million (US$0.008 million) in 2018. The decrease is mainly relating to fluctuation in currency exchange rate in 2018.

Government grants. Our government grants increased by 78.4% from RMB2.0 million in 2017 to RMB3.6 million (US$0.5 million) in 2018. The increase is mainly relating to an increase in the subsidies granted by local governments to us as a high-tech enterprise in 2018.

Loss before income taxes. As a result of the foregoing, our loss before income taxes decreased from RMB153.7 million in 2017 to RMB9.3 million (US$1.4 million) in 2018.

Income tax expense. We had zero income tax expense in 2017 and 2018 due to our cumulative net loss and the resulting tax loss carried forward.

Net loss. As a result of foregoing, our net loss decreased from RMB153.7 million in 2017 to RMB9.3 million (US$1.4 million) in 2018.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends by us to respective shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are exempted from income tax on their foreign-derived incomes in the British Virgin Islands. There are no withholding taxes in the British Virgin Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

PRC

Generally, our subsidiaries and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Guangzhou Lizhi obtained High and New Technology Enterprise, or HNTE, status from November 9, 2017 to November 8, 2020. It enjoyed a preferential tax rate of 15% in enterprise income tax to the extent it has taxable income under the PRC Enterprise Income Tax Law. It will enjoy the 15% preferential tax rate as long as it re-applies for HNTE status every three years and meet the HNTE criteria during this three-year period. If Guangzhou Lizhi fails to meet the criteria for qualification as an HNTE in any year, (i) the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) it will need to re-apply for HNTE status.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entities satisfy all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the preferential rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

We are subject to value-added tax, or VAT, at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel, including personnel with appropriate knowledge of U.S. GAAP and SEC financing reporting requirements. The lack of such personnel impacts our ability to timely and completely address complex U.S. GAAP accounting matters, carry out period-end financial reporting control and procedures, and prepare our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018. To remedy this material weakness, we have begun to, and will continue to, (1) hire additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and strengthen period-end financial reporting controls and procedures; (2) establish an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements; (3) assign clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; (4) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, assess generally where overall internal controls over financial reporting can be improved and assist us to implement improvements where necessary. We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies, Judgments and Estimates

Principles of Consolidation

The consolidated financial statements include the financial statements of us, our subsidiaries, VIEs and subsidiaries of VIEs for which we are the primary beneficiary.

Subsidiaries are those entities in which we, directly or indirectly, control more than one half of the voting power, have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

All transactions and balances among us, our subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

Use of estimates

The preparation of our consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, assessment of whether we act as a principal or an agent in different revenue streams, assessment of user relationship period for podcast business, assessment for the impairment of long-lived assets, valuation allowance of deferred tax assets, determination of the fair value of ordinary shares, preferred shares, and valuation and recognition of share-based compensation expenses.

Revenue recognition

Our net revenues comprise of audio entertainment revenue and podcast, advertising and other revenue.

We adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

Audio entertainment revenue

We are principally engaged in operating our own interactive audio entertainment platform, which enable hosts and users to interact with each other in audio live streaming and other interactive audio products. Audio entertainment revenue is generated from sales of virtual items to our users. We have a recharge system for users to purchase our virtual currency which can be used to purchase virtual items. Users can recharge via bank transfer and various online third-party payment platforms, including AliPay, WeChat Pay and other payment platforms. Virtual currency is non-refundable and without expiry. The virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

Hosts engage in audio live streaming performance on our platform. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with hosts and their respective guilds in accordance with their audio entertainment live streaming service agreements.

We evaluate and determine that we are the principal and view users to be our customers. We report audio entertainment revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to hosts and their respective guilds are recorded as cost of revenues. Where we are the principal, we control the virtual items before they are transferred to users. Its control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to users and having a level of discretion in establishing pricing. We design, create and offer various virtual items for sale to users with pre-determined stand-alone selling prices. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time such as a virtual special symbol that can be purchased and displayed on the users’ profile over a fixed period of time; users can purchase consumable or time-based items and present these virtual items to hosts to show support for their favorite hosts or purchase time-based virtual items that enhance the users’ personal profile.

Revenue related to each consumable item is a single performance obligation provided on a consumption basis, and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2017 and 2018 and the six months ended June 30, 2019, the weighted average contract period for the time-based virtual items purchased were 7 days, 33 days and 93 days, respectively. We do not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

Podcast revenue

We provide users with certain subscription services which entitle paying subscribers to listen to specific podcast content on the platform. The subscription fee is time-based and is collected upfront from subscribers.

The receipt of subscription fee is initially recorded as deferred revenue. We satisfy our performance obligation by providing services throughout the estimated user relationship period as the subscription period is generally perpetual. Revenue is recognized ratably over the estimated average user relationship period. The estimated average user relationship period is based on data collected from those paying subscribers who have subscribed to a specific podcast content. We estimate the user relationship period for a podcast content to be from the date a paying subscriber subscribes to it through the date which we estimate to be for the last time the paying subscriber listens to the content. The determination of the estimated average user relationship period is based on our best estimate that takes into account all known and relevant information at the time of assessment. We assess the estimated average user relationship period on a regular basis. Any adjustments arising from changes in the estimated average user relationship period as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

The podcast content are licensed by hosts to us. We record revenue on a gross basis as (i) we are the primary obligor in the arrangement; and (ii) we have latitude in establishing the selling price.

Contract liabilities

Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services:

	January 1, 2017	December 31, 2017	December 31, 2018	June 30, 2019
Deferred revenue	1,056	5,878	10,668	11,933

During the years ended December 31, 2017 and 2018, the six months ended June 30, 2018 and 2019, we recognized revenue amounted to 1,032 and 5,171, 4,936 and 7,034 respectively that was included in the corresponding opening deferred revenue balance at January 1, 2017, December 31, 2017 and December 31, 2018.

During the years ended December 31, 2017 and 2018, the six months ended June 30, 2018 and 2019, we did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.

Advertising revenue

We generate advertisement revenues from rendering of various forms of advertisement services by way of advertisement display on the audio entertainment live streaming platform. Advertisements on our platform are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. We provide sales incentives in the forms of discounts and rebates to advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the agencies. Sales incentives are recorded at the time of revenue recognition based on the contracted rebate rates and contract amount.

The accounts receivable arises primarily from our advertising customers.

	January 1, 2017	December 31, 2017	December 31, 2018	June 30, 2019
Accounts receivable	9,059	12,672	6,485	3,769

Please see Note 3 of consolidated financial statements and unaudited interim condensed consolidated financial statements for additional information.

There were no material contract assets as of December 31, 2017, December 31, 2018 and June 30, 2019.

Practical Expedients

We have used the following practical expedients as allowed under ASC Topic 606:

(i)

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of our contracts have an original expected duration of one year or less.

(ii)

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. We have determined that our contracts generally do not include a significant financing component.

(iii)	Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

Share-based compensation

Share-based compensation expenses arise out of share-based awards, including share options and restricted shares granted under our share incentive plans. We recognize our share-based compensation following ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when we are estimating the quantity of awards that will vest. Compensation expenses will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. We recognize compensation expenses for awards with performance conditions if and when we conclude that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period. We reassess the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expenses based on its probability assessment, unless on certain situations, we may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

2019 Share Incentive Plan share-based compensation

In September 2018, Lizhi BVI adopted the 2018 Share Incentive Plan, or the 2018 BVI Plan. Under the 2018 BVI Plan, Lizhi BVI granted 27,765,900 options and restricted shares to its certain management members, employees and a consultant corresponding to 27,765,900 ordinary shares.

We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan. The 2019 Share Incentive Plan replaced the 2018 BVI Plan in its entirety and granted 38,194,330 options and restricted shares to certain management members, employees and consultant corresponding to 38,194,330 of our ordinary shares (the “2019 Replacement”). There are no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement. Thus the 2019 Replacement was not considered a modification of share based awards. The granted and outstanding awards under the 2018 BVI Plan have since been terminated. For key terms of the 2019 Share Incentive Plan, see “Management—Share Incentive Plan.”

The following table sets forth the fair value of our ordinary shares underlying the options and restricted shares granted pursuant to the 2018 BVI Plan and the 2019 Share Incentive Plan estimated at different times with the assistance from an independent valuation firm:

Date of Valuation	Options Granted	Exercise Price		Fair Value of Options		Restricted Shares Granted	Fair Value of Restricted Shares		Fair Value of Ordinary Shares		Discount Rate
September 30, 2018	13,265,900	US$	0.0001	US$	0.2111	14,500,000	US$	0.2107	US$	0.2107	19%
April 15, 2019	—		—		—	10,428,430	US$	0.2596	US$	0.2596	19%

We use binomial option pricing model to determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

2018
Expected volatility	56.38%
Weighted average volatility	56.38%
Expected dividends yield	—
Risk-free rate	3.05%
Contractual terms (in years)	10
Enterprise value per ordinary share	US$0.21

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. government bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and U.S.

For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of stock-based compensation we recognize in our consolidated financial statements. Since we did not have a trading history for our shares sufficient to calculate our own historical volatility, the expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business.

Fair value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of financial forecast at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The other major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the live broadcasting and audio entertainment business were selected for reference as our guideline companies.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event, for instance an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value is and thus the higher the implied DLOM is.

The lower DLOM is used for the valuation, the higher the determined fair value of the ordinary shares becomes. DLOM remained in the range of 22% to 9% in the period from December 31, 2016 to June 30, 2019.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The fair value of our ordinary shares increased from US$0.037 per share as of December 31, 2016 to US$0.158 per share as of December 31, 2017, which was primarily due to the organic growth of our business and the continuous improvement in our financial performance. The fair value of our ordinary shares increased from US$0.158 per share as of December 31, 2017 to US$0.227 per share as of December 31, 2018, which was primarily due to (i) the organic growth of our business; (ii) the continuous improvement in our financial performance; and (iii) the decrease in the discount rate of the marketability of our shares. The fair value of our ordinary shares increased from US$0.227 per share as of December 31, 2018 to US$0.292 per share as of June 30, 2019, which was primarily due to (i) the organic growth of our business; (ii) the continuous improvement in our financial performance; and (iii) the decrease in the discount rate of the marketability of our shares.

Once a public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options and restricted shares.

Recently issued accounting pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(cc) to our consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Cash flows and working capital

Prior to this offering, our principal sources of liquidity have been funding received from private placements of convertible redeemable preferred shares. As of June 30, 2019, we had RMB161.5 million (US$23.5 million) in cash and cash equivalents. Our cash and cash equivalents mainly represent cash on hand, which are deposited with large reputable banks in China, and constitute highly liquid investments that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We believe that our current cash and cash equivalents, together with our cash generated from operating activities and financing activities will be sufficient to meet our present anticipated working capital requirements and capital expenditures.

If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business and prospects may suffer.

The following table presents the summary of our consolidated cash flows data for the years ended December 31, 2017 and 2018 and for the six months ended June 30, 2018 and 2019.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(31,334)	13,962	2,031	(45,153)	(31,260)	(4,554)
Net cash used in investing activities	(13,195)	(17,375)	(2,528)	(10,689)	(12,859)	(1,873)
Net cash generated from financing activities	237,787	—	—	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(5,152)	2,508	365	(1,088)	56	8

Net increase/(decrease)in cash and cash equivalents	188,106	(905)	(132)	(56,930)	(44,063)	(6,419)

Cash and cash equivalents at the beginning of the period	18,403	206,509	30,036	206,509	205,604	29,950

Cash and cash equivalents at the end of the period	206,509	205,604	29,904	149,579	161,541	23,531

Operating activities

Net cash used in operating activities was RMB31.3 million (US$4.6 million) for the six months ended June 30, 2019. The difference between our net cash used in operating activities and our net loss of RMB55.5 million (US$8.1 million) was due to (i) an increase in accrued expenses and other current liabilities of RMB36.2 million (US$5.3 million), (ii) depreciation of property, equipment and leasehold improvement of RMB4.3 million (US$0.6 million), (iii) an increase in salary and welfare payable of RMB3.5 million (US$0.5 million), and (iv) a decrease in accounts receivable of RMB2.7 million (US$0.4 million), partially offset by a decrease in accounts payable of RMB15.0 million (US$2.2 million), an increase in prepayments and other current assets of RMB5.4 million (US$0.8 million) and a decrease in other tax payable of RMB4.2 million (US$0.6 million). The increase in accrued expenses and other current liabilities was primarily attributable to an increase in our advertising and promotional expenses in line with our business growth. The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The depreciation of property, equipment and leasehold improvement was non-cash in nature and was adjusted in the presentation of our net cash flow from operating activities based on indirect method. The increase in the depreciation of property, equipment and leasehold improvement is likely to continue as a result of our continued growth. The decrease in accounts receivable was primarily attributable to our strategic focus on audio entertainment business.

Net cash generated from operating activities was RMB14.0 million (US$2.0 million) in 2018. The difference between our net cash generated from operating activities and our net loss of RMB9.3 million (US$1.4 million) was due to (i) an increase in salary and welfare payable of RMB15.2 million (US$2.2 million), (ii) a decrease in prepayments and other current assets of RMB6.0 million (US$0.9 million), (iii) a decrease in accounts receivable of RMB6.2 million (US$0.9 million), (iv) depreciation of property, equipment and leasehold improvement of RMB5.8 million (US$0.8 million) and (v) a decrease in accrued expenses and other current liabilities of RMB47.0 million (US$6.8 million), partially offset by an increase in accounts payable of RMB24.3 million (US$3.5 million). The increases in salary and welfare payable and accounts payable are attributable to our business growth which requires and is likely to continue to require (i) more revenue sharing fees payable to hosts and guilds, (ii) higher bandwidth and facilities cost, and (iii) higher labor cost. The increase in deferred revenue is likely to continue as a result of the growth in unconsumed virtual currency in parallel with the growth of our business. The depreciation of property, equipment and leasehold improvement, amortization of intangible assets were all non-cash in nature and were adjusted in the presentation of our net cash flow from operating activities based on indirect method. The increase in the depreciation of property, equipment and leasehold improvement and amortization of intangible assets is likely to continue as a result of our continued growth. The foreign exchange loss was mainly due to certain assets of our PRC entities denominated in U.S. dollar.

Net cash used in operating activities was RMB31.3 million in 2017. The difference between our net cash used in operating activities and our net loss of RMB153.7 million was due to (i) an increase in accounts payable of RMB41.0 million, (ii) an increase of accrued expenses and other current liabilities of RMB66.2 million, (iii) an increase of salaries and welfare payable of RMB12.4 million, partially offset by an increase in prepayments and other current assets of RMB8.6 million. The increases in accounts payable, accrued expenses and other current liabilities and salaries and welfare payable are attributable to our business growth which requires higher bandwidth and facilities cost, more payables to our suppliers and higher headcounts. The increase in prepayments and other current assets is likely to continue as a result of our continued efforts to provide high-quality content by securing top hosts.

Investing activities

Net cash used in investing activities was RMB12.9 million (US$1.9 million) for the six months ended June 30, 2019 primarily due to purchase of property, equipment and leasehold improvement of RMB11.6 million (US$1.7 million).

Net cash used in investing activities was RMB17.4 million (US$2.5 million) in 2018 primarily due to purchase of property, equipment and leasehold improvement of RMB14.2 million (US$2.1 million).

Net cash used in investing activities was RMB13.2 million in 2017 primarily due to purchase of property, equipment and leasehold improvement of RMB7.9 million.

Financing activities

Net cash generated from financing activities was zero in 2018 and for the six months ended June 30, 2019 as we did not have any financing activities in 2018 or for the six months ended June 30, 2019.

Net cash generated from financing activities was RMB237.8 million in 2017 primarily due to our completion of series D and series D1 equity financings in 2017, partially offset by the cost of such series of financing.

Capital Expenditures

We made capital expenditures of RMB13.2 million, RMB17.4 million (US$2.5 million) and RMB12.9 million (US$1.9 million) in 2017, 2018 and for the six months ended June 30, 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment, leasehold improvement and intangible assets.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2019:

	Payment Due by Years Ending
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in RMB thousands)
Lease obligations	5,133	2,317	—	—	7,450

Holding Company Structure

LIZHI INC. is a holding company with no material operations of its own. We conduct our operations primarily through our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, VIEs and their subsidiaries. If our subsidiaries and VIEs or any newly formed subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us.

In addition, our subsidiaries, VIEs and their subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profits to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign invested enterprise, our subsidiaries that are foreign invested enterprise in the PRC have to make appropriation from their after-tax profits, as determined under the PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries, VIEs and their subsidiaries. Appropriation to the other two reserve funds are at the discretion of our subsidiaries.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries. We held cash and cash equivalents of RMB161.5 million (US$23.5 million) as of June 30, 2019, among which RMB48.6 million (US$7.1 million) was held by Lizhi BVI. Apart from such cash and cash equivalents held in the British Virgin Islands, substantially all of our assets were held and substantially all of our net revenues were generated by our PRC subsidiaries, our VIEs and their subsidiaries.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiaries” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares” and “Risk Factors—Risks Related to Doing Business in China—

Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to our VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

Quantitative and Qualitative Disclosure about Market Risk

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

As of June 30, 2019, we had U.S. dollar-denominated cash and cash equivalents of US$13.9 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on June 28, 2019 would result in a decrease of RMB9.6 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on June 28, 2019 would result in an increase of RMB9.6 million in cash and cash equivalents.

We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB            , a 10% appreciation of the U.S. dollar against RMB            , from a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019, to a rate of RMB             to US$ 1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB            , from a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019, to a rate of RMB             to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by iResearch in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. However, such information involves a number of assumptions and limitations, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. Forecasts and other forward-looking information obtained from the sources of such information are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, as well as risks due to a variety of factors, including those described under “Risk factors” and elsewhere in this prospectus.

Pan-audio Entertainment Market in China

The pan-audio entertainment market consists of (i) online audio, which mainly includes podcasts, online radio, audiobook, audio live streaming, audio social network, and other interactive audio entertainment, (ii) offline audio, which mainly includes traditional radio, and (iii) online and offline music services.

China’s pan-audio entertainment market was the largest in terms of number of users, and the second largest in terms of revenues in the world in 2018.

In addition, China’s pan-audio entertainment market is projected to grow faster than other major audio markets in the world. In 2016, China accounted for 23.3% of the global audio market in terms of revenue, and is expected to reach 30.0% by 2023.

Note:

(1)

Translations of RMB into US$ are solely for the convenience of the reader. Due to currency translation and rounding adjustments, numerical figures shown as percentages may not be an arithmetic calculation of the figures as presented in the table.

Driven by internet technologies, the global pan-audio entertainment industry has been going through a major paradigm shift in recent years. Due to the rise of mobile internet users, listeners are increasingly turning to online and mobile channels for audio entertainment options. Traditional players such as radio stations that historically dominated the pan-audio entertainment market have been increasingly replaced by online players. In addition, technology and product innovations, such as smart speakers and connected cars, will not only deliver a more engaging user experience but also further expand use cases. As such, the global online pan-audio entertainment penetration rate in terms of revenue is estimated to increase from 19.0% in 2018 to 35.6% in 2023. Fueled by rapid innovation and development of internet-enabled services, China is undergoing an even more rapid transformation from offline to online in the pan-audio entertainment industry. The online pan-audio entertainment penetration rate in China in terms of revenue is estimated to increase from 14.6% in 2018 to 39.9% in 2023.

China is a Global Leader in Online Audio Market

The global online audio market, which mainly includes podcasts, online radio, audiobook, audio live streaming, audio social network, and other interactive audio entertainment, is expected to grow from approximately US$10.5 billion in revenue in 2018 to US$30.7 billion in 2023, representing a CAGR of 23.8%.

China has the world’s largest population of online audio users, which is expected to grow further from approximately 377.2 million in 2018 to 901.5 million in 2023.

Number of Online Audio Users
(In mm)	2016	2017	2018	2019E	2020E	2021E	2022E	2023E
Global	686.8	877.8	1,095.4	1,311.0	1,487.1	1,652.3	1,776.0	1,874.9
China	104.6	232.6	377.2	491.8	618.1	741.3	832.0	901.5
US	199.5	209.2	214.2	219.5	223.7	227.0	230.0	231.5

China is the world’s second largest online audio market by revenue, which represents approximately 15% of the global online audio market in 2018. China’s online audio market is expected to grow at a CAGR of approximately 44% from 2018 to 2023, significantly outpacing the growth of the US online audio market.

Online Audio Market Size
(In US$bn)	2016	2017	2018	2019E	2020E	2021E	2022E	2023E
Global	7.2	8.8	10.5	13.2	16.7	20.8	25.5	30.7
China	0.3	0.8	1.6	2.6	4.0	5.8	7.9	10.2
US	5.1	6.0	6.9	8.1	9.6	11.5	13.7	16.5

China is also a global leader in online audio product innovations. Unlike other major online audio markets such as the United States, China has seen the rise of innovative audio content and product formats in recent years. This trend has fundamentally transformed its online audio market into a dynamic ecosystem with creative professional- and user-generated content offerings, diverse monetization models, and immersive interactive and entertainment features.

Key product innovations in China include:

Podcasts

In the United States, podcasts have historically been and are expected to continue to develop as a fast growing segment in the next five years. Over half of the population in the United States listened to the podcast, consuming over 10.0 billion hours of podcasts in 2018. China had approximately 245 million podcast users in 2018, but penetration rate in China was still relatively low compared to the United States. Driven by product innovations and increasing willingness to pay for high-quality audio content, the podcast market in China represents significant growth and monetization potentials in the long term.

Compared with podcasts in the United States, podcasts in China have the following distinct characteristics:

•

Easiness to record and host: In the United States, podcast hosts often need to understand the certain technical knowledge of recording and publishing in order to record and host. But in China such requirement of the technical knowledge is much lower as recording, storing, editing, and distributing can all happen in one single platform through mobile devices, effectively lowering the barriers to become podcast producers.

•

Exclusive contents: Due to the separation of podcast content creation and distribution in the United States, mainstream podcast apps primarily serve as a podcast distribution channel and generally do not own exclusive contents, resulting in minimal differentiation among competing apps. In contrast, the podcast platforms in China are often highly integrated, allowing platforms to own exclusive contents. This effectively allows audio platforms in China to differentiate by content offerings.

•

Monetization capabilities: In the United States, mainstream podcast apps are often free and podcast hosts primarily monetize through advertising that is separate from podcast apps. In contrast, podcast apps in China monetize through sales of virtual items paid by app users, advertising, and content subscriptions. Podcast platforms also share certain portion of their revenue with their hosts, further incentivizing the hosts to create more and better contents.

Audio-centric Interactions

Social interactions through audio apps are often limited in the United States due to the lack of integrated platforms that connect users and hosts. In addition, hosts generally do not have strong financial incentives to actively interact with their users as those U.S. audio platforms primarily monetize through advertisement which generally does not reward hosts directly based on their level of interactions with their audience.

In China, vertically integrated online audio platforms closely connect hosts with their audience through social features such as audio live streaming and other audio-centric interactive products. Hosts in China primarily monetize through receiving virtual gifts from their fans, creating strong incentives for them to actively interact with their audience and create more content.

As compared to video live streaming, audio live streaming has the following advantages that support its sustainable growth over the long term.

•

Deeper connections: users of online audio tend to establish stronger and more lasting emotional connections with their hosts. Such connections are strengthened over time, which further enhance user stickiness. In contrast, users of video live streaming are more easily attracted by visual stimulation, as a result of which their stickiness may diminish over time due to lack of emotional connections.

•

Content: audio live streaming is more content-focused as users cannot see but only listen to the hosts. By comparison, video live streaming platforms provide a large number of eye-catching shows, leading to limited differentiations in terms of the depth of content.

•

Flexibility: compared to traditional video content, audio content can be enjoyed anywhere and anytime, which optimizes users’ time spent. This ubiquitous presence and high flexibility also create a stronger sense of companionship for the users.

Monetization and Key Growth Drivers of Online Audio Market in China

Monetization

Online audio platforms in China employ diversified monetization channels, including sales of virtual items, advertising, and content subscriptions, whereas online audio platforms in the United States monetize primarily through advertising and content subscription.

While content subscription is a popular monetization channel in China, sales of virtual items surpasses the paid subscription in terms of average revenue per paying user, or ARPPU, and paying ratio, indicating a higher willingness to pay for virtual items in China. Annual ARPPU for virtual items is expected to increase from approximately RMB422.1 in 2018 to RMB630.0 in 2023, compared to RMB197.5 in 2018 and RMB279.5 in 2023 for content subscriptions. The paying ratio for virtual items is estimated to grow from 6.6% in 2018 to 8.8% in 2023, compared to 4.2% in 2018 and 6.4% in 2023 for content subscriptions.

In addition, audio live streaming, which primarily monetizes through virtual gifting, had a lower ARPPU relative to video live streaming in 2018, indicating significant monetization potential for audio live streaming.

The following chart compares the average revenue per paying user among audio content subscriptions, audio live streaming, and video live streaming.

Audio Content Subscriptions vs. Audio Live Streaming vs. Video Live Streaming by ARPPU, 2016A—2023E

(In RMB)

Size and Growth

Online audio market in China is estimated to grow from approximately RMB11.3 billion in 2018 to RMB69.8 billion in 2023, representing a CAGR of approximately 44%. Audio-centric interaction, which mainly monetizes through sales of virtual items, is expected to be the largest revenue contributor in China’s online audio industry.

The following charts illustrate total revenues by revenue segments within China’s online audio market.

Chinese Online Audio Market Size by Revenue Segments, 2016A—2023E

Note:

(1)	Others mainly include revenue from hardware, copyright operations, joint operation of games and offline activities.

Key Growth Drivers

The growth of China’s online audio industry is driven by the following trends:

Younger user base: Generation Z (born between 1990 and 2009) in China is also a key growth driver for online audio market, especailly for UGC-focused platforms. In general, Generation Z is creative and expressive. They are especially eager to connect with others through creating and sharing content. As such, they are actively involved in content creation through interactive online platforms, becoming the significant driving force for both supply and demand of user generated audio contents. In the first half of 2019, approximately half of online audio users in China is Generation Z.

Further penetration: The penetration rate of online audio among internet users in China was still relatively low at 45.5% in 2018, compared to 88.9%, 82.5%, and 73.9% for music content, games and online video, indicating significant potential for future growth. The number of China’s online audio users is estimated to grow from 377.2 million in 2018 to 901.5 million is 2023.

Rising willingness to pay: Chinese users are rapidly developing the habit of paying for digital contents, especially for contents with entertainment features. Proliferate of mobile payment will also make it easy to pay for those digital contents. Supported by improving engaging and entertaining user experience, the willingness to pay for online audio content will continue to rise. The number of virtual gifting paying users in China is expected to increase from approximately 11.6 million in 2018 to 55.1 million in 2023 at CAGR of 36.6%.

Product innovation: Continuous product innovation is critical to engage users and drive further monetization for online audio platforms. Therefore, online audio platforms are motivated to develop innovative product features that cater to user preferences, driving attractive monetization opportunities and industry growth as a whole.

Advancement of data technology: The massive data access combined with artificial intelligence allows online audio platforms to provide more personalized podcast contents and audio experience for their users. Improving data technologies will also help online audio platforms better optimize their operation and develop product features catering to users’ evolving needs, driving the industry forward.

Expansion in use cases: The growth in Internet of Things, such as smart devices, smart homes and connected cars, will further boost China’s online audio industry by applying online audio products to more use scenes. Such trend was fueled by recent growth in smart speaker market, as China’s smart speaker shipments grew exponentially by 209% to 23.2 million shipments in the first six months of 2019 and achieved a 49.6% market share worldwide, as compared to 23.7% market share of the United States. As smart speakers have increasingly become one of the essential nexus of the smart home ecosystem, the number of China’s smart speaker users is estimated to grow from 34.2 million in 2018 to 248.8 million in 2023, representing user penetration growth from 2.5% to 17.6% in the same periods. In addition, the advent of 5G will fundamentally transform the audio streaming experience and propel audio media innovations, further attracting users and increasing their engagement.

A Thriving UGC Audio Ecosystem

Online audio platforms in China primarily offer user-generated content and professionally-generated content. Compared to professionally-generated content, UGC focuses on driving user engagement and creating a social community. As such, a well-run UGC audio content platform is capable of fostering a thriving user community with a self-reinforcing content ecosystem and higher user and host stickiness.

As compared to PGC-focused platforms, vertically integrated online UGC audio platforms in China are able to analyze diversified user data throughout the entire value chain, including data generated from recording, publishing, listening, as well as from interactions among users and content creators. As the platforms amass more data, the data analytics capabilities continue to improve, attracting more users and enhancing user engagement.

In addition, UGC audio platforms typically enjoy lower content acquisition and production costs compared to those focused on PGC.

Furthermore, it is also easier for the online UGC audio platform to expand overseas, as it generally requires more effort or resource to create or acquire professionally-generated content overseas.

Global Opportunities For Chinese Online Audio Platforms

As needs for social interactions are universal across cultures, online entertainment, especially interactive live streaming, has attracted a fast growing user base in overseas markets.

Since 2016, leading Chinese online interactive entertainment platforms, which include video live streaming, short video, and audio interaction, have achieved early success overseas. Their market entry strategies are often based on adapting their existing business models in China to meet local preferences, as well as expanding through acquiring overseas businesses.

In particular, the MENA and Southeast Asia represent favorable market opportunities for Chinese online interactive entertainment platforms, especially for online audio platforms with strong interactive product offerings. Both markets feature large young populations with high mobile and online payment penetration rates. As many teenagers and young adults in those two regions have strong desires to express their feelings while striving to maintain a balance with privacy, an interactive audio product will serve their needs. Increased online payment penetration facilitates monetization in these regions. In addition, online audio interaction markets are still in the early stage of development, with moderate level of competition, as global social networking platforms mostly offer generic social products with limited customized local features. As such, Chinese online audio companies, with tailored audio-centric interactive products, are well positioned to tap into these markets. The following chart sets forth the total market sizes in terms of overseas revenues of Chinese audio interactive entertainment platforms expanding overseas.

Overseas Expansion Revenue of Chinese Audio Interactive Entertainment Platforms, 2016A—2023E

BUSINESS

OVERVIEW

Our mission is to enable everyone to showcase vocal talent. Driven by this, we have transformed the audio industry to create Lizhi, a mobile app for everyone to create, store, share, discover and enjoy audio, and interact through it.

What Inspires Us

Human voice is powerful. It reveals our feelings and thoughts, creates understanding and empathy, and fills us with joy and inspirations. It establishes companionship and brings us together in a way like no other medium.

Over 100 years ago, radio was invented to connect the world through human voices. Its massive reach, seamless transmission, and ubiquitous presence have changed and enriched everyone’s life. Fifteen years ago, the rapid development of internet gave rise to podcasts, attracting a younger audience and nurturing audio hosts of the future.

Now, with the rise of mobile technology, we saw an opportunity to transform audio creation and sharing to elevate the roles of voices in people’s lives. That’s why we built Lizhi six years ago—to revamp traditional radio and podcasts to create a bigger and more accessible stage for everyone to create, store, share, discover and enjoy audio, and interact through it.

What we do today is just the beginning. We envision a global audio community—a place where everyone can become a host, share stories, and empathize and connect with each other, through voices and across cultures.

What We Do

We are the largest online UGC audio community in China as of June 30, 2019 according to iResearch. We are also the largest interactive audio entertainment platform and the second largest online audio platform in China in terms of average total MAUs for the six months ended June 30, 2019 according to the same source. We launched our Lizhi app in 2013 to allow users to create, store and share their own podcasts on mobile devices with the help of intuitive recording and reach their audience through various discovery tools.

Since 2013, we have amassed extensive user-generated audio content, with approximately 13.4 million hours of podcasts as of June 30, 2019. As of June 30, 2019, approximately 145.0 million podcasts had been uploaded to our platform since our inception. Podcasts uploaded to our platform had been played over 5.4 billion times in the three months ended June 30, 2019. Through our extensive podcast library, we attract a growing and engaging user base, which presents attractive monetization opportunities.

With user interactions built into every podcast and live streaming, our users don’t just listen on our platform. We launched audio live streaming as our first audio entertainment product in 2016, making it possible for our users to enjoy a multi-dimensional, interactive audio experience. Through Lizhi, users can follow their favorite hosts and channels, become a host and create their own podcasts, perform in live streaming, and interact with others through various interactive features. Today, it is not only easy and fast to discover one’s favorite audio on Lizhi—we also offer a far more engaging and diversified entertainment experience through audio.

We believe this audio-centric interaction is a natural extension of the power of human voices. Since our launch, we have also introduced a wide range of interactive audio products to drive user interactions, such as Friends Hall and Lizhi Party.

We plan to expand our overseas presence. In July 2019, we launched the locally tailored version of our audio entertainment products, Sugar Chat, in the Middle East and North Africa, or the MENA. We also plan to attract users in Southeast Asia and reach a global audience.

Throughout the years, we have grown by helping people express themselves through their voices. Today, our vibrant platform fosters a thriving community with the following elements:

•

Users—We cultivated a highly engaged user community of approximately 43.5 million average total mobile MAUs in the second quarter of 2019, representing an increase of 28.6% from approximately 33.8 million average total mobile MAUs in the second quarter of 2018. In the second quarter of 2019, the number of our average paying users has also increased by 37.4% to approximately 307,600 as compared to approximately 223,900 in the second quarter of 2018. Our users are young, with a strong demand for self-expression and social interactions. They are highly engaged, spending an average of 46.8 minutes every day per mobile daily active user on our platform in the second quarter of 2019. We foster natural conversion of users to hosts through simple and intuitive audio tools. As a result, our users are not only listeners, but also content creators. In the second quarter of 2019, we had approximately 5.5 million average monthly active hosts on our Lizhi app, representing 12.7% of our average total mobile MAUs in the same period.

•

Content—We are the largest online UGC audio community in China as of June 30, 2019 according to iResearch. Our platform offers a variety of tools to enable our users to create, edit, store and share audio content to demonstrate their vocal talent. We offer a broad range of podcasts across 27 categories such as romance, parenting, ACG, music radio and talk shows and 107 sub-categories including love stories, bedtime stories and family, catering to the evolving and diversified interests of our user base. For audio entertainment, we offer seven categories covering content such as social, music, talk show, ACG and audio books. Almost all of the audio content on our platform was generated by our users.

•

Interactions—We have developed innovative products for our users to interact with our hosts and other users. Features such as following, chatting, sharing, commenting, liking, on-air dialogues and virtual gifting are deeply integrated into the audio content offered on our platform, enhancing our user experience and engagement. In the second quarter of 2019, our community had recorded approximately 7.5 billion total interactions by our active users, including an average of approximately 46.7 million comments and an average of approximately 2.6 million multi-user on-air dialogues on our platform every day.

•

Audio and AI technologies—Through our industry-leading audio technologies, we simplify the audio creation process for our users, improve sound quality and effects, and ensure a consistently high-quality live streaming experience. Our proprietary voice engineering features include 3D recording, noise reduction, and voice beautification and synthesis. Machine learning and data analytics help us find patterns in users’ vocal and behavior data. Our AI technologies enable us to recommend relevant audio content to our users based on their interests through a fully automated process.

At current stage, we strategically offer most of our podcasts for free to attract a large user base. We primarily generate net revenues through sales of virtual gifts to users in relation to audio entertainment. Through virtual gifting, our users are able to reward their favorite hosts to drive interactions and content creation in our audio community. This also allows us to attract more users and motivate more content creation. We will continue to seek to diversify monetization channels as our user and content base continues to grow.

We grew rapidly in 2017 and 2018 with our net revenues increasing by 76.1% from RMB453.5 million in 2017 to RMB798.6 million (US$116.1 million) in 2018. Our net revenues increased by 32.4% from RMB367.4 million for the six months ended June 30, 2018 to RMB486.6 million (US$70.9 million) for the same period of 2019. Our net loss decreased from RMB153.7 million in 2017 to RMB9.3 million (US$1.4 million) in 2018, and increased from RMB9.8 million for the six months ended June 30, 2018 to RMB55.5 million (US$8.1 million) for the same period of 2019.

OUR STRENGTHS

A leading online audio community

We are the largest interactive audio entertainment platform and the second largest online audio platform in China in terms of average total MAUs for the six months ended June 30, 2019 according to iResearch.

Lizhi broke through the content creation and sharing barriers of the traditional audio industry. We reimagined audio creation to allow everyone to make audio easily, edit it with a variety of enhancing tools and effects, and store and publish it online. We are an early mover to introduce audio live streaming in China to provide our users with an immersive audio-centric user experience. We also innovated a number of voice-based social interactive features, including Friends Hall and Lizhi Party, to enhance user social interactions on our platform. We have been recognized by the Chinese version of the U.S. emerging business magazine, Fast Company, as one of the “Top 10 Lifestyle Innovations by Business” in 2013. In 2019, we were named one of the “Top 100 Internet Companies in China in 2019” jointly by the Internet Security Industry Development Center of the Ministry of Industry and Information Technology of the PRC and the Internet Society of China.

Extensive user-generated audio content

Lizhi was founded on the belief that everyone’s voice is unique and has its own audience. Six years ago, we set out to build where millions of people today go to create audio and access the largest user-generated audio content library in China.

We are the largest online UGC audio community in China as of June 30, 2019 according to iResearch. As of June 30, 2019, approximately 145.0 million podcasts had been uploaded to our platform since our inception, which had generated more than 3.0 billion hours spent by users since January 1, 2017. Podcasts uploaded to our platform had been played over 5.4 billion times in the three months ended June 30, 2019.

We enable seamless distribution of audio content covering a wide range of formats, genres and topics, spanning 27 categories and 107 sub-categories for podcasts and seven categories for audio entertainment. Various content formats are available on our platform, including podcasts, audio books, audio live streaming, and audio drama.

We also enable users to create their own podcast playlists and share with others in our audio community and through other social media platforms. As of June 30, 2019, more than 15.8 million user-created playlists had been posted on our platform since such feature became available.

Highly engaged user community

Lizhi cultivates a community with creativity and a sense of belonging. We leverage the deep, lasting nature of voice-based user interactions to create strong emotional connections among our users and loyalty to our platform.

We have a dynamic user base of approximately 43.5 million average total mobile MAUs and approximately 307,600 average paying users in the second quarter of 2019. Our users are highly engaged as approximately 60% of them were born between 1990 and 2000 as of June 30, 2019 based on information voluntarily provided by our users and have a strong desire for self-expression and interactions. In the second quarter of 2019, they spent an average of 46.8 minutes every day per mobile daily active user on our platform. We offer a broad range of interactive features, including following, chatting, sharing, commenting, liking, on-air dialogues and virtual gifting. In the second quarter of 2019, our platform had recorded a total of approximately 7.5 billion total interactions by our active users. Through interactions, hosts and their audience engage and resonate with each other, fueling an inter-dependent relationships across cultural and geographical boundaries.

We empower our users with technology-driven tools to make audio in their own authentic way, and reach and develop a deeper bond with a larger audience. Our community is home to approximately 5.5 million average monthly active hosts in the second quarter of 2019, representing 12.7% of our average total mobile MAUs in the same period. We foster natural conversion of users to hosts through simple and intuitive audio tools. As a result, our users are often also content creators. This creates a virtuous cycle as we motivate users to create content which in turn attracts more users to our platform.

Leading audio and AI technologies

Our platform incorporates industry-leading audio and AI technology that optimizes user experience.

We have developed simple and intuitive tools for users to record, edit, store and upload audio content all at their fingertips. Just to name a few—we offer a variety of voice beautification and synthesis tools for entry-level users to easily record a professional audio to realize their creative visions. Our Lizhi recorder is also capable of creating high-quality audio with high sampling rate, noise reduction, and high-bit rate audio coding to ensure an immersive listening experience. We incorporate 3D sound effects to transport users into the host’s voice story with extraordinary realism. Our audio live streaming technology ensures a smooth and stable streaming effect, bolstered by multi-user voice-chatting and multiple interactive products such as Lizhi Party.

Our AI technology also provides our listeners with more personalized content discovery and empowers our hosts with personalized, fully-automated content distribution. According to iResearch, we are one of the few online audio content platforms in China providing fully automated AI distribution. We have also developed voice recognition technology to identify and match human voices to facilitate user interactions. We believe such technology helps engage our users with content on our platform that captures a unique understanding of their voice preferences.

Sustainable business model with substantial monetization potential

We primarily generate revenues from sales of virtual gifts to users of our audio entertainment products, which are seamlessly integrated into our audio entertainment. In the second quarter of 2019, the number of our average paying users has also increased by 37.4% to approximately 307,600 as compared to approximately 223,900 in the second quarter of 2018. Our audio entertainment paying ratio increased from 2.1% in the first quarter of 2017 to 5.8% in the second quarter of 2019. In addition, the total paying ratio on our Lizhi app increased from 0.4% in the second quarter of 2017 to 0.7% in the second quarter of 2019. Our strong monetization capability gives millions of creative hosts the opportunity to be rewarded for their vocal talent. It also allows us to reinvest the revenues we generate to fund future technology and product innovations.

Our UGC-focused content offerings make our business more cost-effective compared to competitors focused on acquiring costly professional-generated content. Our large podcast user base and their loyalty to hosts on our platform serve as an organic funnel to direct traffic to our audio entertainment, lowering our user acquisition costs.

Our extensive content library and large user base also provide us with great opportunities to diversify monetization models such as paid podcast as we continue to cultivate our users’ willingness to pay for creative audio content on our platform.

Visionary management team and a universal passion for human voices

We are led by a pioneering management team with extensive industry experience. Mr. Jinnan (Marco) Lai, our founder and CEO, founded our company out of his deep passion for human voices grown over 20 years since the beginning of his career as a radio host and currently as a popular podcast host with more than 63,000 fans on Lizhi as of June 30, 2019. Marco’s deep experience in the audio and internet industries makes him a visionary leader to spearhead the growth of our company. Mr. Ning Ding, our co-founder, Chief Technology Officer and director, has over 15 years of experience in technology companies and computer science, and has designed many of our innovative audio recording and AI technologies.

Our deep passion for voices and users is fundamental to everything we do for our users. This culture helps us attract and retain talented employees who are committed to our long-term growth. We have received the “2017 Leading New Internet Employer” and “2018 Super Employer—Internet Companies (Top Cultural and Entertainment Employer)” awards from Lagou.com, one of the leading online recruiting platforms in the PRC with a focus on the internet industry.

OUR STRATEGIES

Leveraging audio and AI technologies to transform audio content creation and sharing, we aim to become a global online audio platform. We intend to pursue the following strategies to achieve this goal.

Advance audio and AI technologies

We plan to further invest in developing audio technologies to improve user experience. We will continue to advance voice engineering and 3D recording techniques, so as to innovate the audio content that users can create on Lizhi and to help users discover new possibilities of interacting through audio.

We will continue to optimize our AI technology and big data analytics to provide a more personalized audio experience, including fully-automated and tailored content recommendations for both podcasts and audio live streaming content. We plan to continuously optimize and upgrade our AI infrastructure and improve our real-time data processing capabilities. We will also seek to strengthen our machine learning technology in natural language processing and voice recognition to further improve our content distribution capabilities. In addition, we will continue to deepen our AI technology by analyzing the underlying content of podcasts and streams on our platform. We will also apply our AI technology to additional use cases, including risk management, security, brand promotion and content monitoring.

Strengthen paying user conversion and diversify monetization

We will continue to strengthen conversion of our growing and engaged user base to paying users. The total paying ratio on Lizhi app increased from 0.4% in the second quarter of 2017 to 0.7% in the second quarter of 2019, which demonstrates tremendous growth potential. To drive paying user conversion, we plan to leverage our AI technologies to recommend more personalized audio entertainment content and create more innovative and interactive audio products to expand user spending scenarios. We encourage our live streaming hosts to produce more podcasts to grow their fan base, and organically attract more podcast users to our audio entertainment products to cultivate their paying habit.

We will also explore additional monetization opportunities, including paid podcasts, to further incentivize content creation and unlock the monetization potential of our growing content and user base.

Develop new products and use cases

We will continue developing new features and products by leveraging our technology capabilities and deep understanding of human voices as well as social and emotional needs. To make our offerings more attractive to a broader user base, we will introduce additional innovative audio-centric products to further deepen user engagement. In the future, we will also explore and develop new use cases in the fields of Internet of Things, such as smart devices and connected cars, for our products.

Enrich content

Content is vital to our platform. We will continue to motivate more users to generate more high-quality content to attract more users to our platform. We are focused on optimizing the content creation and audio entertainment process for hosts through technology. We will also incubate and promote talented hosts through trainings and online and offline fan events to help our hosts gain popularity and monetize their fan base.

We aspire to increase the willingness of listeners to share their stories and become hosts. We also strive to make the voice recording and audio entertainment functions more user-friendly, converting more listeners to content creators. As we continue to expand our content library, we will keep encouraging our users to generate their own content such as customized playlists of their favorite podcasts to enrich our content offerings.

Expand overseas

We believe the universality of human voices gives us the opportunity to reach many of the over 4 billion internet users globally. To tap into overseas markets where traditional audio is evolving in the torrent of internet, we plan to expand our global presence through offering our products to overseas users and making selective investments. In July 2019, we launched the locally tailored version of our services in the MENA and plan to launch a locally tailored version in Southeast Asia, and we expect to continue to expand geographically to reach users around the world. In selected markets, we will also adapt and tailor our proven audio entertainment monetization model in China to maximize our investment returns.

OUR BUSINESS

Our Community

We have built a vibrant community that brings people together through voices. Humans are, by nature, social creatures. Social interactions produce happiness and satisfaction. Lizhi is a one-stop online destination for everyone to create, store, share, discover and interact through audio on mobile devices. More importantly, it provides a place where people empathize and connect with each other.

Our users are at the core of our community. Based on information voluntarily provided by our users, approximately 60% of our users were born between 1990 and 2000 as of June 30, 2019 and our users currently have a relatively balanced gender profile.

Our hosts, as content creators, are also the foundation rock of our community. A large number of our hosts first joined our platform as users and later became content creators by publishing their own podcasts and engaging in audio live streaming performances. In the second quarter of 2019, we had approximately 5.5 million average monthly active hosts on our Lizhi app, who are also our users, representing 12.7% of our average total mobile MAUs in the same period.

We believe the bond between our hosts and their followers is strong and long-lasting. As users and hosts primarily interact with each other through voices, we believe they are more engaged in their conversations without being influenced by factors that usually affect face-to-face interactions, such as physical appearance and attires. Our hosts are also freed from the burden to invoke eye-catchy external factors to leave an impression, and can instead focus on creating high-quality content. Their vocal charisma, knowledge, humor or other qualities as to who they are are the key reasons that draw users’ attention and engagement. We believe this bond, once established, tends to be stronger and more long-lasting.

The following diagram illustrates the key participants of our audio community and their interactions.

Our Value Propositions

The following elements denote the fundamental values of our Lizhi community.

Easy audio making for everyone. We are one of the first online audio communities to provide a one-stop destination for users to create, edit, store and publish audio content on their mobile phones according to iResearch. The innovative audio making and editing tools developed and offered by us make it possible for everyone to create high-quality, original podcasts at their fingertips to realize their creative visions and vocal talent. The monthly average number of podcasts uploaded to our Lizhi app increased from approximately 4.7 million in the second quarter of 2018 to approximately 5.3 million in the same period in 2019.

Discovering and recommending. Our Lizhi app offers our users a personalized, curated content library. Our AI-driven personalized recommendations enable users to discover and enjoy their favorite audio content and form a deep, lasting emotional bond with the voices behind. Machine learning and data analytics help us find patterns in our users’ interests and preferences. We then understand each user’s relationship with his/her favorite content—not only what genres and topics she likes, but also the characteristics of the voices reflected by her favorite content. This kind of user preference graph is a significant asset and entry barrier we utilize to power our content recommendations.

Reaching audience and getting paid. A host who makes his podcasts, live streaming or interactive audio products available on our Lizhi app gains access to one of the largest online audio communities in China. Our users further place podcasts on publicly available playlists which can be shared, further amplifying their reach. Leveraging on our innovative and strong monetization capability, we help increase the value of one’s original work, and motivate content creators to continue to create and share more content on our platform. Our AI technology and data analytics also provide useful feedback to our hosts to help them create and distribute more unique and high-quality content that truly resonates with their audience.

Always interactive, always fun. We differentiate ourselves with our competitors with deeply integrated interactive functions offered by our products—something that make everyone a part of the voice journey. Our interactive functions range from basic features such as liking, following, commenting and chatting, to innovative ones such as multi-user on-air dialogues and online karaoke. As a result, we have cultivated a highly engaged user community. In the second quarter of 2019, our community had recorded a total of 7.5 billion total interactions by our active users. Among those, the total number of comments that users posted on our platform since 2013 increased from approximately 19.8 billion as of June 30, 2018 to approximately 35.6 billion as of June 30, 2019. The daily average number of likes increased from 1.3 million in the second quarter of 2018 to approximately 2.5 million in the second quarter of 2019. The daily average number of posts (including the posts and the comments posted under those posts) increased from approximately 0.9 million in the second quarter of 2018 to approximately 1.6 million in the second quarter of 2019.

The Lizhi Experience—A Deep, Personal Voice Journey

Voice conveys emotion, tone, and subtleties that text, photo or video is less likely to capture, providing emotional support and creating deep and lasting connections. Lizhi enables our users to create, store, share, discover and interact with voices on their mobile phones.

Our audio community is built to connect people through human voices. We believe user interaction is the key feature that differentiates us from our competitors and drives user engagement in the long term. Our Lizhi app offers a variety of interactive functions in relation to podcasts and live streaming content. We believe the reciprocal interactions improve overall user experience and enhance user loyalty. Our interactive features include:

•

Chatting & commenting. While listening to an audio program, either recorded or live, users can interact with their hosts and others listening to the same program by posting and exchanging comments. During live streaming, users can post real-time comments and chat dialogues, enhancing the interaction level on the live streaming interface. Recognizing the value of social interactions, we provide large and prominently displayed comment and chatting space.

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Following. Users can follow a host or another user in our vibrant community. After following an account, users can view the activities and postings uploaded by that person and comment or interact further.

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Playlists. Users can create their own podcast playlists and share with others through our platform and other social media platforms. Playlists convey one’s tastes and preferences and can be shared with others who share similar interests.

•	Virtual gifting. Users can give virtual gifts to hosts to show their appreciation and recognition.

•	Multi-user on-air dialogues. Users can connect with live hosts during audio entertainment programs and participate in the topic to share their stories with the hosts and the other listeners.

Podcast Services

Users can access our Lizhi app on their mobile devices to listen to an abundance of audio content. We offer most of our podcasts for free to cultivate a broad and loyal user base and generate organic traffic to our audio entertainment which has attractive monetization potential.

A simple and quick registration process with their mobile number will unlock a number of additional features. With a registered account, our users can also create, edit, store and share their own podcast, create personalized playlists and purchase virtual gifts, and become a podcast host himself. The total number of our podcast hosts grew from approximately 18.1 million as of June 30, 2018 to approximately 23.6 million as of June 30, 2019. The monthly average number of podcasts uploaded to our Lizhi app increased from approximately 4.7 million in the second quarter of 2018 to approximately 5.3 million in the same period in 2019.

Audio Making

We are one of the first online audio platforms in China that provides an integrated platform to allow users to create, edit, store and publish audio content through our mobile app like an audio professional according to iResearch. This function is mainly provided via our “Speak with Heart” and “Lizhi Recorder” features which are accessible on our Lizhi app.

“Speak with Heart” provides basic recording functions with built-in modules, including pre-set background music and pictures. Users may record, edit, store and upload with “Speak with Heart.”

“Lizhi Recorder” offers more advanced recording functions. The audio makers can record podcasts and add desired features to the recording, such as background music, voice optimization, or 3D sound effects. The volume of the background music can be adjusted easily as the content develops, such as when the hosts start to speak or come to a temporary stop. The hosts may replay and edit the podcast, or save for editing later. Background music and other sound effects will adjust automatically. To further enhance user experience, either an audio maker or a listener may export the podcasts generated on our platform and publish on popular social networks such as WeChat.

Once a podcast is fully edited, the host may publish the content on our platform and share it on social media.

The following screenshots illustrate the features of “Speak with Heart.”

The following screenshot illustrates the features of “Lizhi Recorder” with various sound effects.

Discovery and Listening

Lizhi is a one-stop mobile platform for users to discover and enjoy a wide range of content. Our home page provides convenient suggested key word searches to take our users to the voices resonating with their interests. Alternatively, our users may browse podcasts by categories and choose from 27 categories such as romance, parenting, ACG, music radio and talk shows and 107 sub-categories including love stories, bedtime stories and family. Our users can start enjoying audio content by clicking on any particular podcast. Users have the option to accelerate, replay, set timer, forward/rewind, or pick any track in a playlist.

The following screenshots illustrate the categories and features on our podcast services interface.

Podcast Categories

Podcast Interface

Once logged in, users can access a personalized homepage where they can subscribe and listen to the podcasts they liked or downloaded, browse recently played podcasts, and create their own personal playlists.

The personalized homepage also automatically recommends podcasts to each user based on such user’s preference. Leveraging our AI capability and big data analytics, we tag both audio content and our users’ behavior to refine our algorithms. This allows us to analyze our users’ behavior to understand their tastes and preferences, and dynamically update our content recommendation. For details, see “—Our Technology—AI-enabled discovery and distribution.” Enabled by our AI technologies, the single-day user click-through rate for content across the platform has increased from 18.6% on December 31, 2016 to 32.7% on August 31, 2019. 35.7% of the podcasts that were played on our users’ devices have been played till the end of the program in the second quarter of 2019.

In addition, we also provide users with playlists covering podcasts of similar features matching the users’ preferences. Our playlist offerings include algorithm curated playlists supported by our AI capabilities, our podcast product Personal FM, and playlists generated and shared by users and hosts. We also encourage podcasts and users to create their own playlists to share, thereby further amplifying their exposure and interaction within our online audio community. Our playlists have become a key discovery tool for our users and distribution tool for our platform, enabling every host’s vocal talent to be discovered and appreciated. As of June 30, 2019, more than 15.8 million user-created playlists had been posted on our platform since such feature became available.

While playing a podcast, our users may continue browsing our platform or multi-task on their mobile devices. This expands the scenarios where our users access our platform and maximizes their time spent.

While most of our podcasts are free, a very small portion of our content is available upon purchase. We share a portion of such revenue with the audio makers.

The following screenshots illustrate the recommendation and distribution functions based on AI analysis of this user’s preference.

Audio Entertainment

Our audio entertainment includes a variety of audio-centric, interactive products and features that are intended to drive user engagement and create attractive monetization opportunities.

Audio Live Streaming

Live broadcast has always been a feature of the traditional audio industry. We are able to revitalize this classic feature and take it to the next level by taking advantage of mobile internet technology. We recognized that the real time interactions will become an important drive for continuous growth of our audio platform and launched the audio live streaming services in 2016 within our Lizhi app. According to iResearch, we are one of the first online audio platforms to launch audio live streaming function in China.

We currently offer seven categories of audio entertainment content, such as social, talk shows, music, ACG and audio book. The daily average length of the audio live streaming per daily active host grew from 147.7 minutes in the second quarter of 2018 to 179.8 minutes in the same period in 2019.

User Features

The home page of our audio live streaming services, similar to the home page of our podcast services, provides a search function by categories and rankings, and recommends live audio programs that are being aired at that time. Users can easily switch between podcasts and audio live streaming on our home page.

Once a user clicks a live streaming channel, he or she can chat with the hosts, join the live streaming or share the channel on social media and send them virtual gifts.

The following screenshot illustrates features of the live streaming interface for users where hosts were conducting a competition for the number of the virtual gifts received.

Host Features

Our hosts can easily start an audio live streaming on our platform by clicking the live streaming button on the homepage. They may also easily personalize and manage their channels and analyze user data with the help of our technology and data analytics. The following screenshot illustrates features of the audio live streaming interface for hosts.

Host Interface

Interactive Audio Products

We differentiate ourselves by providing a superior and unique voice-based entertainment experience through innovative interactive audio products designed to enhance user experience and drive user spending. Those interactive audio products enable our users to discover new ways to interact with voices and with each other, and explore features and qualities of their own voices. They also let us learn more about our users and improve AI-based content distribution on our platform. We believe such products help users from different backgrounds develop long and lasting relationships, and resonate with each other over common values and interests.

The following screenshot illustrates the homepage of a selected list of these interactive audio products.

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Friends Hall. Friends Hall is an online chat room where users can chat with each other. Each room has a host and other users can join the chat simultaneously. The host can optimize the chatting experience by adding the background music they like and other sound effects such as laughter and claps. The host will usually drive the discussion and solicit social interactions among users, which encourages virtual gifting. The host will be rewarded with a portion of the virtual gift transfers in a Friends Hall he or she hosts.

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Lizhi Party. Lizhi Party is an online karaoke platform that allows our users to sing karaoke songs with their friends as well as strangers. It allows friends to enjoy singing, chatting and having fun anytime and anywhere. Users can continue to follow and interact with the new friends they make in Lizhi Party. Hosts of Lizhi Party may be rewarded with a portion of the virtual gift transfers by users.

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Voice ID Card. Voice ID Card is an interesting function that analyzes and provides a report on our users’ voice features. It allows our users to identify the characteristics of their voices which they may not be aware of before and receive tags for their voices which could be used for future interactions and presentation in the community.

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Finding Friends by Voice. Finding Friends by Voice is an online platform that users on our platform can accept or decline a friend recommendation by listening to a pre-recorded voice clip of such person.

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Lizhi Check-in. Lizhi Check-in is an online community where users can continuously share their daily life moments, such as skills training or hobbies development, with a group of users pursuing the same interest.

The following screenshot illustrates features of Friends Hall interface for users.

We currently operate those products on our Lizhi app through the interactive audio portal, Lizhi Laboratory. Some of the features, such as the multi-user on-air dialogues, can also be accessed on the audio live streaming portal on our Lizhi app.

To further enhance entertainment user experience, we also provide offline activities for our users and hosts to gather in real life. For example, we launched Lizhi Voice Festival in May 2018, which is a community event for fans to meet with popular hosts, interact with other users to have fun together and experience our new voice based technologies, apps and games. In May 2019, our Lizhi Voice Festival was well received and its live streaming was viewed or listened to for more than 700,000 times. In addition, we organize smaller scale meet-and-greet events from time to time where fans and hosts could get together to enhance user engagement.

The following picture shows the live scene at the 2019 Lizhi Voice Festival.

Our Audio Content

We strive to provide a diverse range of audio content on our platform. Our content offerings cover a wide array of categories. For podcasts, we offer 27 categories and 107 sub-categories, catering to the evolving and diversified interests of our user base. Since 2013, we have amassed extensive user-generated audio content, with approximately 13.4 million hours of podcasts as of June 30, 2019. As of June 30, 2019, approximately 145.0 million podcasts had been uploaded to our platform since our inception, which had generated more than 3.0 billion hours spent by users since January 1, 2017. Podcasts uploaded to our platform had been played over 5.4 billion times in the three months ended June 30, 2019. For audio entertainment, we currently offer seven categories of audio entertainment products such as social, music, talk show, ACG and audio book.

Almost all of our audio content is generated by our users. By providing innovative audio and AI technologies and enriching audio entertainment products on our platform, we encourage users to make podcasts and engage in audio entertainment activities, such as audio live streaming and interactive audio products, to connect with each other. We hope to inspire everyone to be a host, and promote the popularity of our hosts through providing AI-enabled distribution, training programs and offline activities.

In addition to user generated content, we also provide selected paid podcasts generated by our hosts and share a portion of such revenue with them.

Our Content Creators

Our platform attracts an engaged pool of hosts and provides a sustainable host development system. We have established profound cooperation with our hosts to deliver high-quality, fun and trendy audio content. Our collaboration with hosts is crucial to our continued success and growth.

Our hosts create and publish podcasts and engage in audio entertainment with our users, such as to perform audio live streaming and host in Friends Hall or Lizhi Party. As of June 30, 2019, we had approximately 23.9 million hosts in total. Among such hosts, we had approximately 23.6 million podcast hosts and approximately

0.8 million audio entertainment hosts. In the second quarter of 2019, we had approximately 5.5 million average monthly active hosts on our Lizhi app. As of June 30, 2019, approximately 59.3% of our audio entertainment hosts also publish podcasts on our platform. As a result, our audio entertainment benefits from the organic user traffic generated through a loyal and engaging user base of our podcast services.

Host Curation and Discovery

Our core value is to identify and nurture the vocal talent that each individual has and provides a stage for everyone to showcase vocal talent and personality. A user can register with our platform to become a host. Our approximately 5.5 million average monthly active hosts in the second quarter of 2019 represents 12.7% of our average total mobile MAUs in the same period.

Self-registration

Certain hosts, usually the new beginners, registered on our platform directly as a host. Our self-registration process is simple—after registering as an user with mobile verification, one needs to verify identification card information in order to start creating and sharing any audio content. When registering as a host, one must agree to adhere to our content monitoring guidelines and our standard user agreement. After the registration, one can access the functions and interface available to hosts such as posting podcasts, performing live streaming and accessing audience data.

Contracted hosts

As self-registered hosts gain popularity on our platform, they tend to join a guild. A vast majority of our hosts, especially audio entertainment hosts, are managed by guilds. For those hosts who join a guild, we will enter into a three-party agreement with the hosts and the affiliated guild to agree upon service terms and profit sharing arrangement. The agreements usually have a term of one year with renewal options. Under such agreements, the guild is responsible for training, supporting and promoting its hosts, and we are entitled to the intellectual property rights of the content produced by such hosts on our platform and share a portion of the revenue with such hosts and the guild. A small portion of our contracts with top hosts and guilds are exclusive and prohibit such hosts and guilds from performing or sharing audio content on competing online entertainment platforms.

We also enter into direct contracts with a selective number of popular hosts who have not joined a guild, which provide us with exclusive rights to such hosts’ audio content through similar revenue sharing arrangements.

Our contracts with hosts require a minimum number of live streaming hours and other forms of content creation, and impose other requirements on the hosts to ensure high-quality content and user engagement.

We also provide trainings to our hosts and guilds on content compliance and request them to abide by the regulatory requirements and professional ethics.

Host Support

Retaining and incentivizing our hosts to continue creating attractive content is the cornerstone to our community. We provide various rewarding mechanisms, such as revenue sharing arrangement, exclusive contract fees and sign-up bonus, to incentivize our hosts to develop high-quality content and publish content on our platform. Our audio entertainment hosts enjoy a tiered revenue sharing system based on their popularity, while our podcast hosts also share a portion of the gifts they received and revenue from the paid podcasts they created. Generally, hosts who enter into contract with us enjoy a higher revenue sharing percentage than self-registered hosts without any contract. As a result, hosts are encouraged to enter into contracts with us.

We provided full suite of host support on our platform, including increasing user exposure through content distribution, creating offline events, and encouraging users to support their favorite hosts on our platform. To increase host exposure and enhance user engagement, we organize offline events such as the Grand Ceremony, a national event to gather, award and entertain our hosts each year and to promote our brand value.

We also provide rewards to active hosts to encourage host engagement. For example, if a host accomplishes the daily tasks assigned to him or her, views the host weekly report, or participates in activities we organize for our hosts, he or she may receive awards in the form of our virtual currency, which can be used to trade for host resources on our platform, such as getting listed in the recommendation or playlist for users.

We provide hosts with the one-stop analytical tools to make it easy for them to keep track of podcasting data and targeted audience. For example, our hosts are able to view the number of fans, times of playing, the number of comments and other information of their podcasts. The following screenshot illustrates the interface with data analyzing and tracking features for podcast hosts.

Podcast Host Interface

Host Cultivation

Leveraging our AI-enabled distribution, we help hosts reach their targeted audience and maximize their user traffic. We also endeavor to provide innovative and easy to use audio recording technologies to ensure a smooth recording experience.

In addition, we establish hosts academy and provide training courses to our hosts. Our host academy includes a series of online training covering a broad range of topics, such as fan maintenance, host skills and marketing opportunities. Leveraging big data and years of experience, we also help our hosts craft audio skills and personal style, as well as implementing promotion programs to increase their public exposure. Through data support, our hosts can understand the preferences of their audience and create targeted content, so as to reach their desired user group more easily via AI-driven content distribution. We also provide the content compliance trainings to our hosts on regulatory requirements to promote proper and legal content and demeanors.

Also, we provide tools for our hosts to keep track of their performance on a daily basis and encourage them to keep improving their skills and fans engagement. For example, we assign each host with a “host index” to reflect his or her overall influence among users. Hosts can quickly improve their “host index” by improving the quality of the content, creating new content more frequently, and attracting more users to interact. A host’s level will improve when his or her “host index” grows, which allows such host to access more services on our platform, such as getting listed in the recommendation and playlist for the users, and other resources that our platform may provide.

Case Studies

On Lizhi, everyone can be a host. We help ordinary people find a home for their voices and audio dreams.

Facelive Fei Yi. Facelive Fei Yi is a patient of amyotrophic lateral sclerosis, or ALS, which causes muscle weakness and loss of motor skills. After being diagnosed with ALS, Fei Yi devoted himself to raising public awareness of rare diseases and patients in China. Over years, he also developed an interest in Cantonese songs, language and culture. Fei Yi became an audio live streaming host on our Lizhi app specialized in singing classic Cantonese songs. His live streaming channel quickly gained popularity and attracted a large number of followers. He also posts podcasts such as Cantonese language learning. Leveraging popularity on our platform, he continues to work on public awareness of rare diseases in China.

NJ Tian Qi. NJ Tian Qi had an office job before he became a host in 2015. NJ Tian Qi has never received formal training as a host. He was driven by the desire to share his feelings and manage stress at work when he started podcasting on our platform. After gaining popularity, NJ Tian Qi started audio live streaming and has become a popular host. NJ Tian Qi had over 0.4 million followers as of June 30, 2019.

Monetization

We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others.

Virtual gift sales

At current stage, we strategically offer most of our podcast contents for free to create a loyal and engaged audio community, which is essential in expanding our user base and providing strong monetization potential through audio entertainment, as well as podcast, advertising and others. We derive substantially all of our net revenues from virtual gift sales in relation to our audio entertainment, which can be purchased by users using our virtual currency, Golden Coins. In 2017, 2018 and for the six months ended June 30, 2018 and 2019, we generated RMB436.1 million, RMB785.1 million (US$114.2 million), RMB358.0 million and RMB482.4 million (US$70.3 million) from virtual gift sales to users of our audio entertainment products, representing 96.2%, 98.3%, 97.4% and 99.1% of our total net revenues for the same periods. In the second quarter of 2019, we had approximately 306,100 average audio entertainment paying users, with an audio entertainment paying ratio of 5.8%.

Users can purchase virtual gifts on our platform using our virtual currency and send them to hosts as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. The price of our virtual currency does not change and virtual currency does not expire. However, virtual currency is non-refundable and may not be converted back to cash.

Our audio entertainment products are mainly comprised of the audio live streaming and the interactive audio products, such as Friends Hall and Lizhi Party. We share a percentage of revenues from virtual gift sales with our audio live streaming hosts through agreements with them and their guilds. We also derive a portion of our revenues from our interactive audio products, such as Friends Hall and Lizhi Party. We share a percentage of revenues from the sale of virtual gifts in social interaction settings with our interactive audio hosts and their guilds.

Podcast, advertising and others

We generate a small portion of our net revenues from offering paid podcasts to our users and advertising and marketing solutions to our business customers. In 2017, 2018 and for the six months ended June 30, 2018 and 2019, we generated RMB17.4 million, RMB13.5 million (US$2.0 million), RMB9.4 million and RMB4.2 million (US$0.6 million) from podcast, advertising and others, representing 3.8%, 1.7%, 2.6% and 0.9% of our total net revenues for the same periods.

Our Technology

Our strong technological capabilities support the stable operation of our platform. Flexibility and scalability are combined when delivering superior services, which increase operational efficiency and enable innovations.

Our platform has the following strengths in technology:

Audio making

We provide hosts with powerful mobile audio creation tools from primary to advanced, including “Speak with Heart” and “Recorder.” “Speak with Heart” provides basic functions including recording, editing, optimization, storage, playing and uploading, while “Recorder” provides functions that are more advanced and powerful. By using our proprietary mobile recording functions, creators can quickly record high-quality, fun and vivid content at their fingertips. Our platform also provides proprietary modules like noise reduction, echo suppression, reverb and mega effects, plus variable sound mixers and 3D surround technology and high-fidelity encoding up to 320kbps, which enable creators to produce high-quality content in short time. By focusing on noise cancelling and voice recognition mechanisms in human neural networks, we have been continually improving our audio recording technologies.

AI-enabled discovery and distribution

We adopt leading AI technology to content discovery and distribution. We have implemented a smart recommendation system since 2015. We recommend content based on genre and features a user listens to in the past, and also what the user has not listened to but may be potentially interested in based on our AI and big data analysis. Content of similar tags will appear as recommendations when a podcast is played. Customized recommendation helps improve user experience and expand their tastes into new genres, topics and formats of audio content.

As of the date of this prospectus, through analyzing massive user behavior and audio data based on AI technology, we have constructed user tags of 10 major categories and 74 dimensions covering a wide range of user preferences such as topic, scenario, voice characteristics and gender. We have also created content tags of six major categories and 133 dimensions covering differentiating factors such as voice quality, topic, timeliness and scenario. By matching the various user tags and content tags, we are able devise a fully-automated distribution process empowered by AI technology, which is also enabled with machine-learning and deep learning inference capabilities.

We value content and user behavior data. By monitoring the value each recommendation adds to our community, we keep growing our user behavior database and maximizing the benefits of AI technology. The single-day user click-through rate for content across the platform has increased from 18.6% on December 31, 2016 to 32.7% on August 31, 2019. 35.7% of the podcasts that were played on our users’ devices have been played till the end of the program in the second quarter of 2019. AI technology provides powerful technical support for the discovery of high-quality content and personalized recommendation to our users.

User-experience enhancements

Smooth and high-quality listening. We provide audio encoding and playback technologies that are adaptive to user’s network, enabling smooth listening even on 2G networks, and high-fidelity content up to 320kbps on

WiFi networks. The intelligent CDN scheduling system can dynamically adjust the network accessed by users according to users’ regional information and network state dialing data to ensure the smooth listening experience.

Advanced live streaming and social features. We support the creation, editing, storage and publication of podcasts on multiple platforms, such as Windows, iOS and Android systems, and support real-time voice interaction and user interactions. Advanced codec and transmission technology ensures low transmission data delay rate and loss rate when users are engaged in voice socialization. We also improve listening quality in live streaming by adopting a high-sampling rate and bit-rate sound quality and providing a variety of sound effects including 3D surrounded voice effects. We also provide special sound effects, such as sound filters and editing, in audio entertainment to enhance the fun, engaging experience. In addition, our servers can simultaneously support a large number of hosts to podcast at the same time, and dynamic caching and encoding technologies ensure the platform to provide smooth live streaming and listening experience even with weak internet connectivity. Also, our voice analytical tools recognize the voice features of our users and apply tags to different vocal characteristics.

Data storage and backup technologies

We have realized multi-machine room and cloud real-time distributed data storage and backup. All audio pieces, image content and data files are shared among multiple internet data centers to prevent service disruption caused by failures of regional network, data center and equipment. Our internet data center automatically reports any detected failure to our network monitoring center in real time, which enables us to quickly respond to and resolve network and other failure issues. As of the date of this prospectus, there have been no failure events of regional network, data center or servers that have a material impact on our operations.

Content Monitoring System

We have developed the following mechanisms to ensure that the content on our platform complies with the relevant laws and regulations and promotes our core value propositions:

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Automatic content filtering. We utilize automatic text and audio analytical tools to identify illegal, inappropriate and potentially infringing content contained in audio pieces and texts uploaded to our platform. Once a risk is identified, the system will send the underlying content to our content monitoring team for manual review.

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Manual review. As of the date of this prospectus, we have a dedicated content monitoring team with 178 people, primarily consisting of staff outsourced from third parties, to manually review automatic detection results. The content monitoring team, managing and being complementary to the AI technology, also proactively screen all uploaded content, live streaming flows and interactive audio products on a 24/7 basis, to ensure that proper review and confirmation have been performed with respect to all images, texts and audio content and ongoing live audio streams.

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Real-name registration and user undertakings. We apply a real-name registration system to verify the identities of hosts primarily based on their mobile phone numbers. In addition, we are currently upgrading our platform to require users to acknowledge and agree to the terms and conditions of our platform before each upload. Pursuant to such user agreement, each user will undertake not to upload or distribute any content that violates any PRC law or regulation or infringes any third-party intellectual property right, and agree to indemnify losses claimed by any third party caused by any content uploaded or live-streamed by such user.

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Report by users. Our users may report any inappropriate, offensive or illegal content by clicking the “Report” button on the platform. We also require hosts and guilds to monitor activities in their own broadcast rooms, to ensure that all content podcasted complies with our service terms. We also recruit frequent users to sign up as the supervisors on our platform and report to us the illegal or improper content or activities that they encounter with.

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Regular review of content. Apart from monitoring the day-to-day activities on our platform, we also deploy third-party software and technology such as Kingsoft to screen and eliminate inappropriate or illegal content on our platform. Our AI technology is also strengthened to detect inappropriate or illegal content stored on our servers. If any improper or illegal content is detected, we will permanently delete such content from our platform.

We handle all levels of violations strictly in accordance with our policies and applicable laws and regulations, and keep enhancing content monitoring by optimizing product design and features and relevant systems. For minor violations, we will intervene and rectify by deleting relevant content and images, post warning, close or suspend user accounts, and conduct follow-up reviews. For severe violations, we will permanently close down relevant user or host accounts.

User Data Security and Cyber Security

User data security and protection is critical to our business. We store our user data in encrypted form, and only allows access from our company’s intranet. Access to our servers that store our user and internal data is limited to a “need-to-know” basis and there are strict internal rules and policy in place to govern how we may access and use user data. From time to time we check firewalls and operation systems to ensure there is no breach. We also work with leading data security companies to implement and test data security measures. As of the date of this prospectus, there has not any breach of user data that has a material impact on our operations.

Our data is backed up in our long-distance disaster recovery system, so as to minimize the possibility of data losses or breaches. Upon a security breach, our technical team will be notified immediately and coordinate with the local supporting staff to diagnose and solve the technical problems. As of the date of this prospectus, we have not experienced any material incidents of security breach.

Customer Services

We have a dedicated customer service team assisting our users and hosts. Our users and hosts may submit inquiries, feedback or complaints by sending messages via online chat or emails at any time. Upon receipt of complaints or inquiries, our customer service team will conduct an investigation and provide solutions promptly.

Sales, Branding and Marketing

We primarily rely on organic user growth through leveraging our well-established brand and word-of-mouth referrals. Through our superior user experience and high-quality content offerings, we have built a strong brand awareness among users and hosts.

In addition to organic growth, we have engaged multiple promotion channels to enlarge our users pool, such as various online and offline activities. For example, on a yearly basis we organize the Lizhi Voice Festival and invite our fans to meet with their favorite hosts and experience the latest voice-based technologies. See “—The Lizhi Experience—A Deep, Personal Voice Journey—Audio Entertainment.”

Competition

Online audio is an emerging industry in China. As a leading player in this market, we face competition from providers of similar services. Other online audio platforms compete directly with us for content and users. In addition, we compete with other large online video platforms, social media platforms, and other platforms offering online entertainment services. We believe that our ability to compete effectively for users depends upon many factors, including the quality and variety of our content, user experience on our platform, ability to retain top hosts, capability to adjust to changes in technology and customer tastes and the strength of our brands.

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of June 30, 2019, we had registered:

•	189 trademarks in China;

•	42 trademarks in Hong Kong and India;

•	45 domain names, including lizhi.fm;

•	15 patents in China; and

•	36 software copyrights in China, relating to all of our online communities and other products.

As of June 30, 2019, we had 221 pending trademark applications in China, the United States and Indonesia. In addition, we are in the process of applying for registration of another one software copyrights in China. Most of our intellectual property is owned by Guangzhou Lizhi, and certain trademarks, copyrights and domain names are owned by the subsidiaries of our VIEs, Wuhan Lizhi and Changsha Limang, for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Risk Factors—Risks Related to Our Business and Industry—Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.”

We implement comprehensive measures to protect our intellectual property in addition to making trademark and patent registration applications. Our key measures to protect our intellectual property include: (i) trademark searches prior to the launch of our new products; (ii) timely registration and filing with relevant authorities and application of intellectual property rights for our significant technologies; and (iii) overall source code protection of proprietary information.

Employees

We had 521 full-time employees as of June 30, 2019. As of June 30, 2019, none of our full-time employees were located outside of China. The following table sets forth a breakdown of our employees by function as of June 30, 2019.

	Number of employees	% of total
Research and development	305	58.5%
Operations and products	115	22.1%
Sales and marketing	41	7.9%
General and administration	60	11.5%

Total	521	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We offer competitive salaries and encourage a corporate culture of passion and innovation.

We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics policies and non-competition with most of our executive officers, managers and core employees. These contracts typically include a non-competition provision effective during and up to one year after their employment with us and a confidentiality provision effective during and after their employment with us.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Properties

Our corporate headquarters is located in Guangzhou, China. As of June 30, 2019, we have leased office space with an aggregate area of over 9,400 square meters, of which over 7,900 square meters are in Guangzhou and others are in other cities in the PRC.

Our main IT infrastructure includes Internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from major domestic IDC providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for losses due to fire, earthquake or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business involving our users, hosts and competitors in matters relating to copyrights, unfair competition, contract disputes and other matters. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our Business and Our Industry—We may be liable for intellectual property infringement with respect to content displayed on, retrieved from or linked to our platform which may materially and adversely affect our business, financial condition and prospects,” “Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platform, and PRC authorities may impose legal sanctions on us and our reputation may be damaged,” “Risk Factors—Risks Related to Our Business and Our Industry—Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations,” and “Risk Factors—Risks Related to Our Business and Our Industry—We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.”

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As the online audio industry is still at an early stage of development in China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are substantial uncertainties with respect to the interpretation and implementation of current and future PRC laws and regulations, including those applicable to interactive audio industries and our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities in China and that affect the dividends payment to our shareholders.

Regulations Related to Foreign Investment

Industry Catalogue Related to Foreign Investment

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended and became effective on October 26, 2018. A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

The establishment and operations of wholly foreign-owned enterprises are mainly governed by the Law of the PRC on Wholly Foreign-Owned Enterprises, which was promulgated by the National People’s Congress, or the NPC, on April 12, 1986 and last amended by the SCNPC on September 3, 2016 and became effective on October 1, 2016, and are also governed by the Detailed Rules for the Implementation of the Law of the PRC on Wholly Foreign-Owned Enterprises promulgated by the Ministry of Foreign Economy and Trade(now integrated into the Ministry of Commerce of the PRC, or the MOFCOM), on December 12, 1990 and last amended by the State Council on February 19, 2014 and became effective on March 1, 2014.

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue of Industries for Guiding Foreign Investment, last repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version) (the “Negative List”) and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) (the “Encouraging Catalogue”) which were promulgated by the NDRC and the MOFCOM on June 30, 2019 and became effective on July 30, 2019. Pursuant to the Encouraging Catalogue and the Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign-invested projects.

Foreign Investment in Value-Added Telecommunication Business

According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for e-commerce business, domestic multi-party communications services, store and forward services and call center services).

According to the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or FITE Regulations, promulgated by the State Council on December 11, 2001 and last amended on February 6, 2016, and became effective on February 6, 2016, which set forth detailed requirements including capitalization, investor qualifications and application procedures concerning the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Regulations, foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Besides, such foreign investors of a foreign-invested telecom enterprise are required to have good performances and operation experiences in operating the value-added telecommunication businesses.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (the predecessor of the Ministry of Industry and Information Technology of the PRC, or the MIIT), issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Circular, which provides that (a) foreign investors can only operate telecommunications business in China through telecommunications enterprises with valid telecommunications business operation license; (b) domestic licensees may not rent, transfer or sell telecommunications business licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish relevant information safety system and set up emergency plans to ensure network and information safety.

Regulations Related to Telecommunications Services

According to the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and last revised and came into effect on February 6, 2016, all telecommunications businesses in China have been categorized by the Telecommunications Regulations into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecommunications Regulations in 2003 and last revised on June 6, 2019 and became effective on the same date, further categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. According to the Catalogue, internet information services are classified as value-added telecommunications services. Pursuant to the Telecommunications Regulations, anyone who intends to be engaged in value-added telecommunications services shall obtain an operating license from the MIIT or its provincial level counterparts prior to the commencement of such services.

According to the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and last amended in January 8, 2011 and became effective on the same date, “internet information services” refer to the provision of information through the internet to online users, including “commercial internet information services” and “non-commercial internet information services.” A commercial internet information service operator must obtain an ICP License from the competent governmental authorities before engaging in commercial internet information services in China, while ICP License is not required if the operator will only provide internet information on a non-commercial basis. Besides, internet information service operators in respect of news, publishing, education, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant PRC competent authority as required by relevant laws and regulations before applying for licenses or carrying out record-filing procedures.

The Administrative Measures for Telecommunications Business Licensing promulgated by the MIIT on December 26, 2001 and last amended on July 3, 2017 and became effective on September 1, 2017, set forth specific provisions regarding the qualifications and procedures for obtaining ICP licenses and the administration and supervision of such licenses. A commercial ICP service operator shall obtain an ICP License of such services from the MIIT or its provincial level counterparts prior to the commencement of such services, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent governmental authority, imposition of fines and confiscation of illegal gains and in serious cases, being included in the list of dishonest telecommunications business operators, suspension of business.

According to the Measures for the Administration of Record-filing of Non-commercial Internet Information Services promulgated by the MII on February 8, 2005, entities engaged in non-commercial internet information services shall go through the record-filing procedures with the provincial telecommunications administration.

In addition to the regulations and measures above, provision of internet information services via mobile internet applications, or app, are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications promulgated by the State Internet Information Office on June 28, 2016 and came into effect on August 1, 2016. Information service providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for management of information security.

Guangzhou Lizhi currently holds the ICP license on internet information services issued by the Guangdong branch of the MIIT on June 26, 2018. Guangzhou Huanliao currently holds the ICP license on internet information services issued by the Guangdong branch of the MIIT on January 24, 2019. Wuhan Lizhi currently holds the ICP license on internet information services issued by the Hubei branch of the MIIT on February 18, 2019. Changsha Limang currently holds the ICP license on internet information services issued by the Hunan branch of the MIIT on February 20, 2019. Huaian Lizhi currently holds the ICP license on internet information services issued by the Jiangsu branch of the MIIT on November 19, 2018.

Regulations Related to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the NDRC and MOFCOM, jointly promulgated the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are prohibited to conduct the business of transmitting audio-visual programs through information network.

According to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, jointly promulgated by the SARFT and MII on December 20, 2007 and last amended by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, on August 28, 2015 and became effective on the same date, providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs, or the Audio-visual License issued by the competent department of radio, film and television or complete certain record-filing procedures. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the competent department of radio, film and television under the State Council.

In 2008, the SARFT issued the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as last amended on August 28, 2015 and became effective on the same date, which further sets forth detailed provisions concerning the application and approval process regarding the Audio-visual License. The notice also stipulates that the internet audio-visual program services providers who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions.

Further, on March 31, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement for the internet audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitious or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, as amended on March 10, 2017 and became effective on the same date, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

According to the Guangdong Province Letter for purpose of investigating live streaming businesses, only live streaming services on either(a) major political, military, economics, social, cultural, sports activities or reality event streaming or (b) activities such as general social group cultural activities or sports events” are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming of online shows, online games and online drama performances do not require an Audio-Visual License. As of the date of this prospectus, we have not obtained an Audio-Visual License. For detailed analysis, see “Risk Factors—Risks Related to Our Business and Our Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.”

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (a) not produce or transmit programs intended to parody or denigrate classic works, (b) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (c) not transmit re-edited programs which unfairly distort the original content, (d) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (e) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (f) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (g) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

On November 4, 2016, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (i) establish a live-streaming content review platform; (ii) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the Notice on Strengthening the Administration of the Internet Live Streaming Service jointly promulgated by the MIIT, the Ministry of Public Security of the PRC and other government agency on August 1, 2018, internet live streaming service providers shall go through the procedures of filing with the competent department of telecommunications. The internet live streaming service providers engaged in telecommunications business and internet news information, network performances and internet live streaming of audio-visual programs shall apply to the relevant departments for permission to operate such telecommunication business and shall perform the procedures of record-filing with the local public security department within 30 days after the live streaming service being operated.

Regulations Related to Online Cultural Activities

The MOC promulgated the Interim Provisions on Administration of Internet Culture, or the Internet Culture Provisions, on May 10, 2003, as most recently amended on December 15, 2017 and became effective on the same date. According to the Internet Culture Provisions, internet cultural activities include: (i) producing, reproducing, importing, publishing or broadcasting Internet cultural products; (ii) publishing cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming players for the purpose of browsing, reading, reviewing, using or downloading such products by online users; and (iii) exhibitions and competitions of Internet cultural products. Internet cultural activities are categorized as two categories, namely, commercial and non-commercial. Entities engaged in commercial internet cultural activities shall file the application to the applicable provincial level counterpart of the MOC for approval and obtain an Internet Culture Operation License.

According to the Measures for the Administration of Internet Performance Business Operations promulgated by the MOC on December 2, 2016, entities engaged in internet performance business operations shall, in accordance with the Internet Culture Provisions, apply to the cultural administrative department at the provincial level for an Internet Culture Operation License, and the business scope in the license shall expressly include internet performance. An internet performance business entity shall indicate the number of its Internet Culture Operation License in an eye-catching position on the homepage of its website. In July 2016, the MOC promulgated the Notice on Strengthening the Administration of Internet Performance, which regulates the behavior of entities conducting businesses related to internet performance and performers. Entities operating internet performances shall be responsible for the services and content posted on their website by performers. They must refine their content management mechanism and shut down the channel and stop the dissemination of any internet performance as soon as they realize that such internet performance is in violation of relevant laws and regulations. Internet performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements.

On August 12, 2013, the MOC issued the Administrative Measures for Content Self-review by Internet Culture Business Entities, which requires internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. An Internet culture business entity shall establish and improve its content management system. The content management system of an internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the MOC.

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Online Music, which stipulates that the internet service provider engaged in any business relating to online music products shall obtain an Internet Culture Operation License. In addition, foreign investors are prohibited from operating internet culture business.

On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Management of Online Music Content. According to this notice, which stipulates that the entities shall examine and verify the content of online music by themselves, while the culture management administration shall supervise in process and afterwards. Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on June 12, 2018. Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2018. Huaian Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Jiangsu Province on March 20, 2019. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on September 29, 2018.

Regulations Related to Online Publication and Cultural Products

On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, and the MIIT issued the Measures for Online Publication Service Administration, or Online Publication Measures, which took effect on March 10, 2016. The Online Publication Measures introduced an internet publishing license regime for internet publications. According to the Online

Publication Measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. As of the date of this prospectus, we have not obtained an internet publishing license. Currently, we allow hosts to upload their recorded audio clip on our platform, which may be considered as the “internet publications.” Thus, we may be required to obtain an internet publishing license issued by the authorities. For detailed analysis, see “Risk Factors—Risks Related to Our Business and Our Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.”

Regulations Related to Production and Operation of Radio and Television Programs

On July 19, 2004, the SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, as partly amended on August 28, 2015 and became effective on the same date. Pursuant to the Radio and TV Programs Regulations, entities engaged in the production of radio and television programs shall apply for the Radio and Television Program Production and Operating Permit from the SARFT or its provincial level counterparts and shall conduct their operations strictly in compliance with the approved scope of production and operation. Guangzhou Lizhi has obtained the License for Production and Operation of Radio and TV Programs for its business.

Regulations Relating to Advertising Business

The State Administration for Market Regulation (formerly known as State Administration of Industry and Commerce, “SAMR”) is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include: (i) the PRC Advertisement Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and most recently amended on October 26, 2018 and became effective on the same date; and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media. The Internet Advertising Measures specifically set out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) Internet information service providers that do not participate in the operation of Internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

Regulations Related to Anti-fatigue System, Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring protection of minors’ physical and mental health and the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators. Under the anti-fatigue system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a minor player by half if the minor has reached the “fatiguing” level, and to zero once reaching the “unhealthy” level. To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games.

In 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, to strengthen the implementation of the anti-fatigue and real-name registration system. The main purpose of the Real-name Registration Notice is to curb addictive online game playing by minors and protect their physical and mental health.

Regulations Related to Internet Information Security and Privacy Protection

According to the Decisions on Maintaining Internet Security, or the Internet Security Decisions, promulgated by the SCNPC on December 28, 2000 and last amended on August 27, 2009 and became effective on the same date, anyone who, making use of the internet, commits any act whether or not listed in the Internet Security Decisions which constitutes a crime shall be investigated for criminal responsibility in accordance with the Criminal Law of the PRC.

Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the users, unless otherwise stipulated by laws and administrative regulations. The internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. The internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority and cooperate with relevant departments in investigation and solution.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Provisions on Protecting the Personal Information of Telecommunication and Internet Users issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or illegally providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, effective on June 1, 2017. The Cybersecurity Law aims to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks. Any violation of the provisions and requirements under the Cybersecurity Law may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Regulations related to Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. On February 15, 2007, fourteen PRC regulatory authorities jointly issued the Notice on the Reinforcement of the Administration of Internet Cafes and Online Games. According to these regulations, aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual are limited, virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products and trading of virtual currency is strictly banned.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. The Virtual Currency Notice requires that the operators who engage in issuance of online game virtual currency or offering of online game virtual currency transaction services shall apply for approval from the MOC through its provincial branches. Operators that issue virtual currency for online games are prohibited from offering services for virtual currency trading. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

According to the Interim Measures for the Administration of Online Games promulgated by the MOC on March 17, 2010 and last revised on December 15, 2017, entities engaged in the operations of online games, including but not limited to the operation of online games, issuance of virtual currencies of online games and virtual currency trading services of online games, shall obtain an Internet Culture Operation License. The virtual currency of online games shall be only used for the exchange for online game products and services provided by such entity, and shall not be used for the payment for or purchase of real objects or exchange for products and services provided by any other entities.

As of the date of this prospectus, Guangzhou Huanliao currently holds a valid Internet Culture Operation License covering the issuance of virtual currency.

Regulations Related to Intellectual Property Rights

Copyright

According to the Copyright Law of the PRC, or the Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on February 26, 2010 and became effective on April 1, 2010, and its related Implementing Regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and other rights shall be enjoyed by the copyright owners.

The PRC National Copyright Administration and MII jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, or the Copyright Measures, on April 29, 2005. These measures are formulated to strengthen the administrative protection of the right of communication through information network in Internet information services. Where a copyright owner finds any content communicated through Internet infringes upon his/its copyright, and sends a notice to the Internet information service provider or any other institution entrusted, the Internet information service provider shall immediately take measures to remove the relevant contents, and preserve the copyright owner’s notice for 6 months. When imposing administrative penalties upon the act which infringes upon any user’s right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated on May 7, 2009, shall be applied.

The State Council promulgated the Regulation on Protection of the Right Network Dissemination of Information on May 18, 2006 and last amended on January 30, 2013. As for a network service provider that provides information storage space or provides searching and linking services, if the owner believes that a work, performance, or audio-visual recording involved in its services has infringed upon his/its own right to communicate works to the public over information networks, or has deleted or altered his /its own electronic information management right, he/it can submit a written notification to the network service provider and require that the network service provider to delete such work, performance, or audio-visual recording or disconnect the link with the work, performance, or audio-visual recording.

Pursuant to this regulation, an internet information service provider may be exempted from indemnification liabilities under the following circumstances:

(i)

any internet information service provider who provides automatic internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users is not required to assume indemnification liabilities if (a) it has not chosen or altered the transmitted works, performance and audio-visual products; and (b) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

(ii)

any internet information service provider who, for the sake of improving network transmission efficiency, automatically stores and provides to its own users, based on the technical arrangement, the relevant works, performances and audio-visual products obtained from any other internet information service provider will not be required to assume the indemnification liabilities if (a) it has not altered any of the works, performance or audio-visual products that are automatically stored; (b) it has not affected such original internet information service provider in grasping the information where the users obtain the relevant works, performance and audio-visual products; and (c) when the original internet information service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.

(iii)

any internet information service provider, who provides its users with information memory space for such users to provide the works, performance and audio-visual products to the general public via the information network, will not be required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performance and audio-visual products that are provided by the users; (c) it is not aware of or has reason to know the infringement of the works, performance and audio-visual products provided by the users; (d) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (e) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

(iv)

an internet information service provider, who provides its users with search services or links, will not be required to assume the indemnification liabilities if, after receiving a notice from the right holder, it has deleted the works, performance and audio-visual products as alleged for copyright infringement pursuant to this regulation. However, the internet information service provider shall be subject to joint liabilities for copyright infringement if it is aware of or has reason to know the infringement of the works, performance and audio-visual products to which it provides links.

According to the Provisions on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks issued by the Supreme People’s Court of China on December 17, 2012, provides that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner, except as otherwise provided for by laws and administrative regulations.

Pursuant to the Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration, or the NCA, on December 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The NCA administers software copyright registration and the Copyright Protection Center of China, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Trademark

Pursuant to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and last revised on April 23, 2019 and will come into effect on November 1, 2019, and the Implementation Rules of PRC Trademark Law promulgated on August 3, 2002 and last amended on April 29, 2014 by the State Council and became effective on May 1, 2014, a registered trademark means a trademark that has been approved by and registered with the trademark office, including goods marks, service marks, collective marks and certification marks. A registered trademark is valid for 10 years commencing on the date of registration approval and can be renewed within 12 months before its expiration. For a registered trademark licensing, licensor should file the licensing of the licensed trademark with the trademark bureau, and the trademark bureau shall announce the licensing, non-filing of the licensing of a trademark shall not be contested against a good faith third party. The following acts shall constitute infringement of the exclusive right to use a registered trademark: (i) using a trademark that is identical to a registered trademark of the same type of commodities without a license from the registrant of that trademark; (ii) using a trademark similar to a registered trademark of the same type of commodities without a license from the trademark registrant, or using of a trademark identical or similar to the registered trademark on similar commodities which easily causes confusion; (iii) selling commodities that infringe upon the exclusive right to use a registered trademark; (iv) forging or manufacturing without authorization the marks of a registered trademark, or selling marks of a registered trademark that are forged or manufactured without authorization; (v) changing another party’s registered trademark and putting the commodities with the changed trademark into the market without the consent of the holder of that trademark; or (vi) intentionally providing facilitation for infringement upon others’ right to exclusively use a registered trademark or aiding others in committing infringement upon the right to exclusively use a registered trademark; or (vii) other conduct that would hinder another party’s exclusive right to use its registered trademark.

Patent

In accordance with the Patent Law of PRC promulgated on March 12, 1984 and last amended on by December 27, 2008 by the SCNPC and became effective on October 1,2009, and the Rules for the Implementation of the Patent Law of PRC promulgated on January 19, 1985 and last amended on January 9, 2010 by the State Council, patent is divided in to 3 categories, i.e., invention patent, design patent and utility model patent. The duration of invention patent right is 20 years, and the duration of design patent right and utility model patent right is 10 years, which all calculated from the date of filing. An individual or entity who uses patent without the license of the patent holder, counterfeits patent products or engages in patent infringement activities shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities.

Domain name

In accordance with the Measures on Administration for Internet Domain issued on August 24, 2017 by the Ministry of Industry & Information Technology and became effective on November 1, 2017, the China Internet Network Information Center Implementing Rules of Domain Names Registration issued by China Internet Network Information Center, or the CNNIC, on September 25, 2002 and last amended on May 28, 2012 and became effective on May 29, 2012, the Measures on Dispute Resolution of National Top-Level Domain Names of the China Internet Network Information Center issued by CNNIC on September 25, 2002 and last amended on September 1, 2014 and became effective on the same date, and the Procedural Rules of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes issued on November 21, 2014, the applicants become domain name holders upon successful registration. Domain name registrations are handled through domain name service agencies established under the relevant regulations.

Regulations Related to Internet Infringement

According to the Tort Law of the PRC promulgated by the SCNPC on December 26, 2009, if an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If the internet service provider fails to take necessary measures after receiving the notice, the internet service provider shall be jointly liable for any additional harm with such internet user. If an internet service provider is aware that an internet user is infringing upon the civil right or interest of another person, and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include the Company Law, the Wholly Foreign-Owned Enterprise Law of the PRC, the Detailed Rules for the Implementation of the Law of the PRC on Wholly Foreign-Owned Enterprises, and the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit, as calculated using the PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds.

Regulations Related to Foreign Exchange

According to the Regulation of the PRC on Foreign Exchange Administration issued by the State Council on January 29, 1996 and last revised on August 5, 2008, the foreign exchange income and expenditure and foreign exchange business operations of Chinese institutions and individuals, as well as the foreign exchange income and expenditure and foreign exchange business operations conducted within the territory of the PRC by overseas institutions and individuals, shall be subject to foreign exchange administration. Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments, but is not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside of the PRC unless the approval from the State Administration of Foreign Exchange, or the SAFE, or its local counterpart is obtained in advance.

According to the Notice of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the Circular 13, promulgated on February 13, 2015 and became effective on June 1, 2015, the foreign exchange administration policies for direct investment are further simplified. This includes: (a) cancelling the two administrative approvals, namely the foreign exchange registration approvals under domestic and overseas direct investments, which shall be verified directly by banks instead; (b) simplifying the management of registration and confirmation of capital contribution by foreign investors under domestic direct investment; and (c) cancelling the annual foreign exchange inspection of direct investments.

According to the Notice of the SAFE on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-tripping Investment Made by Domestic Residents through Special-Purpose Companies, or the Circular 37, promulgated by the SAFE on July 4, 2014, a domestic resident (domestic institution or domestic resident individual), which/who, for the purposes of offshore investment and financing, directly establishes or indirectly controls a special purpose company, and directly or indirectly undertakes domestic direct investment activities through such special purpose company using legitimately held domestic company assets or equities, or using legitimately held overseas company assets or equities, namely the activity of establishing a domestic foreign investment enterprise or project by merger and acquisition or incorporating a new entity while acquiring ownership title, rights of control, rights of business operation and management and so on, must apply to the SAFE for registration of foreign exchange for overseas investments.

According to the Circular 37: (i) “special-purpose vehicle” is defined as “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and individual resident) with their legally owned assets or equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing; (ii) domestic resident must register with SAFE before contributing assets or equity interests to special purpose vehicle; (iii) following the initial registration, any major changes such as change in the overseas special purpose vehicle’s domestic resident shareholders, name of the overseas special purpose vehicle and term of operation or any increase or reduction of the overseas special purpose vehicle’s registered capital, share transfer or swap, merger or division, or similar development, shall report to the SAFE for registration in time.

Pursuant to Notice of the SAFE on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-invested Enterprises promulgated on March 30, 2015 and became effective on June 1, 2015, the willingness settlement of foreign exchange capital of foreign-invested enterprises shall be conducted, meaning the settlement of foreign exchange capital in the capital accounts of foreign-invested enterprises that have been subject to the confirmation of cash capital contribution at foreign exchange authorities (or the entry registration of cash contribution at banks) may be handled at banks based on the enterprises’ actual requirements for business operation. RMB funds obtained from the willingness settlement of foreign exchange capital of foreign-invested enterprises should be deposited into and managed under the account for settled foreign exchange to be paid.

Regulations Related to Tax

Enterprise Income Tax Law

According to the PRC Enterprise Income Tax Law, or the EIT Law, which was issued by the NPC on March 16, 2007 and last revised by the SCNPC on December 29, 2018, and the Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, issued by the State Council on December 6, 2007 and became effective on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises, and will generally be subject to the EIT Law at the rate of 25% of their global income. The defined “de facto management bodies” are“ establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and became effective on the same date, sets up a more specific definition of “de facto management bodies” standard.

Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises promulgated by the Ministry of Science and Technology, the MOF and the SAT on April 14, 2008 and last revised on January 29, 2016 and came into effect on January 1, 2016, the certificate of a high and new technology enterprise is valid for three years. The Administrative Measures for Determination of High and New Tech Enterprises and the EIT Law regulate the sort of enterprises that are eligible for the tax reduction. An enterprise shall satisfy the following requirements in order to be determined as a high and new technology enterprise: (i) the enterprise shall be registered for more than one year when applying for identification; (ii) the enterprise has already owned the intellectual property which plays a critical role in their main products (services) through independent research, assignee, accepting donation, mergers and acquisitions; (iii) its main products (services) which play a key role have fallen within the range prescribed in the High and New Technology Areas Entitled to the Key Support of the State; (iv) it has the total number of scientific and technological personnel in its employment that accounts for at least 10 percent of the total number of its employees during the current year; (v) the percentage of total research and development expenses of the enterprise for the last three fiscal years in total sales income for the same period meets the relevant requirements; (vi) the revenue from high and new technology products (services) accounts for at least 60 percent of the total revenue of the enterprise during the current year; (vii) no major product safety, quality accidents or serious environmental violations have occurred within one year of the application; and (viii) the innovation capability evaluation of the enterprise shall meet the corresponding requirements.

Value Added Tax

According to the Interim Regulation of the PRC on Value Added Tax, or the VAT, issued by the State Council on December 13, 1993 and last revised on November 19, 2017, and the Detailed Rules for the Implementation of the Interim Regulation of the PRC on Value Added Tax issued by the Ministry of Finance, or the MOF, on December 25, 1993 and last revised on October 28, 2011, entities and individuals selling goods in the PRC or providing processing services, repair services and importation services should be subject to VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period.

According to the Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with VAT in an All-round Manner issued jointly by the MOF and SAT on March 23, 2016 and partly amended by the MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, the countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out since May 1, 2016. According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%, 6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the MOF and SAT on Adjusting the Value-added Tax Rate effective on May 1, 2018, the VAT tax rates on sales, imported goods that were previously subject to 17% and 11% are now adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019 and came into effect on April 1, 2019, the VAT tax rates on sales, imported goods that were previously subject to 16% and 10% are now adjusted to 13% and 9%, respectively.

Withholding Income Tax

According to the EIT Law and the EIT Regulation, dividends generated after January 1, 2008 and dividends payable by foreign enterprises in the PRC to foreign investors shall be subject to a 10% withholding tax unless a tax treaty with different withholding tax arrangements has been made between the PRC and the jurisdiction where any of those foreign investors are registered. According to the Arrangement between the Mainland of China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income issued by SAT on August 21, 2006 and came into effect on December 8, 2006, if the shareholders of a PRC company are Hong Kong residents holding at least 25% of the registered capital of the PRC company, a withholding tax rate of 5% applies to any dividends declared by the PRC company, or if the shareholders of a PRC company are Hong Kong residents holding less than 25% of registered capital, a withholding income tax rate of 10% applies. According to Announcement of SAT on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements effective on November 1, 2015 and partly amended on June 15, 2018, the withholding tax rate of 5%

does not automatically apply. To enjoy the treatment of tax treaties on the dividend clause of the tax treaty, an enterprise shall apply to the local competent tax authorities for approval.

Pursuant to the Announcement on Matters Concerning “Beneficial Owners” in Tax Treaties, issued by the SAT on February 3, 2018 and came into effect on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicants shall submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status.

Cultural development fee

According to the Supplementary Notice on Issues Relating to Cultural Undertaking Development Fee Policies Relating to the Pilot Scheme of Levying VAT in Place of Business Tax and Administration of Levying effective as from May 1, 2016, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the billed sales amount obtained from the provision of advertising services offset by the after-tax payment made to other advertising service providers or publishers.

Regulations Related to Labor

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, and last amended on December 29, 2018 and became effective on the same date, provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. Employers must establish and improve the system for occupational safety and healthcare, provide training on occupational safety and healthcare to employees, comply with national and local regulations on occupational safety and healthcare, and provide necessary labor protective supplies to employees.

The Labor Contract Law of the PRC issued by the SCNPC on June 29, 2007 and last revised on December 28, 2012 and came into effect on July 1, 2013, requires every employer to enter into a written contract of employment with each of its employees. The employer shall not force the employees to work beyond the time limit and each employer must pay overtime compensation to its employees. The wage of each employee shall be no less than the local standard on minimum wages.

Regulations Related to Social Insurance and Housing Provident Funds

In accordance with the Social Insurance Law of the PRC issued by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018 and became effective on the same date, an employee shall participate in five types of social insurance funds, including pension insurance, medical insurance, unemployment insurance, maternity insurance and occupational injury insurance. The premiums for maternity insurance and occupational injury insurance are paid by the employer, while the premiums for pension insurance, medical insurance and unemployment insurance are paid by both the employer and the employee. If the employer fails to fully contribute to social insurance funds on time, the collection agency for such social insurance may demand the employer to make full payment or to pay the shortfall within a set period and collect a late charge. If the employer fails to pay after the due date, the relevant government administrative body may impose a fine on the employer.

In accordance with the Regulation on the Administration of Housing Provident Funds issued by the State Council on April 3, 1999 and last revised on March 24, 2019 and came into effect on the same date, enterprises must register with the competent managing center for housing funds and shall contribute to the Housing Provident Fund for any employee on its payroll. Where an employer fails to pay up housing provident funds within the prescribed time limit, the employer may be fined and ordered to make payment within a certain period.

Regulations Related to Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures with respect to the stock incentive plan.

In addition, the State Administration for Taxation has issued circulars in relation to employee stock incentive awards, under which our employees based in the PRC shall be subject to PRC individual income tax for exercising their incentive awards. Our PRC subsidiaries shall be responsible to file documents related to employee stock incentive plan with relevant tax authorities and to withhold individual income taxes of those employees who opt to exercise their stock incentive awards.

Regulations Related to M&A Rules

In Accordance with the Rules on the Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, promulgated by the MOFCOM on August 8, 2006 and amended on June 22, 2009 and became effective on the same date, a foreign investor was required to obtain necessary approvals when (i) a foreign investor establishes a foreign-invested enterprise either by acquiring equity in a domestic non-foreign invested enterprise, or subscribing for new equity in a domestic enterprise via an increase of registered capital; or (ii) a foreign investor establishes a foreign-invested enterprise which purchase and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. Approval from MOFCOM is required if a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him.

According to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Invested Enterprises promulgated by the MOFCOM and last amended on June 29, 2018 and became effective on June 30, 2018, acquisition of domestic enterprises by foreign investor, which does not involve the implementation of special administrative measures and does not fall in the Article 11 of the M&A Rules, is no longer subject to approval. A record-filing procedure shall be applied instead.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Mr. Jinnan (Marco) Lai	44	Founder, Chief Executive Officer and Director
Mr. Ning Ding	40	Co-founder, Chief Technology Officer and Director
Mr. Zelong Li	34	Vice President and Director
Mr. Tao Huang	35	Director
Mr. Ye Yuan	32	Director
Ms. Xi (Catherine) Chen	36	Chief Financial Officer
Ms. Juan Ren	34	Vice President

Mr. Jinnan (Marco) Lai, is our founder, Chief Executive Officer and director. Mr. Lai has served as a director and the Chief Executive Officer of Lizhi BVI since December 2010 and our director and Chief Executive Officer since January 2019. Before founding Lizhi, Mr. Lai was a successful serial entrepreneur in China’s internet industry. He worked as the chief executive officer for Shanghai Labox Information Technology Limited from 2007 to 2010, and also founded Guangzhou Mowang Information Technology Co., Ltd. and served as its president from 2003 to 2007. Before starting his business career, Mr. Lai was a radio host.

Mr. Ning Ding is our co-founder, Chief Technology Officer and director. Mr. Ding has served as a director of Lizhi BVI since March 2012 and our director since January 2019. Mr. Ding has been the chief technology officer of Guangzhou Lizhi since 2010. Previously, Mr. Ding served as the deputy general manager of technology for Shanghai Labox Information Technology Limited from 2007 to 2010. He worked for Guangzhou Mowang Information Technology Co., Ltd. as its development manager from 2006 to 2007. Mr. Ding graduated from Southwest University with a bachelor’s degree in computer science and technology.

Mr. Zelong Li is our Vice President and director. Mr. Li has served as a director of Lizhi BVI since June 2017 and our director since March 2019. Mr. Li has been a vice president of Guangzhou Lizhi since 2010. Before joining us, Mr. Li served as a product manager for Shanghai Labox Information Technology Limited from 2008 to 2010. Mr. Li graduated from Guangdong Mechanical & Electrical College of Technology with a bachelor’s degree in computer application.

Mr. Tao Huang is our director. Mr. Huang has served as a director of Lizhi BVI since June 2017 and our director since March 2019. He has also been a directorate general manager of Orchid Asia Group since March 2010. Prior to that, Mr. Huang worked for McKinsey & Company from 2006 to 2009. Mr. Huang received his bachelor’s degree from University of International Business and Economics.

Mr. Ye Yuan is our director. Mr. Yuan has served as a director of Lizhi BVI since September 2017 and our director since March 2019. Mr. Yuan is a partner at Morningside Venture Capital Limited (“MVCL”) and has been working at MVCL since July 2011. Before that, Mr. Yuan worked as an assistant audit manager at KPMG from 2007 to 2011. Mr. Yuan received his bachelor’s degree from Nanjing University.

Ms. Xi (Catherine) Chen is our Chief Financial Officer. Ms. Chen joined us in 2019 and serves as our Chief Financial Officer. Previously, Ms. Chen worked in Goldman Sachs Investment Banking Division from 2010 to 2019 and served as an executive director from 2016 to 2019. Before that, Ms. Chen worked in the London offices of the Investment Banking Division of Credit Suisse from 2009 to 2010. Ms. Chen received her bachelor’s degree and master’s degree from Tsinghua University.

Ms. Juan Ren is our Vice President. Ms. Ren has served as our Vice President since May 2015. Ms. Ren has been the vice president of Guangzhou Lizhi since 2011. Previously, Ms. Ren served as a financial manager for a branch of Shenzhen B&K New Energy Co., Ltd. from 2007 to 2011. Ms. Ren graduated from Hubei Polytechnic University.

Board of Directors

Our board of directors will consist of                directors, including    independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the [NYSE]/[NASDAQ] generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the [NYSE]/[NASDAQ] permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

[A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. In addition, the interested director shall not vote (nor be counted in the quorum) on any resolution of our board of directors approving any contract or arrangement or any other proposal in which he or any of his close associates is materially interested in except for certain circumstances as set out in the Articles of Association. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.]

Committees of the Board of Directors

We have established the following committees in our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The committees operate in accordance with terms of reference established by our board of directors.

Audit Committee. Our audit committee consists of                ,                and                 .                will be the chairman of our audit committee. We have determined that each of                ,                and                 satisfies the “independence” requirements of [Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]/[NYSE listing manual] and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of                ,                and                 . and is chaired by                . We have determined that                ,                and                 satisfies the “independence” requirements of [Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]/[NYSE listing manual]. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration of all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                ,                and                 , and is chaired by                . We have determined that each of                ,                and                 satisfies the “independence” requirements of the [Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market]/[NYSE listing manual]. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•

recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board pursuant to the terms of the Third Amended and Restated Memorandum and Articles of Association, effective upon the completion of this offering;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

•	evaluating the performance and effectiveness of the board as a whole; and

•	reviewing and approving compensation for our directors.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from                consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable [NYSE/NASDAQ] rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. [We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice.] In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for [one year] following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB4.1 million (US$0.6 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

In January 2017, Lizhi BVI adopted the 2018 Share Incentive Plan, or the 2018 BVI Plan. Under the 2018 BVI Plan, Lizhi BVI granted 27,765,900 options and restricted shares to its certain management members, employees and a consultant corresponding to 27,765,900 ordinary shares.

We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan, for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2019 Share Incentive Plan has replaced the 2018 BVI Plan in its entirety. As of the date of this prospectus, we have granted 38,194,330 options and restricted shares to certain management members, employees and consultant corresponding to 38,194,330 of our ordinary shares pursuant to the 2019 Share Incentive Plan. All granted and outstanding awards under the 2018 BVI Plan have since been terminated.

The maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 40,000,000 shares. As of the date of this prospectus, awards representing 38,194,330 shares under the 2019 Share Incentive Plan were granted. The awards issued under the 2019 Share Incentive Plan are vested by equal instalment for four years upon a qualified public offering, with the same meaning as such term is defined in the Shareholders Agreement (the “Qualified Public Offering”).

The following paragraphs summarize the terms of the 2019 Share Incentive Plan.

Types of Awards. The 2019 Share Incentive Plan permits the awards of options and restricted shares.

Plan Administration. The 2019 Share Incentive Plan is administered by our board of directors or committee or individuals authorized by our board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2019 Share Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2019 Share Incentive Plan after ten years from the date the 2019 Share Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2019 Share Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

Termination and Amendment. Unless terminated earlier, the 2019 Share Incentive Plan has a term of 10 years. The plan administrator has the authority to amend or terminate the 2019 Share Incentive Plan, provided that, such termination or amendment shall not adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

The following table summarizes, as of the date of this prospectus, the awards granted under the 2019 Share Incentive Plan to our directors and executive officers.

Name	Restricted Shares Granted	Date of Grant	Date of Expiration
Mr. Jinnan (Marco) Lai	—	—	—
Mr. Ning Ding	—	—	—
Mr. Zelong Li	*	May 31, 2019	—
Mr. Tao Huang	—	—	—
Mr. Ye Yuan	—	—	—
Ms. Xi (Catherine) Chen	10,428,430	May 31, 2019	—
Ms. Juan Ren	*	May 31, 2019	—

*	Less than 1% of our total outstanding shares.

As of the date of this prospectus, other grantees as a group under the 2019 Share Incentive Plan held awards representing 18,865,900 ordinary shares.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 829,036,090 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and             ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	%	Number	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power
Directors and Executive Officers**:
Jinnan (Marco) Lai(1)	207,480,000	25.0
Ning Ding(2)	39,000,000	4.7
Zelong Li	*	*
Tao Huang	—	—
Ye Yuan	—	—
Xi (Catherine) Chen	—	—
Juan Ren	*	*
All Directors and Executive Officers as a Group	248,705,000	29.9

Principal Shareholders:
Matrix Partners China I Hong Kong Limited(3)	181,249,990	21.9
Cyber Dreamer Limited(4)	128,152,790	15.5
Morningside China TMT Fund II, L.P.(5)	112,662,460	13.6
Morningside China TMT Top Up Fund, L.P.(6)	65,337,530	7.9

Notes:
*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 829,036,090, being the number of ordinary shares outstanding as of the date of this prospectus on an as-converted basis, and (ii) the number of ordinary shares underlying share options or restricted shares held by such person or group that are exercisable or issuable within 60 days after the date of this prospectus.

†	The address of our directors and executive officers is Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, The People’s Republic of China.
(1)

Represents 207,480,000 ordinary shares held by Mr. Lai through Voice Future Ltd, or Voice Future (among which 15,265,000 shares are held by Mr. Lai in trust for the benefits of certain independent third parties). Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by The Core Trust Company Limited as trustee for a trust established by Mr. Lai as settlor for the benefit of beneficiaries designated by Mr. Lai. Voice Future is a company organized under the laws of the British Virgin Islands. The registered address of Voice Future is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)

Represents 39,000,000 ordinary shares held by Mr. Ning Ding through Voice Intelligence Ltd, or Voice Intelligence. Voice Intelligence is 5% owned by AI VOICE Ltd., an entity controlled by Mr. Ding, and 95% owned by Voice Tech Ltd. The entire interest of Voice Tech Ltd is held by The Core Trust Company as trustee for a trust established by Mr. Ding as settlor for the benefit of beneficiaries designated by Mr. Ding. Voice Intelligence is a company organized under the laws of the British Virgin Islands. The registered address of Voice Intelligence is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)

Represents (i) 100,000,00 Series A Preferred Shares, (ii) 16,666,660 Series B Preferred Shares, and (iii) 64,583,330 Series C Preferred Shares held by Matrix Partners China I Hong Kong Limited. Matrix Partners China I Hong Kong Limited is a company organized under the laws of Hong Kong. The registered address of Matrix Partners China I Hong Kong Limited is Suites 3701-3710, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong. Matrix Partners China I Hong Kong Limited is controlled by Matrix Partners China I, L.P., which holds 90.2% of the equity interest of Matrix Partners China I Hong Kong Limited. The remaining 9.8% of its equity interest is held by Matrix Partners China I-A, L.P. Both Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. are managed by Matrix China I GP GP, Ltd. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China I GP GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. The registered office address of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. All the shares held by Matrix Partners China I Hong Kong Limited will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(4)

Represents 128,152,790 Series D Preferred Share held by Cyber Dreamer Limited. Cyber Dreamer Limited is a company organized under the laws of the British Virgin Islands. The registered address of Cyber Dreamer Limited is Vistra Corporate Services Cenre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Cyber Dreamer Limited is indirectly controlled by AREO Holdings Limited, which is in turn indirectly controlled by Lam Lai Ming. All the shares held by Cyber Dreamer Limited will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(5)

Represents (i) 99,999,990 Series B Preferred Shares and (ii) 12,662,470 Series C Preferred Shares held by Morningside China TMT Fund II, L.P. Morningside China TMT Fund II, L.P. is a an exempted limited partnership registered under the laws of the Cayman Islands. The registered address of Morningside China TMT Fund II, L.P. is Clifton House, 75 Fort Street, PO Box 1350, KY1-1108, Grand Cayman, Cayman Islands. The general partner of Morningside China TMT Fund II, L.P. is Morningside China TMT GP II, L.P., whose general partner is TMT General Partner Ltd. Each of Jianming Shi, Qin Liu and Morningside Venture (VII) Limited is entitled to exercise or control the exercise of one-third of the voting power in TMT General Partner Ltd. Morningside Venture (VII) Limited is wholly and indirectly owned by Landmark Trust Switzerland SA as trustee for benefit of certain members of Mdm. Chan Tan Ching Fen’s family and other charitable objects. All the shares held by Morningside China TMT Fund II, L.P. will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(6)

Represents 65,337,530 Series C Preferred Share held by Morningside China TMT Top Up Fund, L.P. Morningside China TMT Top Up Fund, L.P. is an exempted limited partnership under the laws of the Cayman Islands. The registered address of Morningside China TMT Top Up Fund, L.P. is Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The general partner of Morningside China TMT Top Up Fund, L.P. is Morningside China TMT GP II, L.P., whose general partner is TMT General Partner Ltd. Each of Jianming Shi, Qin Liu and Morningside Venture (VII) Limited is entitled to exercise or control the exercise of one-third of the voting power in TMT General Partner Ltd. Morningside Venture (VII) Limited is wholly and indirectly owned by Landmark Trust Switzerland SA as trustee for benefit of certain members of Mdm. Chan Tan Ching Fen’s family and other charitable objects. All the shares held by Morningside China TMT Top Up Fund, L.P. will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

As of the date of this prospectus, approximately 2.4% of our outstanding ordinary shares or outstanding preferred shares are held by record holders in the United States.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Corporate History and Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Management—Share Incentive Plan.”

Other Related Party Transactions

During the years ended December 31, 2017 and 2018 and for the six months ended June 30, 2019, other than disclosed elsewhere, we did not have any other related party transactions.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

Our share capital is divided into ordinary shares and preferred shares. In respect of all of our ordinary shares and preferred shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Law and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.

As of the date hereof, our authorized share capital consists of US$150,000 divided into 1,500,000,000 shares of a par value of US$0.0001 each, comprising of (i) 930,963,910 Ordinary Shares each with a par value of US$0.0001; (ii) 100,000,000 Series A Shares each with a par value of US$0.0001: (iii) 116,666,650 Series B Shares each with a par value of US$0.0001, (iv) 142,583,330 Series C Shares each with a par value of US$0.0001, (v) 34,697,360 Series C1 Shares each with a par value of US$0.0001; (vi) 26,912,090 Series C1+ Shares each with a par value of US$0.0001; (vii) 128,152,790 Series D Shares each with a par value of US$0.0001, and (viii) 20,023,870 Series D1 Shares each with a par value of US$0.0001. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be designated again or converted into ordinary shares on a one-on-one basis.

We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current Amended and Restated Memorandum and Articles of Association in its entirety immediately prior to the completion of this offering. Our authorized share capital immediately prior to the completion of the offering will be US$                divided into                ordinary shares of a par value of US$                each as our board of directors may determine in accordance with our [Second] Amended and Restated Memorandum and Articles of Association. We will issue                ordinary shares represented by ADSs in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

[Ordinary Shares

General. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the [NYSE/NASDAQ]. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NYSE/NASDAQ] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NYSE/NASDAQ], be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors or by a [special] resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or by [ordinary resolution] of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings can be given for up to 30 years);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability”“ means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.]

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware. This discussion does not purport to be a complete statement of the rights of our shareholders under applicable law in the Cayman Islands and our memorandum and articles of association nor the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an [ordinary resolution] of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Issuances of Shares by Lizhi BVI

The following is a summary of investments in equity interests of Lizhi BVI, which was the holding company of our group prior to the incorporation of Lizhi Inc. in the Cayman Islands in January 2019.

Issuances of Convertible Loans and Warrant

In November 2010, Lizhi BVI issued a convertible loan in the principal amount of US$300,000, or the Series A Convertible Loan, to Matrix Partners China I Hong Kong Limited. In March 2011, Matrix Partners China I Hong Kong Limited converted the Series A Convertible Loan into 300,000 series A preferred shares, which were subdivided into 3,000,000 series A preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In March 2012, Lizhi BVI issued a warrant to Morningside China TMT Fund II, L.P., exercisable to purchase an aggregate of up to 3,333,333 series B preferred shares in an aggregate amount of approximately US$1.0 million. Morningside China TMT Fund II, L.P. exercised such warrant to acquire 3,333,333 series B preferred shares, which were subdivided into 33,333,330 series B preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In April 2014, Lizhi BVI issued a convertible loan in the principal amount of US$1.0 million to each of Morningside China TMT Fund II L.P. and Matrix Partners China I Hong Kong at an annual interest rate of 8% with a term of twelve months after the issuance date, or the 2014 Loan. In December 2014, such holders converted the 2014 Loan into an aggregate of 2,532,494 series C preferred shares, which were subdivided into 25,324,940 series C preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In April 2016, we issued a convertible loan in the principal amount of RMB8.0 million to a third-party at an annual interest rate of 8% with a term of twelve months after the issuance date, or the 2016 April Loan, which was extended to June 2017. In June and October 2016, we issued a convertible loan in the principal amount of RMB5.0 million and RMB15.0 million to certain third parties at an annual interest rate of 8% with a term of twelve months after the issuance date, or the 2016 June and October Loan, and, together with the 2016 April Loan, the 2016 Loans. The 2016 Loans were further amended in June 2017. In December 2017, the 2016 June and October Loan and the 2017 November Loan were converted into an aggregate of 2,691,209 Series C1+ preferred shares, which were subdivided into 26,912,090 series C1+ preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Issuances of Ordinary Shares

In October 2010, Lizhi BVI issued a total of 6,500 ordinary shares at par value of US$1.0 per share to Jinnan (Marco) Lai, Ning Ding, Yang Zhou and Jin Han for nominal consideration. These 6,500 ordinary shares were subdivided into 6,500,000 ordinary shares at par value of US$0.001 upon a 1:1000 share split in March 2011.

In March 2011, Lizhi BVI issued a total of 19,500,000 ordinary shares at par value of US$0.001 to Jinnan (Marco) Lai, Ning Ding, Yang Zhou and Jin Han for nominal consideration. These 19,500,000 ordinary shares, together with the 6,500,000 ordinary shares, were subdivided into 260,000,000 ordinary shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In December 2018, Lizhi BVI repurchased 221,000,000 ordinary shares from Mr. Jinnan (Marco) Lai and 39,000,000 ordinary shares from Mr. Ning Ding and issued same number of ordinary shares to VOICE WORLD Ltd and AI VOICE Ltd, Mr. Jinnan (Marco) Lai’s and Mr. Ning Ding’s wholly owned subsidiary, respectively.

Issuances of Preferred Shares

In March 2011, Lizhi BVI issued 10,000,000 series A preferred shares at par value of US$0.001 to Matrix Partners China I Hong Kong Limited for a consideration of US$1.0 million, partially consisting of the conversion of the Series A Convertible Loan. These 10,000,000 series A preferred shares were subdivided into 100,000,000 series A preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In March 2012, Lizhi BVI issued a total of 8,333,332 series B preferred shares at par value of US$0.001 to Morningside China TMT Fund II, L.P. and Matrix Partners China I Hong Kong Limited for an aggregate consideration of US$2.5 million. These 8,333,332 series B preferred shares were subdivided into 83,333,320 series B preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In February 2014, Lizhi BVI issued 3,333,333 series B preferred shares at par value of US$0.001 to Morningside China TMT Fund II, L.P. for a consideration of US$1.0 million. These 3,333,333 series B preferred shares were subdivided into 33,333,330 series B preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In December 2014, Lizhi BVI issued a total of 14,258,333 series C preferred shares at par value of US$0.001 to Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P. and Matrix Partners China I Hong Kong Limited, for an aggregate consideration of US$12.9 million. These 14,258,333 series C preferred shares were subdivided into 142,583,330 series C preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In January 2015, Lizhi BVI issued a total of 3,469,736 series C1 preferred shares at par value of US$0.001 to People Better Limited and Shunwei Internet Limited, for an aggregate consideration of US$3.2 million. These 3,469,736 series C1 preferred shares were subdivided into 34,697,360 series C1 preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In June 2017, Lizhi BVI issued 8,810,504 series D preferred shares at par value of US$0.0001 to Cyber Dreamer Limited for a consideration of US$22.0 million. These 8,810,504 series D preferred shares were subdivided into 88,105,040 series D preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In August 2017, Lizhi BVI issued 4,004,775 series D preferred shares at par value of US$0.0001 to Cyber Dreamer Limited for a consideration of US$10.0 million. These 4,004,775 series D preferred shares were subdivided into 40,047,750 series D preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In September 2017, Lizhi BVI issued 2,002,387 series D1 preferred shares at par value of US$0.0001 to Evolution Media China L.P. for a consideration of US$5.0 million. These 2,002,387 series D1 preferred shares were subdivided into 20,023,870 series D1 preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In December 2017, Lizhi BVI issued 2,691,209 series C1+ preferred shares at par value of US$0.0001 to Mr. Jinnan (Marco) Lai for a consideration of US$4.2 million. These 2,691,209 series C1+ preferred shares were subdivided into 26,912,090 series C1+ preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Issuances of Shares by LIZHI INC.

The following is a summary of our securities issuances. Please see “Principal Shareholders” for details relating to our principal shareholders as the date of this prospectus.

Issuances of Ordinary Shares

Upon our incorporation in the Cayman Islands in January 2019, we issued one ordinary share at par value of US$0.0001 per share, to Osiris International Cayman Limited, shortly after which was transferred to VOICE WORLD Ltd. On the same day, we issued one ordinary share at par value of US$0.0001 per share to AI VOICE Ltd.

In March 2019, as part of the restructuring transactions in contemplation of this offering, we issued a total of 220,999,999 ordinary shares at par value of US$0.0001 per share to VOICE WORLD Ltd and 38,999,999 ordinary shares at par value of US$0.0001 per share to AI VOICE Ltd, in exchange for 221,000,000 ordinary shares at par value of US$0.0001 per share and 39,000,000 ordinary shares at par value of US$0.0001 per share of Lizhi BVI held by them, respectively.

In September 2019, VOICE WORLD Ltd transferred all of our ordinary shares it holds to Voice Future Ltd for the purpose of establishing a trust for the benefit of persons designated by Mr. Jinnan (Marco) Lai.

In September 2019, AI VOICE Ltd transferred all of our ordinary shares it holds to Voice Intelligence Ltd for the purpose of establishing a trust for the benefit of persons designated by Mr. Ning Ding.

Issuances of Preferred Shares

In March 2019, as part of the restructuring transactions in contemplation of this offering, we issued preferred shares at par value of US$0.0001 per share to the following shareholders in exchange for the corresponding number of issued preferred shares at par value of US$0.0001 per share of Lizhi BVI held by them immediately prior to such issuances.

•

100,000,000 Series A Preferred Shares, 16,666,660 Series B Preferred Shares and 64,583,330 Series C Preferred Shares to Matrix Partners China I Hong Kong Limited, in exchange for 100,000,000 series A preferred shares, 16,666,660 series B preferred shares and 64,583,330 series C preferred shares of Lizhi BVI held by it, respectively;

•

99,999,990 Series B Preferred Shares and 12,662,470 Series C Preferred Shares to Morningside China TMT Fund II, L.P., in exchange for 99,999,990 series B preferred shares and 12,662,470 series C preferred shares of Lizhi BVI held by it, respectively;

•	65,337,530 Series C Preferred Shares to Morningside China TMT Top Up Fund, L.P., in exchange for 65,337,530 series C preferred shares of Lizhi BVI held by it;

•	17,348,680 Series C1 Preferred Shares to People Better Limited, in exchange for 17,348,680 series C1 preferred shares of Lizhi BVI held by it;

•	17,348,680 Series C1 Preferred Shares to Shunwei Internet Limited, in exchange for 17,348,680 series C1 preferred shares of Lizhi BVI held by it;

•	26,912,090 Series C1+ Preferred Shares to VOICE WORLD Ltd, in exchange for 26,912,090 series C1+ preferred shares of Lizhi BVI held by it;

•	128,152,790 Series D Preferred Shares to CYBER DREAMER LIMITED, in exchange for 128,52,790 series D preferred shares of Lizhi BVI held by it; and

•	20,023,870 Series D1 Preferred Shares to Evolution Media China L.P., in exchange for 20,023,870 series D1 preferred shares of Lizhi BVI held by it.

For details about the prior investments in Lizhi BVI, please refer to “—Issuances of Shares by Lizhi BVI.” For details about the rights of holders of our ordinary shares and preferred shares, please refer to “Description of Share Capital.”

Shareholders Agreement

We entered into a shareholders agreement on March 6, 2019 (the “Shareholders Agreement”) with our then existing shareholders, which consisted of holders of our ordinary shares, Series A Shares, Series B Shares, Series C Shares, Series C1 Shares, Series C1+ Shares, Series D Shares and Series D1 Shares.

The Shareholders Agreement provides that, prior to our Qualified Public Offering (as defined in the Shareholders Agreement), our board of directors should consist of six directors, among which three directors shall be appointed by our founders, Mr. Lai and Mr. Ding, and the remaining three director shall be appointed by Matrix, Morningside and Orchid, each appointing one director. The Shareholders Agreement also provides for certain customary investor rights, including information and inspection rights, registration rights, participation rights, rights of first refusal, rights of co-sale and drag-along rights. Except for the registration rights, all of the preferential rights, including the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

The registration rights will survive a Qualified Public Offering until the fifth anniversary of the date of closing of a Qualified Public Offering. A “Qualified Public Offering” refers to a firm commitment underwritten public offering of ordinary shares (or depositary receipts or depositary shares thereof) by an internationally recognized investment bank confirmed by the board of directors of the Company resulting in such shares trading publicly on the NYSE, the Nasdaq, the Hong Kong Stock Exchange, the Shanghai Stock Exchange, the Shenzhen Stock Exchange or another recognized regional or national securities exchange that is approved by the Preferred Majority, in each case, with the valuation of the company being not less than US$400,000,000 and the gross proceeds from the offering being more than US$70,000,000, as is provided in the Shareholders Agreement. A “Preferred Majority” refers to holders of at least 50% of the then outstanding Series A Shares, Series B Shares, Series C Shares, Series C1 Shares, Series C1+ Shares, Series D Shares and Series D1 Shares.

Registration Rights

Pursuant to the Shareholders Agreement, we have granted certain registration rights to holders of our Series A Shares, Series B Shares, Series C Shares, Series C1 Shares, Series C1+ Shares, Series D Shares and Series D1 Shares as described below, which rights will survive the Qualified Public Offering.

Demand registration rights

At any time after the completion of a Qualified Public Offering and before the fifth anniversary of the date that such Qualified Public Offering is completed, holders of at least 25% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the registration of all registrable securities requested by holders. If the underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities shall be reduced as required by such underwriters on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration (including the initial holders). The underwriting as described above shall be restricted so that in any offerings after the initial public offering, the number of registrable securities included in any such registration is not reduced to below 25% of shares of registrable securities for which inclusion has been requested.

We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any other share during such 12-month period. Except for certain circumstances where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give written notice to all holders and make best efforts to register the shares requested to be registered. We are not obligated to effect more than three demand registrations.

Piggyback registration rights

If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the registrable securities shall allocate first to us, second, to each holder requesting inclusion of their registrable securities in such registration on a pro rata basis based on the total number of shares of registrable securities then held by it, and third, to holders of other securities of the Company. The underwriting as described above shall be restricted so that in any offerings after the initial public offering, the number of registrable securities included in any such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested.

Form F-3 registration rights

A majority of holders of all registrable securities then outstanding may request us to file a registration statements on Form F-3. We should promptly give written notice to all other holders of our registrable securities, and as soon as practicable effect the registration of the securities on Form F-3 as requested by such holders as well as holders joining in such request within 20 days after we delivered such written notice. We are not obligated to effect any such registration in certain situations including when the size of the offering is less than US$500,000 or when our board in good faith determines that the registration would be materially detrimental to us and our shareholders.

Expenses of registration

We will bear all registration expenses, other than the selling expenses or other amounts payable to underwriters or brokers in connection with any demand, piggyback or Form F-3 registration.

Participation rights

If any of our shares are offered in an underwritten public offering for the account of any holder, all holders are entitled to include a pro rata number of shares in such offering on terms no less favorable than other selling shareholders. The total number of shares to be offered by all selling shareholders in an underwritten public offering shall not exceed 20% of the total number of shares available for public subscription under such offering, including the over-allotment portion if exercised by underwriters.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

            , as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at            .

[The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR).] In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of            to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii)deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)

if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of            , the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of            , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities.

Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receiving notice from us of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided that no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct or, subject to the next sentence, will be deemed to instruct, the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. To the extent we have provided the depositary with at least 35 days’ notice of a proposed meeting and the notice will be received by all holders and beneficial owners of interests in ADSs no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, if voting instructions are not timely received by the depositary from any holder, such holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by their ADSs as desired, provided that no such instruction shall be deemed given and no discretionary proxy shall be given [(a) if we inform the depositary in writing (and we agree to provide the depositary with such information promptly in writing) that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item(s), if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, the depositary obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands and (c) the voting arrangement and deemed instruction as contemplated under the deposit agreement will be given effect under the laws, rules and regulations of the Cayman Islands and (d) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.]

Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. [Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed or deemed to have been instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any vote.] Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

[We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.]

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•

an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•

in connection with the conversion of foreign currency into U.S. dollars,            shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon[, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise], such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

After the date so fixed for termination, (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered ADR holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder’s name and to deliver such Share certificate to the registered ADR holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

•

incur or assume no liability if any present or future law, rule, regulation, fiat, order or decree of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•

incur or assume no liability by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	incur or assume no liability if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

•

in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

•

not be liable for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

•

may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of             . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, [for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us,] for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary or, in the case of the issuance book portion of the ADR Register, when reasonably requested by the Company solely in order to enable the Company to comply with applicable law.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require, by written notice to the relevant party or parties, that any dispute, suit, action, controversy, claim or proceeding against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL). Notwithstanding the foregoing, such provisions do not prevent an ADS holder form pursuing claims under the United States federal securities laws in federal courts.

Jury Trial Waiver

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADSs and ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the Company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have            ADSs outstanding, representing            ordinary shares, or approximately            % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [NYSE/NASDAQ], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lockup Agreements

We, [our directors and executive officers, our existing shareholders and certain of our option holders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of [180] days after the date of this prospectus. After the expiration of the [180]-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately            ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [NYSE/NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital—Shareholders Agreement—Registration Rights.”

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws, regulations and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, King & Wood Mallesons, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of regarding the determination on residence status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

Material U.S. Federal Income Tax Considerations

U.S. Federal Income Taxation

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. As used herein, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address any U.S. federal taxes (such as estate or gift taxes) other than income taxes, nor does it address any state, local or non-U.S. considerations. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company (a “PFIC”) for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty, in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as a nonpassive or passive asset based on the nature of the income produced in the activity to which the goodwill relates.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year can be made only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Moreover, it is not entirely clear how the contractual arrangements between our WFOEs, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, we will hold a substantial amount of cash following this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders would not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. [NYSE/Nasdaq], where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder made the mark-to-market election, the U.S. Holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market election, distributions paid on ADSs would be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election will not be available.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described in “—Taxation of Distributions” above with respect to dividends paid to certain non- corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, or non-U.S. accounts through which ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to purchase all the ADSs (other than those covered by the over-allotment option described below) if any are purchased.

All sales of ADSs in the United States will be made through United States registered broker-dealers. Sales of ADSs made outside the United States may be made by affiliates of the underwriters. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States of America. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States of America.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to             additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs that are the subject of this offering. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not in excess of $             per ADS. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             ADSs.

Paid by us
	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

We estimate that our total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $             . [We have also agreed to reimburse the underwriters [for up to $            ] for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.]

The underwriters have informed us that they do not intend sales to accounts over which the underwriters have discretionary authority to exceed 5% of the total number of ADSs offered by them.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus[, except issuances pursuant to employee share-based awards outstanding on the date hereof.]

Our directors, executive officers, all of our existing shareholders and [holders of our share-based awards] have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into a transaction that would have the same effect, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, to establish, increase, liquidate or decrease any such position, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

[In addition, we have agreed to instruct             , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with the offering) unless we consent to such deposit or issuance. We have also agreed not to provide such consent without the prior written consent of the representatives. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.]

[At our request, the underwriters have reserved up to             % of the ADSs being offered in this offering (assuming no exercise by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to persons who are directors, executive officers or employees, or who are otherwise associated with us through a directed share program. The number of ADSs available for sale to the general public in the offering will be reduced by the number of directed ADSs purchased by participants in the program. [For certain directors, executive officers, shareholders and option holders purchasing ADSs through the directed share program, the lock-up agreements contemplated above shall govern with respect to their purchases.] The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Any directed ADSs not purchased will be offered by the underwriters to the general public on the same basis as all other ADSs offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed ADSs.]

Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

We have applied to have our ADSs listed on the [New York Stock Exchange/Nasdaq Global Select Market] under the symbol “LIZI.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of ADSs or preventing or retarding a decline in the market price of ADSs. As a result, the price of ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [New York Stock Exchange/Nasdaq Global Select Market] or otherwise, and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. [Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and] may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of ADSs described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the

Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Notice to Prospective Investors in the United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE/NASDAQ] listing fee, all amounts are estimates.

SEC Registration Fee	US$
[NYSE/NASDAQ] Listing Fee	US$
FINRA Filing Fee	US$
Printing and Engraving Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Walkers (Hong Kong). Legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by JunHe LLP. Davis Polk & Wardwell LLP may rely upon Walkers (Hong Kong) with respect to matters governed by Cayman Islands law and King & Wood Mallesons with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lizhi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lizhi Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

August 6, 2019

We have served as the Company’s auditor since 2019.

LIZHI INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31, 2017	As of December 31, 2018		As of December 31, 2018 Pro-forma (unaudited) Note 17
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	206,509	205,604	29,904	205,604	29,904
Accounts receivable, net	12,672	6,485	943	6,485	943
Prepayments and other current assets	11,875	5,924	862	5,924	862

Total current assets	231,056	218,013	31,709	218,013	31,709

Non-current assets:
Property, equipment and leasehold improvement, net	8,865	17,195	2,501	17,195	2,501
Intangible assets, net	2,126	1,451	211	1,451	211
Long-term investment	500	—	—	—	—

Total non-current assets	11,491	18,646	2,712	18,646	2,712

TOTAL ASSETS	242,547	236,659	34,421	236,659	34,421

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) without recourse to the primary beneficiary of RMB52.5 million and RMB76.7 million as of December 31, 2017 and 2018, respectively)	52,454	76,715	11,158	76,715	11,158
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the primary beneficiary of RMB5.9 million and RMB10.7 million as of December 31, 2017 and 2018, respectively)	5,878	10,668	1,552	10,668	1,552
Salary and welfare payable (including salary and welfare payable of the consolidated VIE without recourse to the primary beneficiary of RMB23.3 million and RMB38.3 million as of December 31, 2017 and 2018, respectively)	24,317	39,521	5,748	39,521	5,748
Other tax payable (including other tax payable of the consolidated VIE without recourse to the primary beneficiary of RMB1.2 million and RMB4.9 million as of December 31, 2017 and 2018, respectively)	1,213	4,884	710	4,884	710
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB71.0 million and RMB23.9 million as of December 31, 2017 and 2018, respectively)	71,147	24,026	3,494	24,026	3,494

Total current liabilities	155,009	155,814	22,662	155,814	22,662

TOTAL LIABITIES	155,009	155,814	22,662	155,814	22,662

Commitments and contingencies (Note 16)

LIZHI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2017	As of December 31, 2018		As of December 31, 2018 Pro-forma (unaudited) Note 17
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
MEZZANINE EQUITY:
Series A convertible redeemable preferred shares (US$0.0001 par value; 100,000,000 shares authorized, issued and outstanding with redemption value of RMB0.99, RMB1.32 and liquidation value of RMB0.96, RMB1.36 as of December 31, 2017 and 2018, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	121,421	164,733	23,959	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 116,666,650 shares authorized, issued and outstanding with redemption value of RMB1.15, RMB1.63 and liquidation value of RMB1.06, RMB1.50 as of December 31, 2017 and 2018, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	145,691	195,422	28,423	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 142,583,330 shares authorized, issued and outstanding with redemption value of RMB1.40, RMB1.95 and liquidation value of RMB1.42, RMB1.94 as of December 31, 2017 and 2018, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	190,190	249,150	36,237	—	—
Series C1 convertible redeemable preferred shares (US$0.0001 par value; 34,697,360 shares authorized, issued and outstanding with redemption value of RMB1.39, RMB1.93 and liquidation value of RMB1.42, RMB1.94 as of December 31, 2017 and 2018, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	46,081	60,433	8,790	—	—
Series C1+ convertible redeemable preferred shares (US$0.0001 par value; 26,912,090 shares authorized, issued and outstanding with redemption value of RMB1.37, RMB1.90 and liquidation value of liquidation value of RMB1.74, RMB2.34 as of December 31, 2017 and 2018, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	38,556	49,539	7,205	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 128,152,790 shares authorized, issued and outstanding with redemption value of RMB2.15, RMB2.49 and liquidation value of RMB2.24, RMB2.79 as of December 31, 2017 and 2018, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	216,960	250,098	36,375	—	—
Series D1 convertible redeemable preferred shares (US$0.0001 par value; 20,023,870 shares authorized, issued and outstanding with redemption value of RMB2.11, RMB2.46 and liquidation value of RMB2.24, RMB2.79 as of December 31, 2017 and 2018, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	31,720	37,429	5,444	—	—

TOTAL MEZZANINE EQUITY:	790,619	1,006,804	146,433	—	—

LIZHI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2017	As of December 31, 2018		As of December 31, 2018 Pro-forma (unaudited) Note 17
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary shares (US$0.0001 par value, 930,963,910 shares authorized, 260,000,000 issued and outstanding as of December 31, 2017 and 2018, respectively, 829,036,090 shares authorized, issued and outstanding on a pro-forma basis as of December 31, 2018)	171	171	25	538	78
Additional paid-in capital	—	—	—	1,006,437	146,380
Accumulated deficit	(704,361)	(929,888)	(135,247)	(929,888)	(135,247)
Accumulated other comprehensive income	1,109	3,758	548	3,758	548

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY:	(703,081)	(925,959)	(134,674)	80,845	11,759

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	242,547	236,659	34,421	236,659	34,421

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
			Note 2(e)
Net revenues	453,529	798,561	116,146
Cost of revenues	(330,822)	(565,634)	(82,268)

Gross profit	122,707	232,927	33,878
Operating expenses:
Selling and marketing expenses	(206,795)	(135,014)	(19,637)
General and administrative expenses	(22,645)	(26,702)	(3,884)
Research and development expenses	(43,189)	(83,209)	(12,102)

Total operating expenses	(272,629)	(244,925)	(35,623)

Other (expenses)/income:
Interest (expenses)/income, net	(2,008)	221	32
Foreign exchange losses	(3,563)	(58)	(8)
Investment losses	—	(458)	(67)
Government grants	2,033	3,626	527
Others, net	(205)	(675)	(98)

Loss before income taxes	(153,665)	(9,342)	(1,359)
Income tax expense	—	—	—

Net loss	(153,665)	(9,342)	(1,359)

Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)

Net loss attributable to the Lizhi Inc.’s ordinary shareholders	(444,940)	(225,527)	(32,802)

Net loss	(153,665)	(9,342)	(1,359)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(876)	2,649	385

Total other comprehensive (loss)/income	(876)	2,649	385

Comprehensive loss	(154,541)	(6,693)	(974)
Accretions to preferred shares redemption value	(291,275)	(216,185)	(31,443)

Comprehensive loss attributable to the Lizhi Inc.’s ordinary shareholders	(445,816)	(222,878)	(32,417)

Net loss attributable to the Lizhi Inc.’s ordinary shareholders per share
Basic	(1.73)	(0.87)	(0.13)
Diluted	(1.73)	(0.87)	(0.13)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	260,000,000
Diluted	260,000,000	260,000,000	260,000,000

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Shares	Amounts
		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	260,000,000	171	—	1,985	(256,490)	(254,334)

Net loss	—	—	—	—	(153,665)	(153,665)
Modification of convertible loans	—	—	1,074	—	—	1,074
Modification of preferred shares	—	—	—	—	(4,005)	(4,005)
Preferred shares redemption value accretion	—	—	(1,074)	—	(290,201)	(291,275)
Foreign currency translation adjustment	—	—	—	(876)	—	(876)

Balance at December 31, 2017	260,000,000	171	—	1,109	(704,361)	(703,081)

Net loss	—	—	—	—	(9,342)	(9,342)
Preferred shares redemption value accretion	—	—	—	—	(216,185)	(216,185)
Foreign currency translation adjustment	—	—	—	2,649	—	2,649

Balance at December 31, 2018	260,000,000	171	—	3,758	(929,888)	(925,959)

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
			Note 2(e)
Cash flows from operating activities:
Net Loss	(153,665)	(9,342)	(1,359)
Adjustment to reconcile net loss to net cash (used in)/generated from operating activities:
Depreciation of property, equipment and leasehold improvement	2,509	5,832	848
Amortization of intangible assets	3,361	3,930	572
Foreign exchange losses	3,563	58	8
Investment losses	—	458	67
Interest expense	1,074	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,613)	6,187	900
Prepayments and other current assets	(8,556)	5,951	865
Accounts payable	40,958	24,261	3,529
Deferred revenue	4,822	4,790	697
Salary and welfare payable	12,391	15,204	2,211
Other tax payable	(384)	3,671	534
Accrued expenses and other current liabilities	66,206	(47,038)	(6,841)

Net cash (used in)/generated from operating activities	(31,334)	13,962	2,031

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(7,925)	(14,161)	(2,060)
Purchase of intangible assets	(4,770)	(3,256)	(474)
Cash paid for long-term investment	(500)	—	—
Net cash received from disposal of long-term investment	—	42	6

Net cash used in investing activities	(13,195)	(17,375)	(2,528)

Cash flows from financing activities:
Cash received from convertible loans	27,981	—	—
Proceeds from issuance of Series D convertible redeemable preferred shares	215,643	—	—
Proceeds from issuance of Series D1 convertible redeemable preferred shares	32,835	—	—
Payment of issuance cost for Series D convertible redeemable preferred shares	(8,646)	—	—
Payment of issuance cost for Series D1 convertible redeemable preferred shares	(2,026)	—	—
Cash repayments of convertible loans	(28,000)	—	—

Net cash generated from financing activities	237,787	—	—

Effect of foreign exchange rate changes on cash and cash equivalents	(5,152)	2,508	365

Net increase/(decrease) in cash and cash equivalents	188,106	(905)	(132)
Cash and cash equivalents at beginning of the year	18,403	206,509	30,036

Cash and cash equivalents at end of the year	206,509	205,604	29,904

Supplemental disclosures of cash flow information:
Cash paid for interest expense	1,862	—	—
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	291,275	216,185	31,443
Conversion of convertible loans into Series C1+ convertible redeemable preferred shares	27,981	—	—
Modification of convertible loans	1,074	—	—
Modification of preferred shares	4,005	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization

Lizhi Inc. (the “Company”) was incorporated in the Cayman Islands in January 2019 in connection with a Reorganization of pre-existing entities under common control (see “History of the Group”, below). The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of VIE (collectively referred to as the “Group”). The Group is primarily engaged in the operation of providing audio entertainment, and podcast, advertising and others in the People’s Republic of China (the “PRC” or “China”). The Group commenced its audio entertainment business from fourth quarter of 2016.

As of December 31, 2018, the Company’s consolidated subsidiaries, VIE and subsidiaries of VIE are as follows:

Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services

VIE	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Audio entertainment, and podcast, advertising and other business

Subsidiaries of VIE	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Audio entertainment business and others
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”)	Guangzhou, China Y2016	100	Audio entertainment business and others
Changsha Limang Interaction Entertainment Co., Ltd.	Changsha, China Y2015	100	Audio entertainment business and others
Huai’an Lizhi Network Technology Co., Ltd.	Huai’an, China Y2015	100	Audio entertainment business and others

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

History of the Group

Reorganization

The Group commenced operations through Guangzhou Lizhi in the PRC, formerly known as Guangzhou Taochao Internet Technology Co., Ltd. Guangzhou Lizhi holds an Internet Content Provider (“ICP”) license to operate Lizhi.fm that provides internet information services to its consumers.

In October 2010, Lizhi BVI was incorporated in the British Virgin Islands. In March 2011, Lizhi BVI established Hongyi Technology in the PRC to control Guangzhou Lizhi through contractual arrangements and Guangzhou Lizhi became a VIE of the Group.

In December 2018, Lizhi BVI repurchased all ordinary shares and preferred shares of Lizhi BVI then held by each of Mr. Jinnan (Marco) Lai and Mr. Ning Ding and issued the same amount of ordinary and preferred shares to VOICE WORLD Ltd and AI VOICE Ltd, each a company incorporated in the British Virgin Islands wholly owned by each of Mr. Jinnan (Marco) Lai and Mr. Ning Ding, respectively.

In March 2019, in connection with its incorporation, the Company issued ordinary shares and preferred shares to all of the then existing shareholders of Lizhi BVI based on their equity interests held in Lizhi BVI. After this transaction, Lizhi BVI became a wholly-owned subsidiary of the Company.

The Company’s shareholding structure immediately after the Reorganization was the same as the capital structure of Guangzhou Lizhi immediately prior to the Reorganization. Concurrently, Guangzhou Lizhi became the consolidated VIE of the Group. The Company determined that the Reorganization should be treated as a non-substantive merger with no change in the basis of assets and liabilities of Guangzhou Lizhi. These arrangements were accounted for as a reorganization and the historical financial statements were presented on a carryover basis.

Contractual arrangements with VIE

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Company conducts a portion of their operations in the PRC through Guangzhou Lizhi, and its subsidiaries. The Company has effective control over its VIE and subsidiaries of VIE through a series of contractual arrangements among its wholly-owned PRC subsidiary Hongyi Technology, VIE and their shareholders. The contractual arrangements, as described in more detail below, collectively allow the Company to:

•	exercise effective control over each of its VIE and subsidiaries of VIE;

•	receive substantially all of the economic benefits of VIE and subsidiaries of VIE; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIE and subsidiaries of VIE when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, the Company is the primary beneficiary of VIE and subsidiaries of VIE, and, therefore, have consolidated the financial results of VIE and subsidiaries of VIE in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIE (Continued)

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiary Hongyi Technology, Guangzhou Lizhi and its shareholders (also nominee shareholders).

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into in June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the Group’s VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the Group’s VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligations of Guangzhou Lizhi, or, to the extent applicable, its shareholders, remains outstanding under the VIE arrangements. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreement entered into in June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi exclusively granted Hongyi Technology or any party appointed by Hongyi Technology an irrevocable option to purchase all or part of the shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Hongyi Technology. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi, or all irrevocable options to purchase such shares, have been transfered to Hongyi Technology or its designated person. Hongyi Technology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Hongyi Technology under this agreement. The existing equity transfer agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.

Exclusive Technology Consulting and Service Agreement

Pursuant to an exclusive technology consulting and service agreement entered into in June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax net profit of Guangzhou Lizhi, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technology consulting and service agreement was initially entered into in March 2011 and was

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIE (Continued)

Exclusive Technology Consulting and Service Agreement (Continued)

subsequently superseded by an amended and restated exclusive technology consulting and service agreement on substantially similar terms in June 2017.

Operating Agreement

Pursuant to an operating agreement entered into in June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi agreed that, without written consent of Hongyi Technology or a party designated by it, Guangzhou Lizhi shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Hongyi Technology is also entitled to appoint directors and senior management of Guangzhou Lizhi and instruct Guangzhou Lizhi on matters pertinent to its daily operation, financial management. Guangzhou Lizhi is obligated to fully effectuate the appointment or instructions made by Hongyi Technology in methods consistent with applicable laws and articles of Guangzhou Lizhi. Hongyi Technology is entitled to terminate or extend the operation agreement at its discretion. The existing operating agreement was initially entered into in March 2011 which was subsequently superseded by an amended and restated operation agreement on substantially similar terms in June 2017 and June 2019, respectively.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Guangzhou Lizhi in June 20, 2019, such shareholders of Guangzhou Lizhi irrevocably appointed Hongyi Technology as their attorney-in-fact to act on their behalf on all shareholder matters of Guangzhou Lizhi and exercise all rights as shareholders of Guangzhou Lizhi. This power of attorney shall remain valid until the abovementioned operating agreement is terminated or Guangzhou Lizhi is dissolved, whichever is earlier. The existing series of power of attorney were initially entered into in March 2011 which was subsequently superseded by a series of powers of attorney on substantially similar terms in June 2017 and June 2019, respectively.

The Equity Pledge Agreement, Exclusive Equity Transfer Option Agreement, Exclusive Technology Consulting and Service Agreement, Operating Agreement and Power of Attorney were amended to reflect the changes of shareholders’ holding in the VIE in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Guangzhou Lizhi and the Group continues to consolidate Guangzhou Lizhi.

Risks in relation to the VIE structure

A significant part of the Company’s business is conducted through the VIE of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which will take effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect variable interest entity structure and business operation.

The Company’s ability to control the VIE also depends on the Power of Attorney Hongyi Technology has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIE, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the Group’s VIE as of December 31, 2017 and 2018 and for the years ended December 31, 2017 and 2018 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	30,692	105,381
Accounts receivable, net	12,672	6,485
Prepayments and other current assets	10,711	5,689

Total current assets	54,075	117,555

Non-current assets:
Property, equipment and leasehold improvement, net	8,550	17,122
Intangible assets, net	2,126	1,451
Long-term investment	500	—

Total non-current assets	11,176	18,573

TOTAL ASSETS	65,251	136,128

Current liabilities:
Accounts payable	52,454	76,715
Deferred revenue	5,878	10,668
Salary and welfare payable	23,340	38,303
Other tax payable	1,201	4,866
Accrued expenses and other current liabilities	71,043	23,895
Amount due to the subsidiaries of the Group	135,267	206,069

Total current liabilities	289,183	360,516

TOTAL LIABILITIES	289,183	360,516

	For the year ended
	December 31, 2017	December 31, 2018
	RMB	RMB
Net revenues	453,529	798,561
Net loss	(140,182)	(456)

	For the year ended
	December 31, 2017	December 31, 2018
	RMB	RMB
Net cash (used in)/generated from operating activities	(20,768)	21,262
Net cash used in investing activities	(13,195)	(17,375)
Net cash generated from financing activities	46,434	70,802
Net increase in cash and cash equivalents	12,471	74,689

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and their subsidiaries and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE amounting to approximately RMB28.2 million and RMB28.2 million, as of December 31, 2017 and 2018. As the respective VIE are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in which the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group incurred net loss of RMB153.7 million and RMB9.3 million for the years ended December 31, 2017 and 2018, respectively. Net cash (used in) and generated from operating activities were RMB(31.3) million and RMB14.0 million for the years ended December 31, 2017 and 2018, respectively. Accumulated deficit was RMB704.4 million and RMB929.9 million as of December 31, 2017 and 2018, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares and convertible loans. Refer to Note 12 for details of the Group’s preferred shares financing activities and Note 11 for details of the Group’s convertible loans financing activities. In addition, if the Company successfully completes a Qualified Initial Public Offering (“QIPO”), thereby triggering the automatic conversion of all series of preferred shares into ordinary shares, it will eliminate the possibility of any future cash outflow that may result from the holders of preferred shares exercising their share redemption rights. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and subsidiaries of VIE for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIE and subsidiaries of VIE have been eliminated upon consolidation.

c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, assessment of whether the Group acts as a principal or an agent in different revenue streams, assessment of average user relationship period for podcast business, assessment for the impairment of long-lived assets, valuation allowance of deferred tax assets, determination of the fair value of ordinary shares, preferred shares, and valuation and recognition of share-based compensation expenses.

d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands, British Virgin Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive (loss)/income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange (losses)/gains in the consolidated statements of operations and comprehensive loss.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

e)	Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 28, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 28, 2018, or at any other rate.

f)	Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, accounts receivable, other receivables (included in “Prepayments and other current assets”), accounts payable and other payables (included in “Accrued expenses and other current liabilities”), of which the carrying values approximate their fair value.

See Note 20 for additional information.

g)	Cash and cash equivalents

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2017 and 2018, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$26.7 million (RMB174.3 million) and US$14.5 million (RMB99.4 million), respectively, and denominated in RMB amounting to approximately RMB18.6 million and

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

g)	Cash and cash equivalents (Continued)

RMB97.1 million, respectively. As of December 31, 2017 and 2018, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB13.6 million and RMB9.1 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

As of December 31, 2017 and 2018, the Group had approximately RMB155.1 and RMB152.7 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 75.1% and 74.3% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2017 and 2018, the Group had no restricted cash balance. The Group had no other lien arrangements during 2017 and 2018.

h)	Account receivable

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. Many factors are considered in estimating the general allowance, including but not limited to reviewing accounts receivable balances, historical bad debt rates, aging analysis, customer credit worthiness and industry trend analysis. The Group also makes specific allowance if there is evidence showing that the receivable is unlikely to be collected. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible.

i)	Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Electronic equipment	3 years
Furniture and office equipment	5 years
Vehicles	4 years
Leasehold improvement	shorter of expected lives of leasehold improvement and lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

j)	Intangible assets, net

Intangible assets mainly consist of copyright, software, trademark and others. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Copyright	1-3 years
Software	1-5 years
Trademark and others	3-5 years

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

k)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

l)	Long-term investment

In accordance with ASC 325 Investment—Other, for equity investments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost method accounting is applied. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. The Company assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing rounds.

The Group adopted ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) “Recognition and Measurement of Financial Assets and Financial Liabilities” on January 1, 2019. The adoption did not have a material impact on the Group’s consolidated financial statements.

m)	Revenue recognition

The Group’s revenues comprise audio entertainment revenue, and podcast, advertising and other revenue.

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

Audio entertainment revenue

The Group is principally engaged in operating its own audio entertainment live streaming platform, which enable hosts and users to interact with each other during audio entertainment live streaming services. Audio entertainment revenue is generated from sales of virtual items on the platform. The Group has a recharge system for users to purchase the Group’s virtual currency then purchase virtual items for use. Users can recharge via bank transfer and various online third-party payment platforms, including AliPay, WeChat Pay and other payment platforms. Virtual currency is non-refundable and without expiry. The virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

m)	Revenue recognition (Continued)

Audio entertainment revenue (Continued)

The Group engages hosts to provide audio entertainment live streaming services. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with hosts and their respective guilds in accordance with their audio entertainment live streaming service agreements.

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports audio entertainment revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to hosts and their respective guilds are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing. The Group designs, creates and offers various virtual items for sale to users with pre-determined stand-alone selling prices. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase while time-based items could be used for a fixed period of time such as a virtual special symbol that can be purchased and displayed on the users’ profile over a fixed period of time; Users can purchase either consumable or time-based items and present these virtual items to hosts to show support for their favorite hosts or purchase time-based virtual items that enhance the users’ personal profile.

Revenue related to each consumable item is a single performance obligation provided on a consumption basis and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2017 and 2018, the weighted average contract period for the time-based virtual items purchased were 7 days and 33 days respectively. The Group does not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

Podcast revenue

The Group provides users certain subscription services which entitle paying subscribers access to listen to specific podcast content on the platform. The subscription fee is time-based and is collected upfront from subscribers.

The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services throughout the estimated user relationship period as the subscription period is generally perpetual. Revenue is recognized ratably over the estimated average user relationship period. The estimated average user relationship period is based on data collected from those paying users who have subscribed to a specific podcast content. The Group estimates the user relationship period for a podcast content to be the date a user subscribes to it through the date the Group estimates the paying user listens to the content for the last time. The determination of the estimated average user relationship period is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated average user relationship period on regular basis. Any adjustments arising from changes in the estimated average user relationship period as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

m)	Revenue recognition (Continued)

Podcast revenue (Continued)

The podcast content are licensed by broadcasters to the Group. The Group records revenue on a gross basis considering the Group: (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price.

Contract liabilities

Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services:

	January 1, 2017	December 31, 2017	December 31, 2018
Deferred revenue	1,056	5,878	10,668

During the years ended December 31, 2017 and 2018, the Group recognized revenue amounted to 1,032 and 5,171 respectively that was included in the corresponding opening deferred revenue balance at January 1, 2017 and December 31, 2017.

During the years ended December 31, 2017 and 2018, the Group did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.

Advertising revenue

The Group generates advertisement revenues from rendering of various forms of advertisement services by way of advertisement display on the audio entertainment live streaming platform. Advertisements on the Group’s platform are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. The Group provides sales incentives in the forms of discounts and rebates to advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the agencies. Sales incentives are recorded at the time of revenue recognition based on the contracted rebate rates and contract amount.

The accounts receivable arises primarily from its advertising customers.

	January 1, 2017	December 31, 2017	December 31, 2018
Accounts receivable	9,059	12,672	6,485

Please see Note 3 for additional information.

There were no material contract assets as of December 31, 2017 and December 31, 2018.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC Topic 606:

(i)

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have an original expected duration of one year or less.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

m)	Revenue recognition (Continued)

Practical Expedients (Continued)

(ii)

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

(iii)	Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

n)	Deferred revenue

Deferred revenue primarily consists of unconsumed virtual currency and unamortized revenue from time-based virtual items in the Group’s platform, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

o)	Cost of revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues, consists primarily of revenue sharing fees, salary and welfare benefits, payment handling costs, bandwidth costs and other costs.

p)	Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Company’s websites and platform of applications.

q)	Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image and mobile app, organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2017 and 2018, advertising and promotional expenses were RMB188.9 million and RMB106.1 million, respectively.

r)	Government grants

Government grants represent cash subsidies received from the PRC government by the Group. Government grants are in connection with the Group’s contributions to research and development activities, and tax refunds in local business districts.

s)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

s)	Leases (Continued)

property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

The Group has no capital leases for any of the periods presented.

t)	Share-based compensation

Share based compensation expenses arise from share based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employee and non-employee in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Group is estimating the quantity of awards that will vest. Compensation expenses will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation expenses for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expenses based on its probability assessment, unless on certain situations, the Group may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

u)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and subsidiaries of VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB12.5 million and RMB20.6 million for the years ended December 31, 2017 and 2018, respectively.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

v)	Taxation

Income taxes

Current income taxes are provided on the basis of income/ (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017 and 2018.

w)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

x)	Net loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

x)	Net loss per share (Continued)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net income/ (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/ (loss) per share.

y)	Statutory reserves

In accordance with China’s Company Laws, the Company’s VIE and subsidiaries of VIE in PRC must make appropriations from their after-tax profit, if any (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax profit, if any (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the subsidiary. Appropriations to the other two reserve funds are at the subsidiary’s discretion.

The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2017 and 2018, because the Company’s subsidiary, VIE and subsidiaries of VIE were in the position of accumulated deficit as of December 31, 2017 and 2018.

z)	Comprehensive income/(loss)

Comprehensive income/ (loss) is defined to include all changes in equity/ (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/ (loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

aa)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

bb)	Concentration of credit risk

Advertising and promotional service providers

The Group relied on advertising and promotional service providers and their affiliates to promote its platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the years ended December 31, 2017 and 2018 are as follows:

	For the year ended December 31,
	2017	2018
Total number of advertising and promotional service providers	125	245
Number of service providers that accounted for 10% or more of the Group’s advertising and promotional expenses	1	—
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who accounted for 10% or more of the Group’s advertising and promotional service expenses	16.0%	—

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents and accounts receivable. As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.

Major customers for advertising business

There were two and one customers that had receivable balances derived from the advertising business exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2017 and 2018, respectively, as follows:

	For the year ended December 31,
	2017	2018
Customer A	44.0%	84.9%
Customer B	32.2%	—

cc)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

cc)	Recently issued accounting pronouncements (Continued)

require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this accounting standard update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this accounting standard update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group adopted this new standard effective on January 1, 2019. The adoption of ASU 2016-01 did not have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this update is permitted for all entities. The Group is currently evaluating the impact ASU 2016-02 will have on the Group’s consolidated financial statements, and expects that some existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

cc)	Recently issued accounting pronouncements (Continued)

expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718) “Improvements to Nonemployee Share-Based Payment Accounting”. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group has early adopted this accounting standard on its consolidated financial statements.

3.	Accounts receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2017	December 31, 2018
	RMB	RMB
Accounts receivable, gross:	12,672	6,485
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	12,672	6,485

The Group closely monitors the collection of its accounts receivable and records allowance for doubtful accounts against aged accounts receivable and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balance are written off when they are determined to be uncollectable.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

4.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2017	December 31, 2018
	RMB	RMB
Deposits	1,260	1,749
Prepaid service fees	4	1,080
Prepaid promotional expenses	5,741	728
Staff advances	1,519	439
Receivables from third-party online payment platform	985	349
Deductible Value Added Tax (“VAT”)	930	86
Others	1,436	1,493

Total	11,875	5,924

5.	Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2017 RMB	December 31, 2018 RMB
Electronic equipment	12,190	23,000
Furniture and office equipment	639	1,192
Vehicles	—	989
Leasehold improvement	905	2,379
Total property, equipment and leasehold improvement	13,734	27,560

Less: accumulated depreciation	(4,869)	(10,365)

Property, equipment and leasehold improvement , net	8,865	17,195

Depreciation expenses were RMB2.5 million and RMB5.8 million for the years ended December 31, 2017 and 2018, respectively. No impairment charge was recognized for any of the periods presented.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	Intangible assets

The following table summarizes the Group’s intangible assets:

	December 31, 2017 RMB	December 31, 2018 RMB
Gross carrying amount
Copyright	5,412	7,918
Software	285	610
Trademark and others	—	425

Total intangible assets	5,697	8,953

Less: accumulated amortization
Copyright	(3,385)	(7,145)
Software	(186)	(303)
Trademark and others	—	(54)

Intangible assets, net	2,126	1,451

Amortization expense for the years ended December 31, 2017 and 2018 were RMB3.4 million and RMB3.9 million, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets
RMB
2019	862
2020	367
2021	149
2022	47
2023	26

7.	Taxation

a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are exempted from income tax on their foreign-derived incomes in the BVI. There are no withholding taxes in the BVI.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7.	Taxation (Continued)

a)	Income taxes (Continued)

Hong Kong

Subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Guangzhou Lizhi, which was entitled a preferential tax rate of 15% from 2017 to 2019 for its High and New Technology Enterprise (“HNTE”) status. This status is subject to a requirement that Guangzhou Lizhi reapply for HNTE status every three years.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2017 and 2018:

	For the year ended December 31,
	2017	2018
	%	%
Statutory income tax rate of the PRC	25.0	25.0
Tax rate difference from preferential tax treatments and statutory rate in other jurisdictions	(9.1)	(5.3)
Permanent differences	(0.1)	55.4
Change in valuation allowances	(15.8)	(75.1)

Effective income tax rate	—	—

As of December 31, 2018, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2019	10,315
Loss expiring in 2020	27,737
Loss expiring in 2021	40,816
Loss expiring in 2022	25,693
Loss expiring in 2023	51,100

155,661

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7.	Taxation (Continued)

b)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	21,204	27,840
Advertising expenses in excess of deduction limit	23,116	21,059
Deferred revenue	882	1,600

Total deferred tax assets	45,202	50,499

Less: valuation allowances	(45,202)	(50,499)

Net deferred tax assets	—	—

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the periods presented:

	Balance at January 1	Movement*	Balance at December 31
	RMB	RMB	RMB
2017	(29,940)	(15,262)	(45,202)
2018	(45,202)	(5,297)	(50,499)

*

The movement in valuation allowances were due to the changes of deferred tax assets recognised for net operating tax loss carry forwards, advertising expenses in excess of deduction limit and deferred revenue.

c)	Withholding income tax

The enterprise income tax (“EIT”) Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7.	Taxation (Continued)

c)	Withholding income tax (Continued)

rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.

To the extent that subsidiaries, VIE and subsidiaries of VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2017 and 2018, the Company did not record any such withholding tax of its subsidiaries, VIE and subsidiaries of VIE in the PRC as they are still in accumulated deficit position.

8.	Other tax payable

Sales tax

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of other tax payable as of December 31, 2017 and 2018:

	December 31, 2017 RMB	December 31, 2018 RMB
Cultural development fee	747	1,198
VAT payables	—	2,781
Withholding individual income taxes for employees	465	477
Others	1	428

Total	1,213	4,884

9.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2017 and 2018:

	December 31, 2017 RMB	December 31, 2018 RMB
Advertising and promotional expenses	63,729	16,863
Professional service fees	2,000	4,001
Accrued sales rebates for advertising business	5,271	3,104
Others	147	58

Total	71,147	24,026

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Cost of revenues

The following is a summary of cost of revenues for the years ended December 31, 2017 and 2018:

	For the year ended December 31, 2017 RMB	For the year ended December 31, 2018 RMB
Revenue sharing fees	299,168	527,128
Salary and welfare benefits	8,373	11,750
Payment handling costs	6,991	7,219
Bandwidth costs	2,303	3,490
Others	13,987	16,047

Total	330,822	565,634

11.	Convertible loans

In April 2014, the Group issued a convertible loan in the principal amount of US$1.0 million and US$1.0 million to Morningside China TMT Fund II L.P. and Matrix Partners China I Hong Kong with an annual interest rate of 8% and a due date twelve months after the issuance date (the “2014 Loan”), respectively. Pursuant to the 2014 Loan agreements, the entire or any portion of the 2014 Loan can be converted into Series C preferred shares of the Group at eighty-five percent (85%) of the subscription price of Series C preferred shares whereby the investors waives its right to receive any interest accrued from the loans.

In December 2014, the investors converted the 2014 Loan into an aggregate of 2,532,494 Series C convertible redeemable preferred shares of the Group, at a conversion price of US$0.7897 per share.

In April 2016, the Group issued a convertible loan in the principal amount of RMB8.0 million to a third party Company A (the “Company A”) with an annual interest rate of 8% and a due date twelve months after the issuance date (the “2016 April Loan”). In June and October 2016, the Group issued a convertible loan in the principal amount of RMB5.0 million and RMB15.0 million to a third party Company B (the “Company B”) with an annual interest rate of 8% and a due date twelve months after the issuance date (the “2016 June and October Loan”), respectively. Pursuant to the 2016 April Loan and 2016 June and October Loan agreements, the entire or any portion of these loans can be converted into equity share of Guangzhou Lizhi based on a conversion price of RMB11.24 per share. In April 2017, when the 2016 April Loan was due, the Group entered into an agreement with Company A to extend it to a new maturity date in June 2017.

In June 2017, the Group entered into Bridge Convertible Loan Agreements with the Company A and the Company B respectively, and agreed that all loans will be converted to Series C1+ preferred shares within 6 months after the completion of Series D1+ financing and revised the conversion price of all loans to RMB10.404 (US$1.5101) per share with no consideration. When the terms of the loan were revised (i.e. conversion date and conversion price), the change in the terms was accounted for as a modification (RMB1.1 million) and the incremental discount created is being amortized over the new loan term. On November 30, 2017, the Company A gave up its conversion right of 2016 April Loan and then on the same date, the Group granted a new RMB8.0 million convertible loan (the “2017 November Loan”) to the Company B, together with its 2016 June and October Loan, the Company B has RMB28.0 million convertible loans in total.

On December 14, 2017, the carrying value of the 2016 June and October Loan and the 2017 November Loan of RMB28.0 million was converted into 2,691,209 Series C1+ convertible redeemable preferred shares, at a conversion price of RMB10.404 (US$1.5101) per share.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares

Series A, B, C, C1, C1+, D and D1 convertible redeemable preferred shares are collectively referred to as the “Preferred Shares”. Since their inception in 2011, the Group have raised approximately US$61.9 million in equity financing from a group of investors:

Series A financing

In March 2011, the Group raised an aggregate of US$1,000,000 from the issuance of 10,000,000 Series A preferred shares of the Company to Matrix Partners China I Hong Kong Limited. These 10,000,000 Series A preferred shares were subdivided into 100,000,000 Series A preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series B financing

In March 2012, the Group raised an aggregate of US$2,500,000 from the issuance of 1,666,666 and 6,666,666 Series B preferred shares of the Group to Morningside China TMT Fund II, L.P. and Matrix Partners China I Hong Kong Limited, respectively. These 8,333,332 Series B preferred shares were subdivided into 83,333,320 Series B preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In February 2014, the Group raised an aggregated of US$1,000,000 from the issuance of 3,333,333 Series B preferred shares of the Group to Morningside China TMT Fund II, L.P. These 3,333,333 Series B preferred shares were subdivided into 33,333,330 Series B preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series C financing

In December 2014, the Group issued 1,266,247 and 1,266,247 Series C preferred shares of the Group to Matrix Partners China I Hong Kong and Morningside China TMT Fund II, L.P. upon the conversion of the 2014 Loan, respectively. These 2,532,494 Series C preferred shares were subdivided into 25,324,940 Series C preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In December 2014, the Group raised an aggregate of US$10,894,477 from the issuance of 5,192,086 and 6,533,753 Series C preferred shares of the Company to Matrix Partners China I Hong Kong and Morningside China TMT Top Up Fund, L.P., respectively. These 11,725,839 Series C preferred shares were subdivided into 117,258,390 Series C preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series C1 financing

In January 2015, the Group raised an aggregate of US$3,223,675 from the issuance of 1,734,868 and 1,734,868 Series C+ preferred shares of the Group to People Better Limited and Shunwei Internet Limited, respectively. These 3,469,736 Series C1 preferred shares were subdivided into 34,697,360 Series C1 preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series C1+ financing

In December 2017, the Group issued 2,691,209 Series C1+ preferred shares of the Group to the Group B upon the conversion of the 2016 June and October Loan and the 2017 November Loan. These 2,691,209 Series C1+ preferred shares were subdivided into 26,912,090 Series C1+ preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares (Continued)

Series D financing

In June 2017, the Group raised an aggregate of US$22,000,000 from the issuance of 8,810,504 Series D preferred shares of the Group to Cyber Dreamer Limited. These 8,810,504 Series D preferred shares were subdivided into 88,105,040 Series D preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In July 2017, the Group raised an aggregate of US$10,000,000 from the issuance of 4,004,775 Series D preferred shares of the Group to Cyber Dreamer Limited. These 4,004,775 Series D preferred shares were subdivided into 40,047,750 Series D preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series D1 financing

In July 2017, the Company raised an aggregate of US$5,000,000 from the issuance of 2,002,387 Series D1 preferred shares of the Company to Evolution Media China L.P. These 2,002,387 Series D1 preferred shares were subdivided into 20,023,870 Series D1 preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

The key terms of the Preferred Shares are as follows:

Conversion right

The Series A, B, C, C1, C1+, D and D1 preferred shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of preferred shares into such number of fully paid and non-assessable ordinary Shares. Each preferred share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a QIPO, which means the Company has been registered under the applicable securities laws with a pre-offering valuation of at least US$400,000,000, and gross proceeds to the Company in excess of US$70,000,000. If the offering does not constitute a QIPO, it is at the option of holders of preferred shares to convert. No fractional ordinary share shall be issued upon conversion of the preferred shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of preferred shares.

The conversion ratio for each preferred share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The conversion price shall initially be equal to the issue price per ordinary share. No adjustment in the conversion price for any series of preferred shares shall be made in respect of the issuance of additional ordinary shares unless the consideration per share for an additional ordinary share issued or deemed to be issued by the Company is less than the conversion price for such series in effect on the date of and immediately prior to such issuance.

Redemption right

At any time on or after the earlier of: (i) the Redemption Start Date for each series of preferred shares; or (ii) the date on which a holder of any equity securities of the Company has requested a redemption of its shares, and subject to the law, at the option of a holder of the preferred shares, the Company shall redeem all or any part

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares (Continued)

Redemption right (Continued)

of the outstanding preferred shares held by the requesting holder as elected by such holder out of funds legally available therefor including capital, at the redemption price. “Redemption Start Date” means (i) with respect to the Series C1+, D and D1 preferred shares, December 31, 2020; (ii) with respect to the Series A, B, C and C1 preferred shares, December 31, 2018.

The Series A redemption price shall be equal to the greater of (i) an amount equal to: Series A issue price * 2, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series A Shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series A Shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series B redemption price shall be equal to the greater of (i) an amount equal to: Series B issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series B original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series B shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series B shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series C redemption price shall be equal to the greater of (i) an amount equal to: Series C issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series C original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series C shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series C shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series C1 redemption price shall be equal to the greater of (i) an amount equal to: Series C1 issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series C1 original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series C1 shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series C1 shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series C1+ redemption price shall be equal to the greater of (i) an amount equal to: Series C1+ issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series C1+ original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series C1+

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares (Continued)

Redemption right (Continued)

shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series C1+ shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series D redemption price shall be equal to the greater of (i) an amount equal to: Series D issue price * (1.10)N, N = a fraction, the numerator of which is the number of calendar days between the Series D original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series D shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series D shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series D1 redemption price shall be equal to the greater of (i) an amount equal to: Series D1 issue price * (1.10)N, N = a fraction, the numerator of which is the number of calendar days between the Series D1 original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series D1 shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series D1 shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

Upon issuance of Series D preferred shares, redemption dates and liquidation prices for Series A, B, C and C1 preferred shares were changed to be aligned with the terms stipulated in the Share Purchase Agreement of Series D preferred shares. Based on the independent valuations, the Group compared the fair value of Series A, B, C and C1 preferred shares immediately before and after the modifications, and it’s determined that the changes of the fair value was lower than 10%, therefore, the changes to redemption dates and liquidation prices should be accounted for as modification to related preferred shares.

Dividend rights

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Group, unless and until dividends have been paid in full on the Preferred Shares.

Liquidation rights

After setting aside or paying in full of the Series D and D1 preference amount, the Series C, C1 and C1+ preference amount, the Series B preference amount and the Series A preference amount, the remaining assets of the Group available for distribution to members, if any, shall be distributed to the holders of the preferred shares and ordinary shares on a pro rata basis, based on the number of ordinary shares then held by each holder on an as-converted basis.

Voting rights

Each Preferred Share confers the right to receive notice of, attend and vote at any general meeting of members.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares (Continued)

Voting rights (Continued)

Accounting of Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets. In addition, the Group records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective issue price at the date of issuance net of issuance costs.

The Group has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations. The Group has classified all Preferred Shares as mezzanine equity in the consolidated balance sheet as they are contingently redeemable at the options of the holders.

The modification of the terms of preferred shares that resulted in fair value changes between ordinary shares and preferred shares have been recorded as a deemed dividend.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Preferred shares (Continued)

Voting rights (Continued)

Accounting of Preferred Shares (Continued)

The Company’s preferred shares activities for the years ended December 31, 2017 and 2018 are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C1 Preferred Shares		Series C1+ Preferred Shares		Series D Preferred Shares		Series D1 Preferred Shares		Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Total number of shares	Total amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2017	100,000,000	30,658	116,666,650	50,621	142,583,330	119,672	34,697,360	28,601	—	—	—	—	—	—	393,947,340	229,552
Issuance of Preferred Shares	—	—	—	—	—	—	—	—	26,912,090	27,981	128,152,790	206,997	20,023,870	30,809	175,088,750	265,787
Accretions to Preferred Shares redemption value	—	90,763	—	91,065	—	70,518	—	17,480	—	10,575	—	9,963	—	911	—	291,275
Modification of Preferred Shares	—	—	—	4,005	—	—	—	—	—	—	—	—	—	—	—	4,005

Balance as of December 31, 2017	100,000,000	121,421	116,666,650	145,691	142,583,330	190,190	34,697,360	46,081	26,912,090	38,556	128,152,790	216,960	20,023,870	31,720	569,036,090	790,619

Accretions to Preferred Shares redemption value	—	43,312	—	49,731	—	58,960	—	14,352	—	10,983	—	33,138	—	5,709	—	216,185

Balance as of December 31, 2018	100,000,000	164,733	116,666,650	195,422	142,583,330	249,150	34,697,360	60,433	26,912,090	49,539	128,152,790	250,098	20,023,870	37,429	569,036,090	1,006,804

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Employee Benefits

The Company’s subsidiaries, VIE and subsidiaries of VIE incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2017 and 2018:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Contributions to medical and pension schemes	10,491	16,907
Other employee benefits	1,979	3,652

Total	12,470	20,559

14.	Share-based Compensation

(a)	Description of stock incentive plan

2012 Incentive Plan

In September 2012, the Group permitted the grant of options of the Company to relevant directors and officers of the Company (“the 2012 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options awards generally vest over a period of four years. Vested options shall be held by the Chief Executive Officer (“CEO”) of the Company in trust and may be exercised/transferred after the completion of IPO. In September 2018, the 2012 Incentive Plan was cancelled without the concurrent grant of a replacement award, the Group would recognize any remaining unrecognized compensation cost; however, the 2012 Incentive Plan effectively has no value because it is not probable of vesting until the IPO is completed. Therefore, the Company concluded the cancellation of the 2012 Incentive Plan has no accounting implications and did not recognize share-based compensation expenses in the consolidated statements of operations and comprehensive loss.

2018 Incentive Plan

In September 2018, the Group permitted the grant of options and restricted shares of the Company to relevant directors, officers, other employees and consultants of the Company (“the 2018 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options and restricted shares awards generally vest over a period of four years. Both vested options and restricted shares shall be held by the Chief Executive Officer (“CEO”) of the Company in trust and may be exercised/transferred after the completion of IPO.

As of December 31, 2017 and 2018, the Group did not recognize share-based compensation expenses in the consolidated statements of operations and comprehensive loss, because the Group assessed and concluded that it is not probable that the achievement of the performance condition (i.e. IPO) will be met.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)

(a)	Description of stock incentive plan (Continued)

2018 Incentive Plan (Continued)

As of December 31, 2018, total unrecognized compensation expenses related to unvested awards granted under the 2018 Incentive Plan was RMB40.1 million (US$5.8 million) which is expected to be recognized through the remaining vesting period of each grant if it is probable that the performance condition will be achieved. As of December 31, 2018, the weighted average remaining vesting period was 3.75 years.

(b)	Valuation assumptions

The Group uses binomial option pricing model to determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

2018
Expected volatility	56.38%
Weighted average volatility	56.38%
Expected dividends	—
Risk-free rate	3.05%
Contractual term(in years)	10
Enterprise value per ordinary share	US$0.21

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and the US.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)

(c)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2017 and 2018.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2017	2,950	—	2,950	0.001	—	735

Cancelled	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding at December 31, 2017	2,950	—	2,950	0.001	—	3,031

Cancelled	(2,950)	—	(2,950)	0.001	—	—
Granted	12,766	500	13,266	0.0001	—	—
Forfeited	(101)	—	(101)	0.0001	—	—

Outstanding at December 31, 2018	12,665	500	13,165	0.0001	3.75	20,514

Exercisable as of December 31, 2017	—	—	—	—	—	—

Exercisable as of December 31, 2018	—	—	—	—	—	—

The weighted average grant date fair value of options granted for the years ended December 31, 2017 and 2018 were nil and RMB1.44 (US$0.21) per option, respectively.

No options were exercised for the years ended December 31, 2017 and 2018.

(d)	Restricted shares activities

Summary of restricted shares:

The following table sets forth the summary of restricted shares activities:

	Number of Restricted Shares Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	(in thousands) US$
December 31, 2017
Awarded	14,500	0.21
Vested	—	—

Outstanding at December 31, 2018	14,500	0.21

(e)	Founders’ shares

In accordance with the restricted share agreement dated as of March 7, 2011, all ordinary shares ultimately owned by the Company’s founders became subject to four-year vesting schedule, with 25% vesting on each anniversary of this date of over four years. In the event the founder’s relationship with the Group terminates,

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Share-based Compensation (Continued)

(e)	Founders’ shares (Continued)

directly or indirectly, upon (i) the voluntary termination by the founder of his employment with the Group, or (ii) the termination by the Group of the founder’s employment for any event of default, then the Company shall have the right to repurchase from the founder all of the restricted shares that have not been released from the repurchase right. All of the restricted shares shall be released from the repurchase right upon the earlier to occur of: (i) a QIPO and (ii) the sale of all or substantially all of the assets of the Company or the consolidation, merger or other business combination of the Company with or into any other business entity pursuant to which shareholders of the Company prior to such consolidation, merger or other business combination hold less than a majority of the voting power of the surviving or resulting entity. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and is recognized over the requisite service period.

15.	Net Loss per Share

For the years ended December 31, 2017 and 2018, the Company had potential ordinary shares, including preferred shares, restricted shares and share options granted. As the Group incurred losses for the years ended December 31, 2017 and 2018, these potential preferred shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The number of preferred shares and share options excluded from the calculation of diluted net loss per share of the Company were 569,036,090 and nil, 569,036,090 and nil as of December 31, 2017 and December 31, 2018, respectively.

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2017 and 2018:

	2017	2018
Numerator :
Net loss	(153,665)	(9,342)
Less: accretions to preferred shares redemption value	(291,275)	(216,185)
Less: deemed dividends distributed to Series B preferred shares	(4,005)	—

Net loss attributable to Lizhi Inc.’s shareholders	(448,945)	(225,527)

Denominator:
Weighted average number of ordinary shares outstanding, basic	260,000,000	260,000,000
Weighted average number of ordinary shares outstanding, diluted	260,000,000	260,000,000
Basic net loss per share attributable to Lizhi Inc.’s shareholders	(1.73)	(0.87)
Diluted net loss per share attributable to Lizhi Inc.’s shareholders	(1.73)	(0.87)

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	Commitments and Contingencies

(a)	Commitments

The Group leases office space and staff quarters under non-cancelable operating lease agreements, which expire at various dates through December 2021. As of December 31, 2018, future minimum lease under non-cancelable operating lease agreements were as follows:

Total operating lease commitments
2019	6,034
2020	4,190
2021	259

Total	10,483

For the years ended December 31, 2017 and 2018, the Group incurred rental cost and expenses in the amounts of approximately RMB3.1 million and RMB4.7 million, respectively.

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2017 and 2018.

17.	Unaudited pro-forma balance sheet and net loss per share

Pursuant to the Company’s Share Purchase Agreements in each run financing, the Company’s preferred shares will be automatically converted into ordinary shares upon a QIPO.

Unaudited pro forma shareholders’ deficit as of December 31, 2018, as adjusted for the reclassification of Series A, B, C, C1, C1+, D, D1 preferred shares from mezzanine equity to shareholders’ deficit is shown in the unaudited pro forma consolidated balance sheets.

The unaudited pro forma balance sheet and earnings per share excluded the impacts of the Company’s share-based awards that subject to IPO conditions.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

17.	Unaudited pro-forma balance sheet and net loss per share (Continued)

The unaudited pro-forma basic and diluted loss per share for the year ended December 31, 2018 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of such year, is as follows:

For the year ended December 31, 2018
Numerator (RMB):
Net loss attributable to ordinary shareholders	(225,527)
Pro-forma effect of conversion of preferred shares	216,185

Pro forma net loss attributable to ordinary shareholders—basic and diluted	(9,342)

Denominator:
Denominator for basic net loss per share—weighted average ordinary shares outstanding	260,000,000
Pro-forma effect of conversion of preferred shares	569,036,090

Denominator for pro forma basic and diluted loss per share	829,036,090

Pro forma net loss per share
Basic	(0.01)
Diluted	(0.01)

18.	Subsequent events

Each of Tiya Holding Limited, Tiya Inc. (BVI) and Tiya Inc. (Cayman Islands) was incorporated in first half year of 2019 in Hong Kong, BVI and Cayman Islands, respectively. In March 2019, Guangzhou Tiya Information Technology Co., Ltd. was established by Tiya Holding Limited in PRC. In June 2019, Guangzhou Tiya entered into a series of contractual arrangements with Guangzhou Huanliao and the then existing shareholders of Guangzhou Huanliao, by which Guangzhou Tiya obtained control over Guangzhou Huanliao and transferred its ownership to another VIE of the Group.

On April 15, 2019, Lizhi BVI newly granted 10,428,430 restricted shares to its employees under 2018 Incentive Plan, the unrecognized compensation expense related to the newly granted restricted shares was RMB18.6 million (US$2.7 million).

On May 31, 2019, in connection with the Reorganization in 2019, the board of directors of the Company approved the 2019 Share Incentive Plan (the “2019 Incentive Plan”) whereby the incentive share options and restricted shares granted to employees and non-employees by Lizhi BVI in 2018 Incentive Plan shall be replaced and superseded by the exact number of share options and restricted shares of the Company for each grantee (the “2019 Replacement”). There are no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement, thus, the 2019 Replacement was not considered a modification of share based awards.

The Group has performed an evaluation of subsequent events through August 6, 2019, which is the date the consolidated financial statements are available to be issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

19.	Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company concluded that the Group’s CODM is Mr. Jinnan (Marco) Lai, Chairman of the Board of Directors and CEO.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has one operating segment.

Key revenues streams of one segment are as below:

	December 31, 2017	December 31, 2018
	RMB	RMB
Audio entertainment	436,109	785,101
Podcast, advertising and others	17,420	13,460

Total	453,529	798,561

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

20.	Fair Value Measurement

Assets and liabilities disclosed at fair value:

The Company measures its cash and cash equivalents at amortized cost. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement.

Assets measured at fair value on a nonrecurring basis:

The Company measured its property, equipment and leasehold improvement, intangible assets and long-term investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis:

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2017 and 2018.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIE and subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB46.3 million as of December 31, 2018. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and subsidiaries of VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and subsidiaries of VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

22.	Additional Information—Condensed Financial Statements of the Parent Company

As mentioned in Note 1, the Company was incorporated in the Cayman Islands in January 2019. Lizhi BVI is the predecessor of the Company, thus, the Company disclosed condensed financial statements of Lizhi BVI as follows:

The condensed financial information of Lizhi BVI has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that Lizhi BVI uses the equity method to account for investments in its subsidiaries, VIE and subsidiaries of VIE.

The subsidiaries did not pay any dividend to Lizhi BVI for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of Lizhi BVI, as such, these statements are not the general purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of Lizhi BVI.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Additional Information—Condensed Financial Statements of the Parent Company (Continued)

Lizhi BVI did not have significant capital and other commitments or guarantees as of December 31, 2018.

Condensed statements of operations:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Operation expenses:
General and administrative expenses	(2,332)	(1,036)

Total operating expenses	(2,332)	(1,036)

Other expenses:
Interest expense, net	(69)	(123)
Equity in loss of subsidiaries, VIE and subsidiaries of VIE	(151,264)	(8,183)

Net loss	(153,665)	(9,342)

Accretions to preferred shares redemption value	(291,275)	(216,185)
Net loss attributable to ordinary shareholders	(444,940)	(225,527)
Net loss	(153,665)	(9,342)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(876)	2,649
Total comprehensive loss	(154,541)	(6,693)

Accretions to preferred shares redemption value	(291,275)	(216,185)

Total comprehensive loss to ordinary shareholders	(445,816)	(222,878)

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Additional Information—Condensed Financial Statements of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	50,697	52,237

Total current assets	50,697	52,237

Non-current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	36,841	28,658

Total non-current assets	36,841	28,658

TOTAL ASSETS	87,538	80,895

LIABILITIES
Accrued expenses and other current liabilities	—	50
Total current liabilities	—	50

TOTAL LIABILITIES	—	50

MEZZANINE EQUITY
Series A convertible redeemable preferred shares (US$0.0001 par value; 100,000,000 shares authorized, issued and outstanding with redemption value of RMB0.99, RMB1.32 and liquidation value of RMB0.96, RMB1.36 as of December 31, 2017 and 2018, respectively)	121,421	164,733
Series B convertible redeemable preferred shares (US$0.0001 par value; 116,666,650 shares authorized, issued and outstanding with redemption value of RMB1.15, RMB1.63 and liquidation value of RMB1.06, RMB1.50 as of December 31, 2017 and 2018, respectively)	145,691	195,422
Series C convertible redeemable preferred shares (US$0.0001 par value; 142,583,330 shares authorized, issued and outstanding with redemption value of RMB1.40, RMB1.95 and liquidation value of RMB1.42, RMB1.94 as of December 31, 2017 and 2018, respectively)	190,190	249,150
Series C1 convertible redeemable preferred shares (US$0.0001 par value; 34,697,360 shares authorized, issued and outstanding with redemption value of RMB1.39, RMB1.93 and liquidation value of RMB1.42, RMB1.94 as of December 31, 2017 and 2018, respectively)	46,081	60,433
Series C1+ convertible redeemable preferred shares (US$0.0001 par value; 26,912,090 shares authorized, issued and outstanding with redemption value of RMB1.37, RMB1.90 and liquidation value of liquidation value of RMB1.74, RMB2.34 as of December 31, 2017 and 2018, respectively)	38,556	49,539
Series D convertible redeemable preferred shares (US$0.0001 par value; 128,152,790 shares authorized, issued and outstanding with redemption value of RMB2.15, RMB2.49 and liquidation value of RMB2.24, RMB2.79 as of December 31, 2017 and 2018, respectively)	216,960	250,098

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Additional Information—Condensed Financial Statements of the Parent Company (Continued)

Condensed balance sheets (Continued):

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB
Series D1 convertible redeemable preferred shares (US$0.0001 par value; 20,023,870 shares authorized, issued and outstanding with redemption value of RMB2.11, RMB2.46 and liquidation value of RMB2.24, RMB2.79 as of December 31, 2017 and 2018, respectively)	31,720	37,429

TOTAL MEZZANINE EQUITY	790,619	1,006,804

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 930,963,910 shares authorized, 260,000,000 issued and outstanding as of December 31, 2017 and 2018, respectively)	171	171
Additional paid-in capital	—	—
Accumulated deficit	(704,361)	(929,888)
Accumulated other comprehensive income	1,109	3,758

TOTAL SHAREHOLDERS’ DEFICIT	(703,081)	(925,959)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	87,538	80,895

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22.	Additional Information—Condensed Financial Statements of the Parent Company (Continued)

Condensed Statements of Cash Flows:

	For the year ended December 31,
	2017	2018
	RMB	RMB
Net cash generated from/(used in) operating activities	118	(991)
Net cash used in investing activities
Cash paid for investments in subsidiaries, VIE and subsidiaries of VIE	(213,790)	—

Net cash used in investing activities	(213,790)	—

Net cash generated from financing activities
Proceeds from issuance of Series D convertible redeemable preferred shares	215,643	—
Proceeds from issuance of Series D1 convertible redeemable preferred shares	32,835	—
Payment of issuance cost for Series D convertible redeemable preferred shares	(8,646)	—
Payment of issuance cost for Series D1 convertible redeemable preferred shares	(2,026)	—
Cash received from convertible loans	27,981	—

Net cash generated from financing activities	265,787	—

Effect of exchange rate changes on cash, cash equivalents	(1,567)	2,531
Net increase in cash and cash equivalents	50,548	1,540

Cash and cash equivalents at beginning of the year	149	50,697

Cash and cash equivalents at end of the year	50,697	52,237

Basis of presentation

Lizhi BVI’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIE and subsidiaries of VIE.

For Lizhi BVI only condensed financial information, Lizhi BVI records its investments in subsidiaries, VIE and subsidiaries of VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIE and subsidiaries of VIE” and shares in the subsidiaries, VIE and subsidiaries of VIE’ loss are presented as “Equity in loss of subsidiaries, VIE and subsidiaries of VIE” on the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

LIZHI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31, 2018	As of June 30, 2019		As of June 30, 2019
	RMB	RMB	US$ Note 2(e)	RMB Pro-forma Note 16	US$ Note 2(e) Pro-forma Note 16
ASSETS
Current assets:
Cash and cash equivalents	205,604	161,541	23,531	161,541	23,531
Accounts receivable, net	6,485	3,769	549	3,769	549
Prepayments and other current assets	5,924	11,299	1,646	11,299	1,646

Total current assets	218,013	176,609	25,726	176,609	25,726

Non-current assets:
Property, equipment and leasehold improvement, net	17,195	22,144	3,226	22,144	3,226
Intangible assets, net	1,451	1,794	261	1,794	261
Other non-current assets	—	2,359	345	2,359	345

Total non-current assets	18,646	26,297	3,832	26,297	3,832

TOTAL ASSETS	236,659	202,906	29,558	202,906	29,558

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of RMB76.7 million and RMB61.7 million as of December 31, 2018 and June 30, 2019, respectively)	76,715	61,710	8,989	61,710	8,989
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiary of RMB10.7 million and RMB11.9 million as of December 31, 2018 and June 30, 2019, respectively)	10,668	11,933	1,738	11,933	1,738
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the primary beneficiary of RMB38.3 million and RMB41.9 million as of December 31, 2018 and June 30, 2019, respectively)	39,521	42,979	6,261	42,979	6,261
Other tax payable (including other tax payable of the consolidated VIEs without recourse to the primary beneficiary of RMB4.9 million and RMB0.7 million as of December 31, 2018 and June 30, 2019, respectively)	4,884	692	101	692	101
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB23.9 million and RMB59.9 million as of December 31, 2018 and June 30, 2019, respectively)	24,026	60,120	8,758	60,120	8,758

Total current liabilities	155,814	177,434	25,847	177,434	25,847

TOTAL LIABITIES	155,814	177,434	25,847	177,434	25,847

Commitments and contingencies (Note 15)

LIZHI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2018	As of June 30, 2019		As of June 30, 2019
	RMB	RMB	US$ Note 2(e)	RMB Pro-forma Note 16	US$ Note 2(e) Pro-forma Note 16
MEZZANINE EQUITY:
Series A convertible redeemable preferred shares (US$0.0001 par value; 100,000,000 shares authorized, issued and outstanding with redemption value of RMB1.32, RMB1.84 and liquidation value of RMB1.36, RMB1.70 as of December 31, 2018 and June 30, 2019, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	164,733	206,713	30,111	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 116,666,650 shares authorized, issued and outstanding with redemption value of RMB1.63, RMB2.00 and liquidation value of RMB1.50, RMB1.85 as of December 31, 2018 and June 30, 2019, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	195,422	242,382	35,307	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 142,583,330 shares authorized, issued and outstanding with redemption value of RMB1.95, RMB2.30 and liquidation value of RMB1.94, RMB2.31 as of December 31, 2018 and June 30, 2019, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	249,150	301,177	43,871	—	—
Series C1 convertible redeemable preferred shares (US$0.0001 par value; 34,697,360 shares authorized, issued and outstanding with redemption value of RMB1.93, RMB2.29 and liquidation value of RMB1.94, RMB2.31 as of December 31, 2018 and June 30, 2019, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	60,433	73,120	10,651	—	—
Series C1+ convertible redeemable preferred shares (US$0.0001 par value; 26,912,090 shares authorized, issued and outstanding with redemption value of RMB1.90, RMB2.25 and liquidation value of RMB2.34, RMB2.74 as of December 31, 2018 and June 30, 2019, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	49,539	58,954	8,588	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 128,152,790 shares authorized, issued and outstanding with redemption value of RMB2.49, RMB2.73 and liquidation value of RMB2.79, RMB3.18 as of December 31, 2018 and June 30, 2019, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	250,098	286,578	41,744	—	—
Series D1 convertible redeemable preferred shares (US$0.0001 par value; 20,023,870 shares authorized, issued and outstanding with redemption value of RMB2.46, RMB2.69 and liquidation value of RMB2.79, RMB3.18 as of December 31, 2018 and June 30, 2019, respectively, no shares (unaudited) authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	37,429	43,170	6,288	—	—

TOTAL MEZZANINE EQUITY:	1,006,804	1,212,094	176,560	—	—

LIZHI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2018	As of June 30, 2019		As of June 30, 2019
	RMB	RMB	US$ Note 2(e)	RMB Pro-forma Note 16	US$ Note 2(e) Pro-forma Note 16
SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary shares (US$0.0001 par value, 930,963,910 shares authorized, 260,000,000 issued and outstanding as of December 31, 2018 and June 30, 2019, respectively, 829,036,090 shares authorized, issued and outstanding on a pro-forma basis as of June 30, 2019)	171	171	25	538	78
Additional paid-in capital	—	—	—	1,211,727	176,507
Accumulated deficit	(929,888)	(1,190,700)	(173,444)	(1,190,700)	(173,444)
Accumulated other comprehensive income	3,758	3,907	570	3,907	570

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY:	(925,959)	(1,186,622)	(172,849)	25,472	3,711

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	236,659	202,906	29,558	202,906	29,558

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LIZHI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2018	2019
	RMB	RMB	US$
			Note 2(e)
Net revenues	367,418	486,607	70,882
Cost of revenues	(264,421)	(344,715)	(50,213)

Gross profit	102,997	141,892	20,669
Operating expenses:
Selling and marketing expenses	(68,651)	(121,435)	(17,689)
General and administrative expenses	(10,576)	(16,816)	(2,450)
Research and development expenses	(33,378)	(62,107)	(9,047)

Total operating expenses	(112,605)	(200,358)	(29,186)

Other (expenses)/income:
Interest income, net	64	179	27
Foreign exchange losses	(1,734)	(30)	(5)
Government grants	1,533	4,380	638
Others, net	(52)	(1,585)	(231)

Loss before income taxes	(9,797)	(55,522)	(8,088)
Income tax expense	—	—	—

Net loss	(9,797)	(55,522)	(8,088)

Accretions to preferred shares redemption value	(67,683)	(205,290)	(29,904)

Net loss attributable to the Lizhi Inc.’s ordinary shareholders	(77,480)	(260,812)	(37,992)

Net loss	(9,797)	(55,522)	(8,088)
Other comprehensive income:
Foreign currency translation adjustments	664	149	22

Total other comprehensive income	664	149	22

Total comprehensive loss	(9,133)	(55,373)	(8,066)
Accretions to preferred shares redemption value	(67,683)	(205,290)	(29,904)

Comprehensive loss attributable to the Lizhi Inc.’s ordinary shareholders	(76,816)	(260,663)	(37,970)

Net loss attributable to the Lizhi Inc.’s ordinary shareholders per share
Basic	(0.30)	(1.00)	(0.15)
Diluted	(0.30)	(1.00)	(0.15)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	260,000,000
Diluted	260,000,000	260,000,000	260,000,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LIZHI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Shares	Amounts
		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	260,000,000	171	—	1,109	(704,361)	(703,081)

Net loss	—	—	—	—	(9,797)	(9,797)
Preferred shares redemption value accretion	—	—	—	—	(67,683)	(67,683)
Foreign currency translation adjustment	—	—	—	664	—	664

Balance at June 30, 2018	260,000,000	171	—	1,773	(781,841)	(779,897)

Balance at January 1, 2019	260,000,000	171	—	3,758	(929,888)	(925,959)

Net loss	—	—	—	—	(55,522)	(55,522)
Preferred shares redemption value accretion	—	—	—	—	(205,290)	(205,290)
Foreign currency translation adjustment	—	—	—	149	—	149

Balance at June 30, 2019	260,000,000	171	—	3,907	(1,190,700)	(1,186,622)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LIZHI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2018	2019
	RMB	RMB	US$
			Note 2(e)
Cash flows from operating activities:
Net Loss	(9,797)	(55,522)	(8,088)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and leasehold improvement	2,415	4,318	629
Amortization of intangible assets	2,099	890	130
Foreign exchange losses	1,734	30	5
Changes in operating assets and liabilities:
Accounts receivable	(1,676)	2,716	396
Prepayments and other current assets	5,141	(5,375)	(783)
Accounts payable	4,307	(15,005)	(2,186)
Deferred revenue	(144)	1,265	184
Salary and welfare payable	(960)	3,458	504
Other tax payable	1,999	(4,192)	(611)
Accrued expenses and other current liabilities	(50,271)	36,157	5,266

Net cash used in operating activities	(45,153)	(31,260)	(4,554)

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(8,166)	(11,626)	(1,694)
Purchase of intangible assets	(2,523)	(1,233)	(179)

Net cash used in investing activities	(10,689)	(12,859)	(1,873)

Cash flows from financing activities:
Net cash generated from financing activities	—	—	—

Effect of foreign exchange rate changes on cash and cash equivalents	(1,088)	56	8

Net decrease in cash and cash equivalents	(56,930)	(44,063)	(6,419)
Cash and cash equivalents at beginning of the period	206,509	205,604	29,950

Cash and cash equivalents at end of the period	149,579	161,541	23,531

Supplemental disclosures of cash flow information:
Cash paid for interest expense	—	—	—
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	67,683	205,290	29,904

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization

Lizhi Inc. (the “Company”) was incorporated in the Cayman Islands in January 2019 in connection with a Reorganization of pre-existing entities under common control (see “History of the Group”, below). The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group is primarily engaged in the operation of providing audio entertainment, and podcast, advertising and others in the People’s Republic of China (the “PRC” or “China”). The Group commenced its audio entertainment business from fourth quarter of 2016.

As of June 30, 2019, the Company’s consolidated subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Major Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services
Tiya Inc. (”Tiya Cayman”)	Cayman Islands, Y2019	100	Investment holding
Tiya Inc. (“Tiya BVI”)	British Virgin Islands, Y2019	100	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China Y2019	100	Investment holding
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China Y2019	100	Technical support and consulting services

VIEs	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Audio entertainment, and podcast, advertising and other business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”) *	Guangzhou, China Y2016	100	Audio entertainment business and others

Major subsidiaries of VIEs	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Audio entertainment business and others
Changsha Limang Interaction Entertainment Co., Ltd.	Changsha, China Y2015	100	Audio entertainment business and others
Huai’an Lizhi Network Technology Co., Ltd.	Huai’an, China Y2015	100	Audio entertainment business and others

*	In May 2019, Guangzhou Huanliao was restructured from being a subsidiary of Guangzhou Lizhi to a VIE of Guangzhou Tiya.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

History of the Group

Reorganization

The Group commenced operations through Guangzhou Lizhi in the PRC, formerly known as Guangzhou Taochao Internet Technology Co., Ltd. Guangzhou Lizhi holds an Internet Content Provider (“ICP”) license to operate Lizhi.fm that provides internet information services to its consumers.

In October 2010, Lizhi BVI was incorporated in the British Virgin Islands. In March 2011, Lizhi BVI established Hongyi Technology in the PRC to control Guangzhou Lizhi through contractual arrangements and Guangzhou Lizhi became a VIE of the Group.

In December 2018, Lizhi BVI repurchased all ordinary shares and preferred shares of Lizhi BVI then held by each of Mr. Jinnan (Marco) Lai and Mr. Ning Ding and issued the same amount of ordinary and preferred shares to VOICE WORLD Ltd and AI VOICE Ltd, each a company incorporated in the British Virgin Islands wholly owned by each of Mr. Jinnan (Marco) Lai and Mr. Ning Ding, respectively.

In March 2019, in connection with its incorporation, the Company issued ordinary shares and preferred shares to all of the then existing shareholders of Lizhi BVI based on their equity interests held in Lizhi BVI. After this transaction, Lizhi BVI became a wholly-owned subsidiary of the Company.

The Company’s shareholding structure immediately after the Reorganization was the same as the capital structure of Guangzhou Lizhi immediately prior to the Reorganization. Concurrently, Guangzhou Lizhi became the consolidated VIE of the Group. The Company determined that the Reorganization should be treated as a non-substantive merger with no change in the basis of assets and liabilities of Guangzhou Lizhi. These arrangements were accounted for as a reorganization and the historical financial statements were presented on a carryover basis.

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Company conducts a portion of their operations in the PRC through Guangzhou Lizhi, Guangzhou Huanliao, and their subsidiaries. The Company has effective control over its VIEs and subsidiaries of VIEs through a series of contractual arrangements among its wholly-owned PRC subsidiaries Hongyi Technology and Guangzhou Tiya, VIEs and their shareholders. The contractual arrangements, as described in more detail below, collectively allow the Company to:

•	exercise effective control over each of its VIEs and subsidiaries of VIEs;

•	receive substantially all of the economic benefits of VIEs and subsidiaries of VIEs; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIEs and subsidiaries of VIEs when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, the Company is the primary beneficiary of VIEs and subsidiaries of VIEs, and, therefore, have consolidated the financial results of VIEs and subsidiaries of VIEs in its unaudited interim condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIEs (Continued)

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiaries Hongyi Technology, Guangzhou Tiya, the Company’s VIEs Guangzhou Lizhi, Guangzhou Huanliao and their shareholders (also nominee shareholders).

Guangzhou Lizhi

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into in June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the Group’s VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the Group’s VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement and the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi or, to the extent applicable, its shareholders, remains outstanding under the VIE arrangements. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreement entered into in June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi exclusively granted Hongyi Technology or any party appointed by Hongyi Technology an irrevocable option to purchase all or part of the shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Hongyi Technology. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi, or all irrevocable options to purchase such shares, have been transfered to Hongyi Technology or its designated person. Hongyi Technology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Hongyi Technology under this agreement. The existing equity transfer option agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.

Exclusive Technology Consulting and Service Agreement

Pursuant to an exclusive technology consulting and service agreement entered into in June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax net profit of Guangzhou Lizhi, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Lizhi (Continued)

Exclusive Technology Consulting and Service Agreement (Continued)

terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technology consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technical consulting and service agreement on substantially similar terms in June 2017.

Operating Agreement

Pursuant to an operating agreement entered into in June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi agreed that, without written consent of Hongyi Technology or a party designated by it, Guangzhou Lizhi shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Hongyi Technology is also entitled to appoint directors and senior management of Guangzhou Lizhi and instruct Guangzhou Lizhi on matters pertinent to its daily operation, financial management. Guangzhou Lizhi is obligated to fully effectuate the appointment or instructions made by Hongyi Technology in methods consistent with applicable laws and articles of Guangzhou Lizhi. Hongyi Technology is entitled to terminate or extend the operation agreement at its discretion. The existing operating agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated operating agreement on substantially similar terms in June 2017 and June 2019.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Guangzhou Lizhi in June 20, 2019, such shareholders of Guangzhou Lizhi irrevocably appointed Hongyi Technology as their attorney-in-fact to act on their behalf on all shareholder matters of Guangzhou Lizhi and exercise all rights as shareholders of Guangzhou Lizhi. This power of attorney shall remain valid until the abovementioned operating agreement is terminated or Guangzhou Lizhi is dissolved, whichever is earlier. The existing series of power of attorney were initially entered into in March 2011 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in June 2017 and June 2019, respectively.

The Equity Pledge Agreement, Exclusive Equity Transfer Option Agreement, Exclusive Technology Consulting and Service Agreement, Operating Agreement and Power of Attorney to Guangzhou Lizhi were amended to reflect the changes of shareholders’ holding in the VIEs in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Guangzhou Lizhi and the Group continues to consolidate Guangzhou Lizhi.

Guangzhou Huanliao

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into in May 20, 2019 by and between Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding pledged all of his equity interests in

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Huanliao (Continued)

Equity Pledge Agreement (Continued)

Guangzhou Huanliao to Guangzhou Tiya to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, Mr. Ning Ding, of their obligations under the contractual arrangement of the Group’s VIE. If Guangzhou Huanliao or Mr. Ning Ding fails to perform their obligations under the contractual arrangement of the Group’s VIE, Guangzhou Tiya will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement and the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholder, remains outstanding under the VIE arrangement.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreements entered into on May 20, 2019 by and between Guangzhou Huanliao, Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding exclusively granted Guangzhou Tiya or any party appointed by Guangzhou Tiya an irrevocable option to purchase all or part of the shares in Guangzhou Huanliao held by Mr. Ning Ding at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Guangzhou Tiya. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Huanliao held by then shareholders of Guangzhou Huanliao, or all irrevocable options to purchase such shares, have been transferred to Guangzhou Tiya or its designated person. Guangzhou Tiya is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Guangzhou Tiya under this agreement.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technology consulting and service agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Guangzhou Huanliao, Guangzhou Huanliao agreed to appoint Guangzhou Tiya as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax net profit of Guangzhou Huanliao, for a term of ten years starting from the date thereof. Guangzhou Tiya is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion.

Operation Agreement

Pursuant to an operation agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding agreed that, without written consent of Guangzhou Tiya or a party designated by it, Guangzhou Huanliao shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Guangzhou Tiya is

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Huanliao (Continued)

Operation Agreement (Continued)

also entitled to appoint directors and senior management of Guangzhou Huanliao and instruct Guangzhou Huanliao on matters relating to its daily operation, financial management. Guangzhou Huanliao is obligated to fully effectuate the appointment or instructions made by Guangzhou Tiya in methods consistent with applicable laws and articles of Guangzhou Huanliao. Guangzhou Tiya is entitled to terminate or extend the operation agreement at its discretion.

Power of Attorney

Pursuant to a series of power of attorney issued by Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao on May 20, 2019, Mr. Ning Ding irrevocably appointed Guangzhou Tiya as his attorney-in-fact to act on his behalf on all shareholder matters of Guangzhou Huanliao and exercise all rights as the sole shareholder of Guangzhou Huanliao. This power of attorney shall remain valid until the abovementioned operating agreement or Guangzhou Tiya is terminated or dissolved.

Risks in relation to the VIE structure

A significant part of the Company’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which will take effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect variable interest entity structure and business operation.

The Company’s ability to control the VIEs also depends on the Power of Attorney the shareholders has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s unaudited interim condensed consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2018 and June 30, 2019 and for the six months ended June 30, 2018 and 2019 was included in the accompanying unaudited interim condensed consolidated financial statements of the Group as follows:

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	105,381	64,784
Accounts receivable, net	6,485	3,769
Prepayments and other current assets	5,689	10,518

Total current assets	117,555	79,071

Non-current assets:
Property, equipment and leasehold improvement, net	17,122	22,100
Intangible assets, net	1,451	1,794
Other non-current assets	—	2,359

Total non-current assets	18,573	26,253

TOTAL ASSETS	136,128	105,324

Current liabilities:
Accounts payable	76,715	61,688
Deferred revenue	10,668	11,924
Salary and welfare payable	38,303	41,939
Other tax payable	4,866	682
Accrued expenses and other current liabilities	23,895	59,890
Amount due to the subsidiaries of the Group	206,069	148,124

Total current liabilities	360,516	324,247

TOTAL LIABILITIES	360,516	324,247

	For the six months ended
	June 30, 2018	June 30, 2019
	RMB	RMB
Net revenues	367,418	486,603
Net loss	(2,072)	(52,580)

	For the six months ended
	June 30, 2018	June 30, 2019
	RMB	RMB
Net cash used in operating activities	(39,262)	(27,738)
Net cash used in investing activities	(10,689)	(12,859)
Net cash generated from financing activities	70,802	—
Net increase/(decrease) in cash and cash equivalents	20,851	(40,597)

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately RMB28.2 million and RMB51.0 million, as of December 31, 2018 and June 30, 2019. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group incurred net loss of RMB9.8 million and RMB55.5 million for the six months ended June 30, 2018 and 2019, respectively. Net cash used in operating activities were RMB45.2 million and RMB31.3 million for the six months ended June 30, 2018 and 2019, respectively. Accumulated deficit was RMB929.9 million and RMB1,190.7 million as of December 31, 2018 and June 30, 2019, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares and convertible loans. Refer to Note 11 for details of the Group’s preferred shares financing activities and Note 10 for details of the Group’s convertible loans financing activities. In addition, if the Company successfully completes a Qualified Initial Public Offering (“QIPO”), thereby triggering the automatic conversion of all series of preferred shares into ordinary shares, it will eliminate the possibility of any future cash outflow that may result from the holders of preferred shares exercising their share redemption rights. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s unaudited interim condensed consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies

a)	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements has been prepared on the same basis as the audited financial statements and include all adjustments considered necessary for the fair statement of the Group’s financial position as of June 30, 2019, and results of operations and cash flows for the six months ended June 30, 2018 and 2019. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2017 and 2018, and related notes included in the Group’s audited consolidated financial statements. The financial information as of December 31, 2018 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2018.

Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

b)	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIEs and subsidiaries of VIEs have been eliminated upon consolidation.

c)	Use of estimates

The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, assessment of whether the

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

c)	Use of estimates (Continued)

Group acts as a principal or an agent in different revenue streams, assessment of average user relationship period for podcast business, assessment for the impairment of long-lived assets, valuation allowance of deferred tax assets, determination of the fair value of ordinary shares, preferred shares, and valuation and recognition of share-based compensation expenses.

d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands, British Virgin Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive (loss)/income in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange (losses)/gains in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

e)	Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, the unaudited interim condensed consolidated statements of operations and comprehensive loss and the unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8650, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2019, or at any other rate.

f)	Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

f)	Fair value measurements (Continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, accounts receivable, other receivables (included in “Prepayments and other current assets”), accounts payable and other payables (included in “Accrued expenses and other current liabilities”), of which the carrying values approximate their fair value.

See Note 18 for additional information.

g)	Cash and cash equivalents

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2018 and June 30, 2019, there were cash at bank and demand deposits with terms of less than three months denominated in US dollars amounting to approximately US$14.5 million (RMB99.4 million) and US$13.9 million (RMB95.6 million), respectively, and denominated in RMB amounting to approximately RMB97.1 million and RMB49.6 million, respectively. As of December 31, 2018 and June 30, 2019, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB9.1 million and RMB16.3 million, respectively, which have been classified as cash and cash equivalents on the unaudited interim condensed consolidated balance sheets.

As of December 31, 2018 and June 30, 2019, the Group had approximately RMB152.7 and RMB109.8 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 74.3% and 68.0% of total cash and cash equivalents of the Group, respectively.

As of December 31, 2018 and June 30, 2019, the Group had no restricted cash balance. The Group had no other lien arrangements during the six months ended June 30, 2018 and 2019.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

h)	Accounts receivable

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. Many factors are considered in estimating the general allowance, including but not limited to reviewing accounts receivable balances, historical bad debt rates, aging analysis, customer credit worthiness and industry trend analysis. The Group also makes specific allowance if there is evidence showing that the receivable is unlikely to be collected. Accounts receivable balances are written off against the allowance when they are determined to be uncollectible.

i)	Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Electronic equipment	3 years
Furniture and office equipment	5 years
Vehicles	4 years
Leasehold improvement	shorter of expected lives of leasehold improvement and lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

j)	Intangible assets, net

Intangible assets mainly consist of copyright, software, trademark and others. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Copyright	1-3 years
Software	1-5 years
Trademark and others	3-5 years

k)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

l)	Revenue recognition

The Group’s revenues comprise audio entertainment revenue, and podcast, advertising and other revenue.

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services using the five steps defined under ASC Topic 606.

Audio entertainment revenue

The Group is principally engaged in operating its own audio entertainment live streaming platform, which enable hosts and users to interact with each other during audio entertainment live streaming services. Audio entertainment revenue is generated from sales of virtual items on the platform. The Group has a recharge system for users to purchase the Group’s virtual currency which is then used to purchase virtual items for use. Users can recharge via bank transfer and various online third-party payment platforms, including AliPay, WeChat Pay and other payment platforms. Virtual currency is non-refundable and without expiry. The virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

The Group engages hosts to provide audio entertainment live streaming services. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with hosts and their respective guilds in accordance with their audio entertainment live streaming service agreements.

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports audio entertainment revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to hosts and their respective guilds are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing. The Group designs, creates and offers various virtual items for sale to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase while time-based items could be used for a fixed period of time such as a virtual special symbol that can be purchased and displayed on the users’ profile over a fixed period of time. Users can purchase either consumable or time-based items and present these virtual items to hosts to show support for their favorite hosts or purchase time-based virtual items that enhance the users’ personal profile.

Revenue related to each consumable item is a single performance obligation provided on a consumption basis and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the six months ended June 30, 2018 and 2019, the weighted average contract period for the time-based virtual items purchased were 7 days and 93 days respectively. The Group does not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

l)	Revenue recognition (Continued)

Podcast revenue

The Group provides users certain subscription services which entitle paying subscribers access to listen to specific podcast content on the platform. The subscription fee is time-based and is collected upfront from subscribers.

The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services throughout the estimated average user relationship period as the subscription period is generally perpetual. Revenue is recognized ratably over the estimated average user relationship period. The estimated average user relationship period is based on data collected from those paying users who have subscribed to podcast content. The Group estimates the average user relationship period for a podcast content to be the date a user subscribes to it through the date the Group estimates the paying user listens to the content for the last time. The determination of the estimated average user relationship period is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated average user relationship period. Any adjustments arising from changes in the estimated average user relationship period as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

The podcast content are licensed by broadcasters to the Group. The Group records revenue on a gross basis considering the Group: (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price.

Contract liabilities

Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services:

	January 1, 2018	December 31, 2018	June 30, 2019
Deferred revenue	5,878	10,668	11,933

During the six months ended June 30, 2018 and 2019, the Group recognized revenue amounted to 4,936 and 7,034 respectively that was included in the corresponding opening deferred revenue balance at January 1, 2018 and December 31, 2018.

During the six months ended June 30, 2018 and 2019, the Group did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.

Advertising revenue

The Group generates advertisement revenues from rendering of various forms of advertisement services by way of advertisement display on the audio entertainment live streaming platform. Advertisements on the Group’s platform are generally charged on the basis of duration whereby revenue is recognized ratably over the contract

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

l)	Revenue recognition (Continued)

Advertising revenue (Continued)

period of display. The Group provides sales incentives in the forms of discounts and rebates to advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the agencies. Sales incentives are recorded at the time of revenue recognition based on the contracted rebate rates and contract amount.

The accounts receivable arises primarily from its advertising customers.

	January 1, 2018	December 31, 2018	June 30, 2019
Accounts receivable	12,672	6,485	3,769

Please see Note 3 for additional information.

There were no material contract assets as of December 31, 2018 and June 30, 2019.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC Topic 606:

(i) The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have an original expected duration of one year or less.

(ii) Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

(iii) Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

m)	Deferred revenue

Deferred revenue primarily consists of unconsumed virtual currency and unamortized revenue from time-based virtual items in the Group’s platform, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

n)	Cost of revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues, consists primarily of revenue sharing fees, salary and welfare benefits, payment handling costs, bandwidth costs and other costs.

o)	Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Company’s websites and platform of applications.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

p)	Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image and mobile app, organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the six months ended June 30, 2018 and 2019, advertising and promotional expenses were RMB54.2 million and RMB112.7 million, respectively.

q)	Government grants

Government grants represent cash subsidies received from the PRC government by the Group. Government grants are in connection with the Group’s contributions to research and development activities, and tax refunds in local business districts.

r)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

The Group has no capital leases for any of the periods presented.

s)	Share-based compensation

Share based compensation expenses arise from share based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employee and non-employee in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the unaudited interim condensed consolidated financial statements based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Group is estimating the quantity of awards that will vest. Compensation expenses will reflect the number of awards that are expected to vest and will be adjusted to reflect

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

s)	Share-based compensation (Continued)

those awards that do ultimately vest. The Group recognizes compensation expenses for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expenses based on its probability assessment, unless on certain situations, the Group may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

t)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB9.1 million and RMB14.2 million for the six months ended June 30, 2018 and 2019, respectively.

u)	Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

u)	Taxation (Continued)

Uncertain tax positions (Continued)

consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2018 and June 30, 2019, and for the six months ended June 30, 2018 and 2019.

v)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

w)	Net loss per share

Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.

x)	Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs and subsidiaries of VIEs in PRC must make appropriations from their after-tax profit, if any (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax profit, if any (as

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

x)	Statutory reserves (Continued)

determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the subsidiary. Appropriations to the other two reserve funds are at the subsidiary’s discretion.

The Group has not appropriated any amount to statutory reserves for the six months ended June 30, 2018 and 2019, because the Company’s subsidiary, VIEs and subsidiaries of VIEs were in the position of accumulated deficit as of December 31, 2018 and June 30, 2019.

y)	Comprehensive income/(loss)

Comprehensive income/ (loss) is defined to include all changes in equity/ (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/ (loss), as presented on the unaudited interim condensed consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

z)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

aa)	Concentration and credit risk

Advertising and promotional service providers

The Group relied on advertising and promotional service providers and their affiliates to promote its platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the six months ended June 30, 2018 and 2019 are as follows:

	For the six months ended June 30,
	2018	2019
Total number of advertising and promotional service providers	147	143
Number of service providers that accounted for 10% or more of the Group’s advertising and promotional expenses	1	3
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who accounted for 10% or more of the Group’s advertising and promotional service expenses	11.7%	48.4%

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

aa)	Concentration and credit risk (Continued)

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents and accounts receivable. As of December 31, 2018 and June 30, 2019, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.

Major customers for advertising business

There was one and two customers had receivable balances derived from advertising business exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2018 and June 30, 2019, respectively, as follows:

	December 31, 2018	June 30, 2019
Customer A	84.9%	71.6%
Customer B	—	21.2%

bb)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this accounting standard update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this accounting standard update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group adopted this new standard effective on January 1, 2019. The adoption of ASU 2016-01 did not have a material impact on the Group’s unaudited interim condensed consolidated financial statements.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

bb)	Recently issued accounting pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this update is permitted for all entities. The Group is currently evaluating the impact ASU 2016-02 will have on the Group’s consolidated financial statements, and expects that some existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718) “Improvements to Nonemployee Share-Based Payment Accounting”. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group has early adopted this accounting standard in fiscal year 2018 and has no material impact on its consolidated financial statements.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3.	Accounts receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2018	June 30, 2019
	RMB	RMB
Accounts receivable, gross:	6,485	3,769
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	6,485	3,769

The Group closely monitors the collection of its accounts receivable and records allowance for doubtful accounts against aged accounts receivable and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balance are written off when they are determined to be uncollectable.

4.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2018	June 30, 2019
	RMB	RMB
Deposits	1,749	2,756
Prepaid service fees	1,080	1,115
Prepaid promotional expenses	728	1,439
Staff advances	439	341
Receivables from third-party online payment platform	349	2,315
Deductible Value Added Tax (“VAT”)	86	908
Others	1,493	2,425

Total	5,924	11,299

5.	Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2018 RMB	June 30, 2019 RMB
Electronic equipment	23,000	32,104
Furniture and office equipment	1,192	1,122
Vehicles	989	989
Leasehold improvement	2,379	2,405
Total property, equipment and leasehold improvement	27,560	36,620

Less: accumulated depreciation	(10,365)	(14,476)

Property, equipment and leasehold improvement , net	17,195	22,144

Depreciation expenses were RMB2.4 million and RMB4.3 million for the six months ended June 30, 2018 and 2019, respectively. No impairment charge was recognized for any of the periods presented.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	Intangible assets

The following table summarizes the Group’s intangible assets:

	December 31, 2018 RMB	June 30, 2019 RMB
Gross carrying amount
Copyright	7,918	8,456
Software	610	1,186
Trademark and others	425	544

Total intangible assets	8,953	10,186

Less: accumulated amortization
Copyright	(7,145)	(7,809)
Software	(303)	(449)
Trademark and others	(54)	(134)

Intangible assets, net	1,451	1,794

Amortization expense for the six months ended June 30, 2018 and 2019 were RMB2.1 million and RMB0.9 million, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets
RMB
Remainder of 2019	780
2020	518
2021	243
2022	122
2023	84
2024	47

7.	Other tax payable

Sales tax

The Group’s subsidiaries, VIEs and subsidiaries of VIEs incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of other tax payable as of December 31, 2018 and June 30, 2019:

	December 31, 2018 RMB	June 30, 2019 RMB
Cultural development fees	1,198	3
VAT payables	2,781	63
Withholding individual income taxes for employees	477	505
Others	428	121

Total	4,884	692

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2018 and June 30, 2019:

	December 31, 2018 RMB	June 30, 2019 RMB
Advertising and promotional expenses	16,863	55,391
Professional service fees	4,001	3,731
Accrued sales rebates for advertising business	3,104	248
Others	58	750

Total	24,026	60,120

9.	Cost of revenues

The following is a summary of cost of revenues for the six months ended June 30, 2018 and 2019:

	For the six months ended June 30, 2018 RMB	For the six months ended June 30, 2019 RMB
Revenue sharing fees	242,983	320,710
Salary and welfare benefits	5,325	10,792
Payment handling costs	3,583	7,034
Bandwidth costs	1,503	2,024
Others	11,027	4,155

Total	264,421	344,715

10.	Convertible loans

In April 2014, the Group issued a convertible loan in the principal amount of US$1.0 million and US$1.0 million to Morningside China TMT Fund II L.P. and Matrix Partners China I Hong Kong with an annual interest rate of 8% and a due date twelve months after the issuance date (the “2014 Loan”), respectively. Pursuant to the 2014 Loan agreements, the entire or any portion of the 2014 Loan can be converted into Series C preferred shares of the Group at eighty-five percent (85%) of the subscription price of Series C preferred shares whereby the investors waives its right to receive any interest accrued from the loans.

In December 2014, the investors converted the 2014 Loan into an aggregate of 2,532,494 Series C convertible redeemable preferred shares of the Group, at a conversion price of US$0.7897 per share.

In April 2016, the Group issued a convertible loan in the principal amount of RMB8.0 million to a third party Group A (the “Group A”) with an annual interest rate of 8% and a due date twelve months after the issuance date (the “2016 April Loan”). In June and October 2016, the Group issued a convertible loan in the principal amount of RMB5.0 million and RMB15.0 million to a third party Group B (the “Group B”) with an annual interest rate of 8% and a due date twelve months after the issuance date (the “2016 June and October Loan”), respectively. Pursuant to the 2016 April Loan and 2016 June and October Loan agreements, the entire or any portion of these loans can be converted into equity share of Guangzhou Lizhi based on a conversion price of RMB11.24 per share. In April 2017, when the 2016 April Loan was due, the Group entered into an agreement with Group A to extend it to a new maturity date in June 2017.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Convertible loans (Continued)

In June 2017, the Group entered into Bridge Convertible Loan Agreements with the Group A and the Group B respectively, and agreed that all loans will be converted to Series C1+ preferred shares within 6 months after the completion of Series D1+ financing and revised the conversion price of all loans to RMB10.404 (US$1.5101) per share with no consideration. When the terms of the loan were revised (i.e. conversion date and conversion price), the change in the terms was accounted for as a modification (RMB1.1 million) and the incremental discount created is being amortized over the new loan term. On November 30, 2017, the Group A gave up its conversion right of 2016 April Loan and then on the same date, the Group granted a new RMB8.0 million convertible loan (the “2017 November Loan”) to the Group B, together with its 2016 June and October Loan, the Group B has RMB28.0 million convertible loans in total.

On December 14, 2017, the carrying value of the 2016 June and October Loan and the 2017 November Loan of RMB28.0 million was converted into 2,691,209 Series C1+ convertible redeemable preferred shares, at a conversion price of RMB10.404 (US$1.5101) per share.

11.	Preferred shares

Series A, B, C, C1, C1+, D and D1 convertible redeemable preferred shares are collectively referred to as the “Preferred Shares”. Since their inception in 2011, the Group have raised approximately US$61.9 million in equity financing from a group of investors:

Series A financing

In March 2011, the Group raised an aggregate of US$1,000,000 from the issuance of 10,000,000 Series A preferred shares of the Group to Matrix Partners China I Hong Kong Limited. These 10,000,000 Series A preferred shares were subdivided into 100,000,000 Series A preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series B financing

In March 2012, the Group raised an aggregate of US$2,500,000 from the issuance of 1,666,666 and 6,666,666 Series B preferred shares of the Group to Morningside China TMT Fund II, L.P. and Matrix Partners China I Hong Kong Limited, respectively. These 8,333,332 Series B preferred shares were subdivided into 83,333,320 Series B preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In February 2014, the Group raised an aggregated of US$1,000,000 from the issuance of 3,333,333 Series B preferred shares of the Group to Morningside China TMT Fund II, L.P. These 3,333,333 Series B preferred shares were subdivided into 33,333,330 Series B preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series C financing

In December 2014, the Group issued 1,266,247 and 1,266,247 Series C preferred shares of the Group to Matrix Partners China I Hong Kong and Morningside China TMT Fund II, L.P. upon the conversion of the 2014 Loan, respectively. These 2,532,494 Series C preferred shares were subdivided into 25,324,940 Series C preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	Preferred shares (Continued)

Series C financing (Continued)

In December 2014, the Group raised an aggregate of US$10,894,477 from the issuance of 5,192,086 and 6,533,753 Series C preferred shares of the Group to Matrix Partners China I Hong Kong and Morningside China TMT Top Up Fund, L.P., respectively. These 11,725,839 Series C preferred shares were subdivided into 117,258,390 Series C preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series C1 financing

In January 2015, the Group raised an aggregate of US$3,223,675 from the issuance of 1,734,868 and 1,734,868 Series C+ preferred shares of the Group to People Better Limited and Shunwei Internet Limited, respectively. These 3,469,736 Series C1 preferred shares were subdivided into 34,697,360 Series C1 preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series C1+ financing

In December 2017, the Group issued 2,691,209 Series C1+ preferred shares of the Group to the Group B upon the conversion of the 2016 June and October Loan and the 2017 November Loan. These 2,691,209 Series C1+ preferred shares were subdivided into 26,912,090 Series C1+ preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series D financing

In June 2017, the Group raised an aggregate of US$22,000,000 from the issuance of 8,810,504 Series D preferred shares of the Group to Cyber Dreamer Limited. These 8,810,504 Series D preferred shares were subdivided into 88,105,040 Series D preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

In July 2017, the Group raised an aggregate of US$10,000,000 from the issuance of 4,004,775 Series D preferred shares of the Group to Cyber Dreamer Limited. These 4,004,775 Series D preferred shares were subdivided into 40,047,750 Series D preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

Series D1 financing

In July 2017, the Group raised an aggregate of US$5,000,000 from the issuance of 2,002,387 Series D1 preferred shares of the Group to Evolution Media China L.P. These 2,002,387 Series D1 preferred shares were subdivided into 20,023,870 Series D1 preferred shares at par value of US$0.0001 upon a 1:10 share split in July 2018.

The key terms of the Preferred Shares are as follows:

Conversion right

The Series A, B, C, C1, C1+, D and D1 preferred shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of preferred shares into such number of fully paid and

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	Preferred shares (Continued)

Conversion right (Continued)

non-assessable ordinary Shares. Each preferred share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a QIPO, which means the Company has been registered under the applicable securities laws with a pre-offering valuation of at least US$400,000,000, and gross proceeds to the Company in excess of US$70,000,000. If the offering does not constitute a QIPO, it is at the option of holders of preferred shares to convert. No fractional ordinary share shall be issued upon conversion of the preferred shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, the Group shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of preferred shares.

The conversion ratio for each preferred share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The conversion price shall initially be equal to the issue price per ordinary share. No adjustment in the conversion price for any series of preferred shares shall be made in respect of the issuance of additional ordinary shares unless the consideration per share for an additional ordinary share issued or deemed to be issued by the Group is less than the conversion price for such series in effect on the date of and immediately prior to such issuance.

Redemption right

At any time on or after the earlier of: (i) the Redemption Start Date for each series of preferred shares; or (ii) the date on which a holder of any equity securities of the Group has requested a redemption of its shares, and subject to the law, at the option of a holder of the preferred shares, the Group shall redeem all or any part of the outstanding preferred shares held by the requesting holder as elected by such holder out of funds legally available therefor including capital, at the redemption price. “Redemption Start Date” means (i) with respect to the Series C1+, D and D1 preferred shares, December 31, 2020; (ii) with respect to the Series A, B, C and C1 preferred shares, December 31, 2018.

The Series A redemption price shall be equal to the greater of (i) an amount equal to: Series A issue price * 2, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series A Shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series A Shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series B redemption price shall be equal to the greater of (i) an amount equal to: Series B issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series B original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series B shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series B shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series C redemption price shall be equal to the greater of (i) an amount equal to: Series C issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series C original

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	Preferred shares (Continued)

Redemption right (Continued)

issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series C shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series C shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series C1 redemption price shall be equal to the greater of (i) an amount equal to: Series C1 issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series C1 original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series C1 shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series C1 shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series C1+ redemption price shall be equal to the greater of (i) an amount equal to: Series C1+ issue price * (1.20)N, N = a fraction, the numerator of which is the number of calendar days between the Series C1+ original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series C1+ shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series C1+ shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series D redemption price shall be equal to the greater of (i) an amount equal to: Series D issue price * (1.10)N, N = a fraction, the numerator of which is the number of calendar days between the Series D original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series D shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series D shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

The Series D1 redemption price shall be equal to the greater of (i) an amount equal to: Series D1 issue price * (1.10)N, N = a fraction, the numerator of which is the number of calendar days between the Series D1 original issue date and the redemption date and the denominator of which is 365, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers; or (ii) the fair market value of the Series D1 shares, the valuation of which shall be determined through an independent appraisal performed by an appraiser selected jointly by the Board and the holders of at least a majority of outstanding Series D1 shares; provided that such valuation shall not take into account any liquidity or minority interest discounts.

Upon issuance of Series D preferred shares, redemption dates and liquidation prices for Series A, B, C and C1 preferred shares were changed to be aligned with the terms stipulated in the Share Purchase Agreement of

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	Preferred shares (Continued)

Redemption right (Continued)

Series D preferred shares. Based on the independent valuations, the Group compared the fair value of Series A, B, C and C1 preferred shares immediately before and after the modifications, and it’s determined that the changes of the fair value was lower than 10%, therefore, the changes to redemption dates and liquidation prices should be accounted for as modification to related preferred shares.

Dividend rights

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Group, unless and until dividends have been paid in full on the Preferred Shares.

Liquidation rights

After setting aside or paying in full of the Series D and D1 preference amount, the Series C, C1 and C1+ preference amount, the Series B preference amount and the Series A preference amount, the remaining assets of the Group available for distribution to members, if any, shall be distributed to the holders of the preferred shares and ordinary shares on a pro rata basis, based on the number of ordinary shares then held by each holder on an as-converted basis.

Voting rights

Each Preferred Share confers the right to receive notice of, attend and vote at any general meeting of members.

Accounting of Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the unaudited interim condensed consolidated balance sheets. In addition, the Group records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective issue price at the date of issuance net of issuance costs.

The Group has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations. The Group has classified all Preferred Shares as mezzanine equity in the consolidated balance sheet as they are contingently redeemable at the options of the holders.

The modification of the terms of preferred shares that resulted in fair value changes between ordinary shares and preferred shares have been recorded as a deemed dividend.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	Preferred shares (Continued)

Accounting of Preferred Shares (Continued)

The Group’s preferred shares activities for the six months ended June 30, 2018 and 2019 are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C1 Preferred Shares		Series C1+ Preferred Shares		Series D Preferred Shares		Series D1 Preferred Shares		Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Total number of shares	Total amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2018	100,000,000	121,421	116,666,650	145,691	142,583,330	190,190	34,697,360	46,081	26,912,090	38,556	128,152,790	216,960	20,023,870	31,720	569,036,090	790,619
Accretions to Preferred Shares redemption value	—	11,429	—	14,252	—	20,023	—	4,856	—	3,965	—	11,122	—	2,036	—	67,683

Balance as of June 30, 2018	100,000,000	132,850	116,666,650	159,943	142,583,330	210,213	34,697,360	50,937	26,912,090	42,521	128,152,790	228,082	20,023,870	33,756	569,036,090	858,302

Balance as of January 1, 2019	100,000,000	164,733	116,666,650	195,422	142,583,330	249,150	34,697,360	60,433	26,912,090	49,539	128,152,790	250,098	20,023,870	37,429	569,036,090	1,006,804
Accretions to Preferred Shares redemption value	—	41,980	—	46,960	—	52,027	—	12,687	—	9,415	—	36,480	—	5,741	—	205,290

Balance as of June 30, 2019	100,000,000	206,713	116,666,650	242,382	142,583,330	301,177	34,697,360	73,120	26,912,090	58,954	128,152,790	286,578	20,023,870	43,170	569,036,090	1,212,094

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12.	Employee Benefits

The Company’s subsidiaries, VIEs and subsidiaries of VIEs incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIEs and subsidiaries of VIEs to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the six months ended June 30, 2018 and 2019:

	For the six months ended June 30,
	2018	2019
	RMB	RMB
Contributions to medical and pension schemes	7,675	11,396
Other employee benefits	1,468	2,764

Total	9,143	14,160

13.	Share-based Compensation

(a)	Description of stock incentive plan

2012 Incentive Plan

In September 2012, the Group permitted the grant of options of the Company to relevant directors and officers of the Company (“the 2012 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options awards generally vest over a period of four years. Vested options shall be held by the Chief Executive Officer (“CEO”) of the Company in trust and may be exercised/transferred after the completion of IPO. In September 2018, the 2012 Incentive Plan was cancelled without the concurrent grant of a replacement award, the Group would recognize any remaining unrecognized compensation cost; however, the 2012 Incentive Plan effectively has no value because it is not probable of vesting until the IPO is completed. Therefore, the Company concluded the cancellation of the 2012 Incentive Plan has no accounting implications and did not recognize share-based compensation expenses in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

2018 Incentive Plan

In September 2018 and April 2019, the Group permitted the grant of options and restricted shares of the Company to relevant directors, officers, other employees and consultants of the Company (“the 2018 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options and restricted shares awards generally vest over a period of four years. Both vested options and restricted shares shall be held by the Chief Executive Officer (“CEO”) of the Company in trust and may be exercised/transferred after the completion of IPO.

On May 31, 2019, in connection with the Reorganization in 2019, the board of directors of the Company approved the 2019 Share Incentive Plan (the “2019 Incentive Plan”) whereby the incentive share options and restricted shares granted to employees and non-employees by Lizhi BVI in 2018 Incentive Plan shall be replaced

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Share-based Compensation (Continued)

(a)	Description of stock incentive plan (Continued)

2018 Incentive Plan (Continued)

and superseded by the exact number of share options and restricted shares of the Company for each grantee (the “2019 Replacement”). There are no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement, thus, the 2019 Replacement was not considered a modification of share based awards.

As of December 31, 2018 and June 30, 2019, the Group did not recognize share-based compensation expenses in the unaudited interim condensed consolidated statements of operations and comprehensive loss, because the Group assessed and concluded that it is not probable that the achievement of the performance condition (i.e. IPO) will be met.

As of December 31, 2018 and June 30, 2019, total unrecognized compensation expenses related to unvested awards granted under the 2018 Incentive Plan were RMB40.1 million (US$5.8 million) and RMB57.6 million (US$8.4 million) respectively, which are expected to be recognized through the remaining vesting period of each grant if it is probable that the performance condition will be achieved. As of December 31, 2018 and June 30, 2019, the weighted average remaining vesting period for share based awards were 3.75 years and 3.40 years respectively.

(b)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the six months ended June 30, 2018 and 2019.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2018	2,950	—	2,950	0.001	—	3,031
Cancelled	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding at June 30,2018	2,950	—	2,950	0.001	—	3,451

Exercisable as of June 30, 2018	—	—	—	—	—	—

Outstanding at January 1, 2019	12,665	500	13,165	0.0001	3.75	20,514
Cancelled	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Forfeited	(751)	—	(751)	0.0001	—	—

Outstanding at June 30, 2019	11,914	500	12,414	0.0001	3.25	24,890

Exercisable as of June 30, 2019	—	—	—	—	—	—

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Share-based Compensation (Continued)

(b)	Stock options activities (Continued)

The weighted average grant date fair value of options granted for the six months ended June 30, 2018 and 2019 were nil and nil per option, respectively.

No options were exercised for the six months ended June 30, 2018 and 2019.

(c)	Restricted shares activities

Summary of restricted shares:

The following table sets forth the summary of restricted shares activities:

	Number of Restricted Shares Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	(in thousands) US$
January 1, 2019	14,500	0.21
Awarded	10,428	0.26
Vested	—	—

Outstanding at June 30, 2019	24,928	0.23

(d)	Founders’ shares

In accordance with the restricted share agreement dated as of March 7, 2011, all ordinary shares ultimately owned by the Company’s founders became subject to four-year vesting schedule, with 25% vesting on each anniversary of this date of over four years. In the event the founder’s relationship with the Group terminates, directly or indirectly, upon (i) the voluntary termination by the founder of his employment with the Group, or (ii) the termination by the Group of the founder’s employment for any event of default, then the Company shall have the right to repurchase from the founder all of the restricted shares that have not been released from the repurchase right. All of the restricted shares shall be released from the repurchase right upon the earlier to occur of: (i) a QIPO and (ii) the sale of all or substantially all of the assets of the Company or the consolidation, merger or other business combination of the Company with or into any other business entity pursuant to which shareholders of the Company prior to such consolidation, merger or other business combination hold less than a majority of the voting power of the surviving or resulting entity. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and is recognized over the requisite service period.

14.	Net Loss per Share

For the six months ended June 30, 2018 and 2019, the Company had potential ordinary shares, including preferred shares, restricted shares and share options granted. As the Group incurred losses for the six months ended June 30, 2018 and 2019, these potential preferred shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

The number of preferred shares and share options excluded from the calculation of diluted net loss per share of the Company were 569,036,090 and nil, 569,036,090 and nil for the six months ended June 30, 2018 and 2019, respectively.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Net Loss per Share (Continued)

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2018 and 2019:

	For the six months ended
	June 30, 2018	June 30, 2019
Numerator:
Net loss	(9,797)	(55,522)
Less: accretions to preferred shares redemption value	(67,683)	(205,290)

Net loss attributable to Lizhi Inc.’s ordinary shareholders	(77,480)	(260,812)

Denominator:
Weighted average number of ordinary shares outstanding, basic	260,000,000	260,000,000
Weighted average number of ordinary shares outstanding, diluted	260,000,000	260,000,000
Basic net loss per share attributable to Lizhi Inc.’s ordinary shareholders	(0.30)	(1.00)
Diluted net loss per share attributable to Lizhi Inc.’s ordinary shareholders	(0.30)	(1.00)

15.	Commitments and Contingencies

(a)	Commitments

The Group leases office space and staff quarters under non-cancelable operating lease agreements, which expire at various dates through June 2022. As of June 30, 2019, future minimum lease under non-cancelable operating lease agreements were as follows:

Total operating lease commitments
From July 1, 2019 to June 30, 2020	5,133
From July 1, 2020 to June 30, 2021	2,205
From July 1, 2021 to June 30, 2022	112

Total	7,450

For the six months ended June 30, 2018 and 2019, the Group incurred rental costs and expenses in the amounts of approximately RMB2.1 million and RMB2.5 million, respectively.

(b)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2018 and June 30, 2019.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

16.	Unaudited pro-forma balance sheet and net loss per share

Pursuant to the Company’s Share Purchase Agreements in each run financing, the Company’s preferred shares will be automatically converted into ordinary shares upon a QIPO.

Unaudited pro forma shareholders’ deficit as of June 30, 2019, as adjusted for the reclassification of Series A, B, C, C1, C1+, D, D1 preferred shares from mezzanine equity to shareholders’ deficit is shown in the unaudited pro forma interim condensed consolidated balance sheets.

The unaudited pro forma balance sheet and earnings per share excluded the impacts of the Company’s share-based awards that subject to IPO conditions.

The unaudited pro-forma basic and diluted loss per share for the six months ended June 30, 2019 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of such year, is as follows:

For the six months ended June 30, 2019
Numerator (RMB):
Net loss attributable to ordinary shareholders	(260,812)
Pro-forma effect of conversion of preferred shares	205,290

Pro forma net loss attributable to ordinary shareholders—basic and diluted	(55,522)

Denominator:
Denominator for basic net loss per share—weighted average ordinary shares outstanding	260,000,000
Pro-forma effect of conversion of preferred shares	569,036,090

Denominator for pro forma basic and diluted loss per share	829,036,090

Pro forma net loss per share
Basic	(0.07)
Diluted	(0.07)

17.	Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company concluded that the Group’s CODM is Mr. Jinnan (Marco) Lai, Chairman of the Board of Directors and CEO.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has one operating segment.

LIZHI INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

17.	Segment Information (Continued)

Key revenues streams are as below:

	June 30, 2018	June 30, 2019
	RMB	RMB
Audio entertainment	358,036	482,385
Podcast, advertising and others	9,382	4,222

Total	367,418	486,607

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

18.	Fair Value Measurement

Assets measured at fair value on a nonrecurring basis:

The Company measured its property, equipment and leasehold improvement, intangible assets and other non-current assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis:

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2018 and June 30, 2019.

19.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB47.3 million as of June 30, 2019. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

[Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.]

The form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that the following issuances was exempt from registration pursuant to Rule 701 promulgated under the Securities Act, or Section 4(a)(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration
AI VOICE Ltd	January 10, 2019	1 ordinary share	nominal consideration
VOICE WORLD Ltd	March 6, 2019	220,999,999 ordinary shares	in exchange of 221,000,000 ordinary shares of Lizhi BVI
AI VOICE Ltd	March 6, 2019	38,999,999 ordinary shares	in exchange of 39,000,000 ordinary shares of Lizhi BVI
Matrix Partners China I Hong Kong Limited	March 6, 2019	100,000,000 Series A Preferred Shares	in exchange of 100,000,000 series A preferred shares of Lizhi BVI
Matrix Partners China I Hong Kong Limited	March 6, 2019	16,666,660 Series B Preferred Shares	in exchange of 16,666,660 series B preferred shares of Lizhi BVI

Purchaser	Date of Issuance	Number of Securities	Consideration
Matrix Partners China I Hong Kong Limited	March 6, 2019	64,583,330 Series C Preferred Shares	in exchange of 64,583,330 series C preferred shares of Lizhi BVI
Morningside China TMT Fund II, L.P.	March 6, 2019	99,999,990 Series B Preferred Shares	in exchange of 99,999,990 series B preferred shares of Lizhi BVI
Morningside China TMT Fund II, L.P.	March 6, 2019	12,662,470 Series C Preferred Shares	in exchange of 12,662,470 series C preferred shares of Lizhi BVI
Morningside China TMT Top Up Fund, L.P.	March 6, 2019	65,337,530 Series C Preferred Shares	in exchange of 65,337,530 series C preferred shares of Lizhi BVI
People Better Limited	March 6, 2019	17,348,680 Series C1 Preferred Shares	in exchange of 17,348,680 series C1 preferred shares of Lizhi BVI
Shunwei Internet Limited	March 6, 2019	17,348,680 Series C1 Preferred Shares	in exchange of 17,348,680 series C1 preferred shares of Lizhi BVI
VOICE WORLD Ltd	March 6, 2019	26,912,090 Series C1+ Preferred Shares	in exchange of 26,912,090 series C1+ preferred shares of Lizhi BVI
Cyber Dreamer Limited	March 6, 2019	128,152,790 Series D Preferred Shares	in exchange of 128,52,790 series D preferred shares of Lizhi BVI
Evolution Media China L.P.	March 6, 2019	20,023,870 Series D1 Preferred Shares	in exchange of 20,023,870 series D1 preferred shares of Lizhi BVI
Share Incentive Awards(1)
Certain directors, officers, employees and consultant of the Company as a group	May 31, 2019	Awards to purchase 38,194,330 ordinary shares	Past and future services provided to us

Note:

(1)

In reliance on the exemption of Rule 701 under the Securities Act, all the share incentive awards were granted by our company under the 2019 Share Incentive Plan that we adopted on May 31, 2019. At the time of each option grant, we were not a reporting company under section 13 or 15(d) of the Exchange Act of 1934 or an investment company registered or required to be registered under the Investment Company Act of 1940. The share incentive plan is a “compensatory benefit plan” as defined under Rule 701 that we established to provide share incentives to directors, officers and employees of our company and our affiliates, as well as consultants and advisors who render our company or one of our affiliates bona fide services, other than services in connection with the offer or sale of securities of our company or any of our affiliates, as applicable, in a capital raising transaction or as a market maker or promoter of that entity’s securities.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-4 of this Registration Statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

LIZHI INC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of the Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

4.4†	Shareholders Agreement dated March 6, 2019 by and among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein

5.1*	Opinion of Walkers (Hong Kong) regarding the validity of the ordinary shares being registered

8.1*	Opinion of Walkers (Hong Kong) regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2*	Opinion of King & Wood Mallesons regarding certain PRC tax and VIE structure matters (included in Exhibit 99.2)

8.3*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

10.1†	LIZHI INC. 2019 Share Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its directors and executive officers

10.4†	English translation of the third amended and restated agreement of equity pledge agreement entered into on June 20, 2019 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi

10.5†	English translation of the fourth amended and restated agreement of exclusive equity transfer option agreement entered into on June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi

10.6†	English translation of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi

10.7†	English translation of the second amended and restated agreement of business operation agreement entered into on June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi

10.8†	English translation of the power of attorney dated June 20, 2019 issued by Mr. Jinnan (Marco) Lai, one of the shareholders of Guangzhou Lizhi

10.9†	English translation of the power of attorney dated June 20, 2019 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Lizhi

10.10†	English translation of the equity pledge agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao

Exhibit Number	Description of Document
10.11†	English translation of the exclusive equity transfer option agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao

10.12†	English translation of the exclusive technical consulting and management service agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Guangzhou Huanliao

10.13†	English translation of the business operation agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao

10.14†	English translation of the power of attorney dated May 20, 2019 issued by Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao

21.1*	Significant Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Walkers (Hong Kong) (included in Exhibit 5.1)

23.3*	Consent of King & Wood Mallesons (included in Exhibit 99.2)

23.4*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.3)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of King & Wood Mallesons regarding certain PRC law matters

99.3*	Consent of iResearch Consulting Group

*	To be filed by amendment.
†	Previously Submitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on                , 2019.

LIZHI INC.

By:
Name: Xi (Catherine) Chen
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Jinnan (Marco) Lai and Ms. Xi (Catherine) Chen, each acting singly as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities.

Signature	Title	Date

Chief Executive Officer, Director
Name: Jinnan (Marco) Lai

Chief Technology Officer, Director
Name: Ning Ding

Vice President, Director
Name: Zelong Li

Chief Financial Officer
Name: Xi (Catherine) Chen

Director
Name: Tao Huang

Director
Name: Ye Yuan

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of LIZHI INC., has signed this Registration Statement or amendment thereto in New York, New York, on                , 2019.

Authorized U.S. Representative

By:
Name:
Title: